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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ______________)

                               SAN Holdings, Inc.
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     ---------------------------------------
                         (Title of Class of Securities)

                                   79781B 10 4
                                  ------------
                                 (CUSIP Number)

                       Marc J. Leder
                       Rodger R. Krouse
                       Sun Capital Partners, LLC
                       5200 Town Center Circle, Suite 470
                       Boca Raton, Florida 33486
                       (561) 394-0550

                       Douglas C. Gessner, Esq.
                       James S. Rowe, Esq.
                       Kirkland & Ellis
                       200 E. Randolph Drive
                       Chicago, Illinois 60601
                       (312) 861-2000

                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 4, 2003
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.  79781B 10 4                                             Page 2 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            Sun Solunet, LLC
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            AF
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Delaware
.................................................................................
  Number of     7.    Sole Voting Power:  0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (see item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (see item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (see item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
            OO (limited liability company)
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  79781B 10 4                                             Page 3 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Sun Capital Partners II, LP
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            WC
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Delaware
.................................................................................
  Number of     7.    Sole Voting Power: 0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (See item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (See item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (See item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
           PN
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  79781B 10 4                                             Page 4 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Sun Capital Advisors II, LP
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *

.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Delaware
.................................................................................
  Number of     7.    Sole Voting Power: 0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (See item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (See item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (See item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
           PN
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  79781B 10 4                                             Page 5 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Sun Capital Partners, LLC
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *

.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Delaware
.................................................................................
  Number of     7.    Sole Voting Power: 0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (See item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (See item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (See item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
           OO (limited liability company)
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  79781B 10 4                                             Page 6 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Marc J. Leder
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *

.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States
.................................................................................
  Number of     7.    Sole Voting Power: 0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (See item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (See item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (See item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  79781B 10 4                                             Page 7 of 19

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            Rodger R. Krouse
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [ ]
          (b)   [X]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *

.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States
.................................................................................
  Number of     7.    Sole Voting Power: 0
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   77,380,390 (1) (See item 5)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  0
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  75,945,299 (1) (See item 5)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            77,380,390 (1) (See item 5)
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           66.91% (1)
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
(1) Pursuant to Rule  13d-3(d)(1)(i)  under the Securities Exchange Act of 1934, this figure includes  Common Stock issuable to Sun Solunet pursuant to the SANZ
Warrant (as defined in Item 3).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 8 of 19

   Item 1. Security and Issuer.

         The class of equity security to which this statement relates is the common stock, no par value (the “Common Stock”), of SAN Holdings, Inc., a Colorado corporation (the “Issuer”). The name and address of the principal executive offices of the Issuer are:

SAN Holdings, Inc. 900 West Castleton Road Suite 100 Castle Rock, CO 80104

   Item 2. Identity and Background.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”). Leder and Krouse may each be deemed to control Sun Solunet, Sun Partners II LP, Sun Advisors II, and Sun Partners LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners LLC, which in turn is the general partner of Sun Advisors II, which in turn is the general partner of Sun Partners II LP, and Sun Partners II LP owns 99% of the membership interests of Sun Solunet. Sun Solunet, Sun Partners II LP, Sun Advisors II, Sun Partners LLC, Leder and Krouse are collectively referred to as the “Reporting Persons.”

         The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

         Sun Solunet, Sun Partners II LP, Sun Advisors II, and Sun Partners LLC are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

         During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

   Item 3. Source and Amount of Funds or Other Consideration.

         On March 31, 2003, Sun Solunet, the Issuer and the other parties named therein entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which on April 4, 2003 Sun Solunet acquired (i) 729.3712335 shares of the Issuer’s Series B Preferred Stock, no par value (the “Series B Preferred”), (ii) 19,500,000 shares of Common Stock, and (iii) a warrant to purchase up to an aggregate of 19,976,737 shares of Common Stock over a term of 10 years at prices ranging from $0.29 to $10.82 per share, with a weighted average price of $0.94 per share (the “SANZ Warrant”). The SANZ Warrant is exercisable only after warrants, options or other conversion rights that were issued and outstanding immediately prior to April 4, 2003 and that are exercisable for shares of Common Stock (the “Pre-Merger Options”) have been exercised, resulting, in the aggregate, in the issuance of shares of Common Stock equal to

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 9 of 19

or exceeding 2,958,951 shares (the “Threshold Amount”). After such time, if at all, as the Threshold Amount is achieved and any additional Pre-Merger Options (each a “Post-Threshold Option”) have been exercised, Sun Solunet has the right to purchase 1.5 times the number of shares of Common Stock exercised by the holder of a Post-Threshold Option at the exercise price associated with such Post-Threshold Option. The SANZ Warrant is intended to maintain Sun Solunet’s approximately 58.5% ownership of all outstanding Common Stock in the event Pre-Merger Options are exercised. Each share of Series B Preferred will be automatically converted into 50,000 shares of Common Stock upon the effectiveness of an amendment to the Issuer’s articles of incorporation increasing the number of authorized shares of Common Stock. Pursuant to the Merger Agreement, the Issuer is obligated to promptly submit the amendment to the Issuer’s stockholders for approval, and Sun Solunet expects the amendment to become effective promptly thereafter. The shares of Common Stock issued to Sun Solunet, including the shares to be received by Sun Solunet upon conversion of the Series B Preferred and complete exercise of the SANZ Warrant (but no exercise of Pre-Merger Options), constitute approximately 66.91% of the Issuer’s outstanding Common Stock.

         The aggregate consideration for the Common Stock, Series B Preferred and SANZ Warrant acquired by Sun Solunet pursuant to the Merger Agreement was 4,977,511.5 shares of Voting Common Stock of Solunet Storage Holding Corp., a Delaware corporation (“Solunet Storage”), which had a fair market value of $4,977,511.50.

         All of the shares of Common Stock beneficially owned by the Reporting Persons, together with the other securities of the Issuer described above, were paid for using the consideration described above from the partners of one of the Reporting Persons.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

   Item 4. Purpose of Transaction.

         The purpose of the transaction was to acquire economic and voting control of the Issuer. As a result of the transaction, the Reporting Persons acquired Common Stock constituting 58.5% of the Issuer’s outstanding Common Stock. A copy of the Merger Agreement is attached as Exhibit B and incorporated herein by reference.

         In connection with the transaction and in accordance with the terms of the Merger Agreement, three representatives of the Reporting Persons, including Leder and Krouse, were appointed to the Issuer’s board of directors, which currently consists of six members. The other members of the Issuer’s board of directors are John Jenkins, the Issuer’s Chief Executive Officer, Brendan T. Reilly, an officer of the Issuer, and Robert K. Brooks, an independent director. Three additional representatives of the Reporting Persons have been nominated for election to the Issuer’s board of directors at the next annual meeting of the Issuer’s stockholders. In addition, Michael J. Phelan, President of the Issuer, has been nominated for election to the Issuer’s board of directors at the next annual meeting of the Issuer’s stockholders. Finally, to replace Brendan T. Reilly and Robert K. Brooks, three independent directors have been nominated for election to the Issuer’s board of directors at the next annual meeting of the Issuer’s stockholders.

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 10 of 19

         The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor management’s efforts to increase shareholder value. In connection with that effort, an affiliate of one of the Reporting Persons has entered into a Management Services Agreement (the “Management Services Agreement”) whereby such person will provide various administrative and management services to the Issuer in exchange for: (i) during the Initial Two Year Term (as defined in the Management Services Agreement), a quarterly payment of $75,000, and (ii) during the Remaining Eight Year Term (as defined in the Management Services Agreement), an annual fee equal to the Market Based Management Fee (as defined in the Management Services Agreement). The preceding summary of terms of the Management Services Agreement is qualified in its entirety by reference to the detailed provisions of the Management Services Agreement, a copy of which is attached as Exhibit C and incorporated herein by reference.

         Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

         Pursuant to the terms of the SANZ Warrant (as defined in Item 3 above), Sun Solunet may purchase up to an aggregate of 19,976,737 shares of Common Stock over a term of 10 years at prices ranging from $0.29 to $10.82 per share, with a weighted average price of $0.94 per share. The SANZ Warrant is exercisable only after Pre-Merger Options have been exercised, resulting, in the aggregate, in the issuance of shares of Common Stock equal to or exceeding the Threshold Amount. After such time, if at all, as the Threshold Amount is achieved and any Post-Threshold Options have been exercised, Sun Solunet has the right to purchase 1.5 times the number of shares of Common Stock exercised by the holder of a Post-Threshold Option at the exercise price associated with such Post-Threshold Option. The SANZ Warrant is intended to maintain Sun Solunet’s approximately 58.5% ownership of all outstanding Common Stock in the event Pre-Merger Options are exercised. The preceding summary of terms of the SANZ Warrant is qualified in its entirety by reference to the detailed provisions of the SANZ Warrant, a copy of which is attached as Exhibit D and incorporated herein by reference.

         Pursuant to the terms of the Merger Agreement, Michael J. Phelan and Sarah H. Phelan (collectively, the “Phelans”) acquired 500,000 shares of Common Stock and 18.7018265 shares of Series B Preferred. Pursuant to the terms of an Assignment Agreement dated as of April 4, 2003 (the “Assignment Agreement”) by and among Sun Solunet and the Phelans, Sun Solunet assigned to the Phelans the right to purchase 2.5% of the Common Stock Sun Solunet is entitled to purchase pursuant to the terms of the SANZ Warrant. The preceding summary of terms of the Assignment Agreement is qualified in its entirety by reference to the detailed provisions of the Assignment Agreement, a copy of which is attached as Exhibit E and incorporated herein by reference.

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 11 of 19

         Pursuant to the terms of a Shareholders Agreement dated as of April 4, 2003 (the “Shareholders Agreement”) by and among the Issuer, Sun Solunet, the Phelans and the other parties named therein, the Phelans have (i) agreed to vote the shares of Common Stock owned or controlled by them in the manner specified by Sun Solunet with respect to any matter on which the shareholders of a Colorado corporation generally have a right to vote and (ii) granted to Sun Solunet an irrevocable proxy to vote all shares of Common Stock owned or controlled by them. In addition, the Phelans have agreed not to transfer any shares of Common Stock (other than certain exempt transfers to affiliates or family members or to Sun Solunet, or in registered offerings) without first providing a right of first refusal to the Issuer and, if the Issuer does not exercise that right, to Sun Solunet. Sun Solunet has agreed not to transfer any shares of Common Stock without providing “tag along” rights to the Phelans, and the Phelans have granted “drag along” rights to Sun Solunet in connection with any sale of a majority of the fully diluted equity of the Issuer. Finally, the Issuer has granted, subject to certain exceptions, preemptive rights to the Phelans in connection with any proposed issuance of equity securities to Sun Solunet or its affiliates in order to permit the Phelans to maintain their percentage equity ownership in the Issuer. The Shareholders Agreement will terminate at such time as both (i) the Reporting Persons or their affiliates no longer own or control at least 25% of the Common Stock on a fully diluted basis and (ii) the Reporting Persons or their affiliates no longer control the Issuer’s board of directors. The preceding summary of terms of the Shareholders Agreement is qualified in its entirety by reference to the detailed provisions of the Shareholders Agreement, a copy of which is attached as Exhibit F and incorporated herein by reference.

         Pursuant to the terms of a Registration Agreement dated as of April 4, 2003 (the “Registration Agreement”) by and among the Issuer, Sun Solunet and the Phelans, the holders of a majority of the shares of Common Stock issued to Sun Solunet may at any time request, subject to certain limitations, an unlimited number of “demand” registrations on Forms S-1, S-2 or S-3. The Issuer has also agreed to provide, subject to certain limitations, customary “piggy back” registration rights to the holders of the shares issued to Sun Solunet and the Phelans. The Issuer has generally agreed to bear all registration expenses in connection with the exercise of these registration rights, other than underwriting discounts and commissions. The preceding summary of terms of the Registration Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Agreement, a copy of which is attached as Exhibit G and incorporated herein by reference.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 12 of 19

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

   Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 77,380,390 shares of Common Stock, or approximately 66.91% of the Common Stock outstanding. This number is comprised of (a) 19,500,000 shares of Common Stock that are held directly by Sun Solunet, (b) 729.3712335 shares of Series B Preferred that are held directly by Sun Solunet, (c) 19,976,737 shares of Common Stock that are issuable to Sun Solunet pursuant to the terms of the SANZ Warrant, (d) 500,000 shares of Common Stock that are held directly by the Phelans and (e) 18.7018265 shares of Series B Preferred that are held directly by the Phelans.

(b)

Each Reporting Person may be deemed to have shared power to vote or direct the vote of 77,380,390 shares of Common Stock, or approximately 66.91% of the Common Stock outstanding. This number is comprised of (a) 19,500,000 shares of Common Stock that are held directly by Sun Solunet, (b) 729.3712335 shares of Series B Preferred that are held directly by Sun Solunet, (c) 19,976,737 shares of Common Stock that are issuable to Sun Solunet pursuant to the terms of the SANZ Warrant, (d) 500,000 shares of Common Stock that are held directly by the Phelans and (e) 18.7018265 shares of Series B Preferred that are held directly by the Phelans.

Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 75,945,299 shares of Common Stock, or approximately 65.67% of the Common Stock outstanding. This number is comprised of (a) 19,500,000 shares of Common Stock that are held directly by Sun Solunet, (b) 729.3712335 shares of Series B Preferred that are held directly by Sun Solunet and (c) 19,976,737 shares of Common Stock that are issuable to Sun Solunet pursuant to the terms of the SANZ Warrant.

The Reporting Persons and the Phelans may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Shareholders Agreement and the registration provisions contained in the Registration Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with the Phelans. The table below lists the number of shares beneficially owned by the Phelans in which the Reporting Persons may be deemed to have beneficial ownership because of the Shareholders Agreement and the Registration Agreement.

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 13 of 19

Name:	Shares:
Michael J. Phelan and Sarah H. Phelan	1,435,091

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

         Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         Item 7.         Material to be filed as Exhibits.

Schedule A	--	Additional Information Required by Item 2 of Schedule 13D
Exhibit A	--	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons
Exhibit B	--	Agreement and Plan of Merger
Exhibit C	--	Management Services Agreement
Exhibit D	--	SANZ Warrant
Exhibit E	--	Assignment Agreement
Exhibit F	--	Shareholders Agreement
Exhibit G	--	Registration Agreement

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 14 of 19

SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2003	SUN SOLUNET, LLC By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL PARTNERS II, LP By: Sun Capital Advisors II, LP Its: General Partner By: Sun Capital Partners, LLC Its: General Partner By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL ADVISORS II, LP By: Sun Capital Partners, LLC Its: General Partner By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL PARTNERS, LLC By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 15 of 19

Dated: April 4, 2003	/s/ Marc J. Leder Marc J. Leder

Dated: April 4, 2003	/s/ Rodger R. Krouse Rodger R. Krouse

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 16 of 19

SCHEDULE A

Sun Solunet, LLC

         Set forth below is the name and business address of each manager of Sun Solunet. Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

Sun Capital Partners, LLC

         Set forth below is the name and business address of each manager of Sun Partners LLC. Each such person is a citizen of the United States of America.

Name	Title	Address
Marc J. Leder	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Rodger R. Krouse	Co-CEO	5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 17 of 19

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

* * * * * *

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 18 of 19

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Dated: April 4, 2003	SUN SOLUNET, LLC By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL PARTNERS II, LP By: Sun Capital Advisors II, LP Its: General Partner By: Sun Capital Partners, LLC Its: General Partner By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL ADVISORS II, LP By: Sun Capital Partners, LLC Its: General Partner By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

Dated: April 4, 2003	SUN CAPITAL PARTNERS, LLC By: /s/ Marc J. Leder Name: Marc J. Leder Its: Co-CEO

CUSIP No. 79781B 10 4                                                                                                                                                                 Page 19 of 19

Dated: April 4, 2003	/s/ Marc J. Leder Marc J. Leder

Dated: April 4, 2003	/s/ Rodger R. Krouse Rodger R. Krouse

EXHIBIT B

EXECUTION COPY

         _________________________________________________________________________________________________________________

AGREEMENT AND PLAN OF MERGER
by and among
SAN HOLDINGS, INC.,

SAN MERGER SUBSIDIARY, INC.,

SUN SOLUNET, LLC
and
SOLUNET STORAGE HOLDING CORP.
March 31, 2003

         _________________________________________________________________________________________________________________

Table of Contents

ARTICLE I	THE MERGER	2
1.01	Basic Transaction	2
1.02	Merger Consideration	2
1.03	Conversion of Capital Stock and Options	2
1.04	Exchange of Certificates, etc	3
1.05	Directors and Officers	3
1.06	Certificate of Incorporation and By-Laws	3
ARTICLE II	THE CLOSING	4
2.01	The Closing	4
2.02	The Closing Transactions	4
ARTICLE III	CONDITIONS TO CLOSING	4
3.01	Conditions to the Obligation of Holding and Sun	4
3.02	Conditions to the Obligation of SANZ and Merger Sub.	7
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF SANZ AND MERGER SUB	10
4.01	Capacity, Organization, Corporate Power and Licenses	10
4.02	Capital Stock and Related Matters; Title to Shares	11
4.03	Authorization; Noncontravention	11
4.04	Subsidiaries; Investments	12
4.05	Financial Statements	13
4.06	Accounts Receivable	13
4.07	Absence of Undisclosed Liabilities	13
4.08	No Material Adverse Effect	13
4.09	Absence of Certain Developments	14
4.10	Assets	16
4.11	Contracts and Commitments	16
4.12	SANZ Intellectual Property	18
4.13	Litigation	20
4.14	Environmental and Safety Matters	21
4.15	Compliance with Laws	21
4.16	Employees	22
4.17	Employee Benefit Plans	22
4.18	Insurance	24
4.19	Tax Matters	24
4.20	Brokerage and Transaction Bonuses	26
4.21	Bank Accounts	27
4.22	Powers of Attorney	27
4.23	Names and Locations	27
4.24	Affiliate Transactions	27
4.25	Service and Software Warranties	27

4.26	Customers and Suppliers	28
4.27	Real Property	28
4.28	Disclosure	29
4.29	Closing Date	29

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF HOLDING	30
5.01	Capacity, Organization, Corporate Power and Licenses	30
5.02	Capital Stock and Related Matters; Title to Shares	31
5.03	Authorization; Noncontravention	31
5.04	Subsidiaries; Investments	32
5.05	Financial Statements	33
5.06	Accounts Receivable	33
5.07	Absence of Undisclosed Liabilities	33
5.08	No Material Adverse Effect	34
5.09	Absence of Certain Developments	34
5.10	Assets	36
5.11	Contracts and Commitments	36
5.12	Holding Intellectual Property	38
5.13	Litigation	40
5.14	Environmental and Safety Matters	41
5.15	Compliance with Laws	41
5.16	Employees	42
5.17	Employee Benefit Plans	42
5.18	Insurance	44
5.19	Tax Matters	44
5.20	Brokerage and Transaction Bonuses	47
5.21	Bank Accounts	47
5.22	Powers of Attorney	47
5.23	Names and Locations	47
5.24	Affiliate Transactions	47
5.25	Service and Software Warranties	48
5.26	Customers and Suppliers	48
5.27	Real Property	48
5.28	Disclosure	49
5.29	Closing Date	50

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF SUN	50
6.01	Organization and Power	50
6.02	Authorization; Noncontravention	50
6.03	Investment Representation	51
6.04	Brokerage	51
6.05	Litigation	51
6.06	Title	51
6.07	Disclosure	51
6.08	Closing Date	51

ARTICLE VII	COVENANTS PRIOR TO CLOSING	52
7.01	General	52
7.02	Maintenance of Business	52
7.03	Third Party and Governmental Notices and Consents	52
7.04	Operation of Business	53
7.05	Full Access	54
7.06	Notice of Material Developments	54
7.07	Exclusivity	55
7.08	Tax Matters	57
7.09	Delivery of Interim Financial Statements	57
7.10	Employees and Business Relations	57

ARTICLE VIII	TERMINATION	57
8.01	Termination	57
8.02	Effect of Termination	58

ARTICLE IX	ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING	59
9.01	Survival of Representations and Warranties	59
9.02	Indemnification	60
9.03	Mutual Assistance	64
9.04	Press Release and Announcements	64
9.05	Expenses	64
9.06	Specific Performance	64
9.07	Further Assurances	65
9.08	Confidentiality	65
9.09	Post-Closing Covenants	65
9.10	Directors' and Officers' Insurance	65
9.11	Employee Benefit Plans	66
9.12	Additional Covenants	66
9.13	Exclusive Remedy	67

ARTICLE X	DEFINITIONS	67
10.01	Definitions	67
10.02	Certain Other Definitional Provisions	72

ARTICLE XI	MISCELLANEOUS	72
11.01	Amendment and Waiver	72
11.02	Notices	73
11.03	Successors and Assigns	73
11.04	Severability	74
11.05	Interpretation; Construction	74
11.06	No Third-Party Beneficiaries	74
11.07	Complete Agreement	74
11.08	Counterparts	75
11.09	Delivery by Facsimile	75
11.10	Governing Law	75
11.11	Waiver of Trial by Jury	75
11.12	Submission to Jurisdiction	75
11.13	Legal Fees	75
11.14	Effectiveness	76

SANZ DISCLOSURE SCHEDULE

SANZ Accounts Receivable Schedule
SANZ Affiliate Transactions Schedule
SANZ Assets Schedule
SANZ Bank Account Schedule
SANZ Brokerage Schedule
SANZ Capital Expenditures Schedule
SANZ Capitalization Schedule
SANZ Commitments Schedule
SANZ Compliance Schedule
SANZ Contracts Schedule
SANZ Customers and Suppliers Schedule
SANZ Developments Schedule
SANZ Employee Benefits Schedule
SANZ Employees Schedule
SANZ Environmental and Safety Matters Schedule
SANZ Financial Statement Schedule
SANZ Insurance Schedule
SANZ Intellectual Property Schedule
SANZ Litigation Schedule
SANZ Liabilities Schedule
SANZ Names and Locations Schedule
SANZ Officers and Directors Schedule
SANZ Permits Schedule
SANZ Real Property Schedule
SANZ Restrictions Schedule
SANZ Subsidiary Schedule
SANZ Taxes Schedule
SANZ Transaction Bonuses Schedule
SANZ Warranty Schedule

v

HOLDING DISCLOSURE SCHEDULE

Holding Accounts Receivable Schedule
Holding Affiliate Transactions Schedule
Holding Assets Schedule
Holding Bank Account Schedule
Holding Brokerage Schedule
Holding Capital Expenditures Schedule
Holding Capitalization Schedule
Holding Commitments Schedule
Holding Compliance Schedule
Holding Contracts Schedule
Holding Customers and Suppliers Schedule
Holding Developments Schedule
Holding Employee Benefits Schedule
Holding Employees Schedule
Holding Environmental and Safety Matters Schedule
Holding Financial Statement Schedule
Holding Insurance Schedule
Holding Intellectual Property Schedule
Holding Litigation Schedule
Holding Liabilities Schedule
Holding Names and Locations Schedule
Holding Officers and Directors Schedule
Holding Permits Schedule
Holding Real Property Schedule
Holding Restrictions Schedule
Holding Subsidiary Schedule
Holding Taxes Schedule
Holding Transaction Bonuses Schedule
Holding Warranty Schedule

EXHIBITS

Exhibit A	Stock Option Agreement
Exhibit B	Credit Support Document
Exhibit C	SANZ Warrant
Exhibit D-1	Opinion of Donna A. Key
Exhibit D-2	Opinion of Nutter, McClennen & Fish, LLP
Exhibit E	Management Services Agreement
Exhibit F	Registration Rights Agreement
Exhibit G	Shareholders Agreement
Exhibit H	Amended Charter
Exhibit I	Second Amended By-Laws
Exhibit J	Certificate of Designation
Exhibit K	Opinion of Kirkland & Ellis
Exhibit L	Investment Representation Letter
Exhibit M	Form of Promissory Note

ADDITIONAL SCHEDULES

Schedule 3.01(m)
Schedule 9.12

AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 31, 2003, is made by and among SAN Holdings, Inc., a Colorado corporation (“SANZ”), SAN Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of SANZ (“Merger Sub”), Sun Solunet, LLC, a Delaware limited liability company (“Sun”), and Solunet Storage Holding Corp., a Delaware corporation (“Holding”). SANZ, Merger Sub, Sun and Holding are sometimes collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.

         WHEREAS, the respective boards of directors of SANZ, Merger Sub and Holding deem it desirable and in the best interests of their respective corporations and shareholders for Merger Sub to merge with and into Holding, and have approved this Agreement for that purpose;

         WHEREAS, this Agreement and the Merger have been approved by SANZ, as the sole shareholder of Merger Sub, and by Sun and the other shareholders of Holding (collectively, the “Holding Shareholders”);

         WHEREAS, contemporaneously with the execution and delivery of this Agreement and as a condition and inducement to Holding’s and Sun’s willingness to enter into this Agreement, Holding and SANZ are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A attached hereto (the “Stock Option Agreement”) pursuant to which SANZ is granting to Holding an option to purchase shares of SANZ’s common stock (the “Option”);

         WHEREAS, contemporaneously with the execution and delivery of this Agreement and as a condition and inducement to SANZ’s willingness to enter into this Agreement, Sun Capital Partners II, LP (“Sun Capital”) has executed and delivered to SANZ a Credit Support Document dated as of the date hereof in the form of Exhibit B attached hereto (the “Credit Support Document”) pursuant to which Sun Capital has agreed under certain conditions to guaranty a portion of SANZ’s debt after the Effective Time;

         WHEREAS, the Parties desire that the merger provided for herein qualify as a reorganization within the meaning of Section 368(a) of the Code and adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-3(a) of the Regulations.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

         1.01 Basic Transaction.

         (a) At the Effective Time, Merger Sub shall merge with and into Holding (the “Merger”) subject to and upon the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), whereupon the separate existence of Merger Sub shall cease, and Holding shall be the surviving corporation (the “Surviving Corporation”).

         (b) The Merger shall become effective (the “Effective Time”) at the time that Holding and Merger Sub have (i) filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Certificate of Merger”) and (iii) made all other filings or recordings required by the DGCL in connection with the Merger.

         (c) The Merger shall have the effects set forth in the Delaware Certificate of Merger and the DGCL.

         (d) From and after the Effective Time, the Surviving Corporation shall succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the liabilities, restrictions, disabilities and duties of Holding and Merger Sub, all as provided under the DGCL.

         1.02 Merger Consideration. The aggregate merger consideration to be paid in exchange for (i) all of the shares of Holding’s Voting Common Stock, par value $.01 per share (“Holding Voting Common Stock”), issued and outstanding immediately prior to the Effective Time; and (ii) all of the shares of Holding’s Non-Voting Common Stock, par value $.01 per share (“Holding Non-Voting Common Stock” and together with Holding Voting Common Stock, “Holding Common Stock”), issued and outstanding immediately prior to the Effective Time shall be (X) to the Holding Shareholders 748.07306 shares of SANZ’s Series B Preferred Stock, no par value (the “SANZ Series B Preferred Stock”); (Y) to the Holding Shareholders 20,000,000 shares of SANZ’s Common Stock, no par value (the “SANZ Common Stock”), which together with the SANZ Series B Preferred Stock (on an as-if converted basis) shall constitute 60% of the issued and outstanding capital stock of SANZ; and (Z) to Sun a warrant to purchase shares of SANZ Common Stock in substantially the form attached hereto as Exhibit C (the “SANZ Warrant” and together with the SANZ Series B Preferred Stock and SANZ Common Stock, the “Merger Consideration”).

         1.03 Conversion of Capital Stock and Options.

         (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Sun or Holding, except as otherwise provided in Section 1.03(b) or Section 1.04, each share of Holding Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a pro rata share of the Merger Consideration, and the shares of SANZ Series B Preferred Stock and SANZ Common Stock constituting a portion of such Merger Consideration shall be deemed validly issued, fully paid and non-assessable. After the Effective Time, subject to Section 1.04, all shares of Holding Common Stock shall no longer be outstanding or have any rights other than those rights set forth in this Section 1.03(a), and shall automatically be cancelled and retired. At the effective Time, each option, warrant, purchase right, subscription right, conversion right, exchange right and other contract or commitment that could require Holding to issue, sell or otherwise cause to become outstanding any capital stock of Holding shall, to the extent not exercised prior to the Effective Time, be deemed to be canceled or otherwise terminated, and neither SANZ nor the Surviving Corporation shall have any obligation to the holders of any such interests.

         (b) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Holding’s capital stock held immediately prior to the Effective Time by Holding as treasury stock shall be canceled and no payment shall be made with respect thereto.

         (c) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Merger Sub’s Common Stock, par value $.01 per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of the Surviving Corporation’s Common Stock, par value $.01 per share (the “Surviving Corporation Common Stock”).

         1.04 Exchange of Certificates, etc.

         (a) At the Effective Time, the Holding Shareholders shall deliver to SANZ the certificates representing all of the shares of Holding Common Stock issued and outstanding immediately prior to the Effective Time, (i) free and clear of all Liens, charges, options, pledges, rights of other parties, voting trusts, proxies, stockholder or similar agreements, encumbrances or restrictions of any nature and (ii) duly endorsed for transfer or accompanied by duly executed stock powers with all requisite state and federal transfer stamps affixed thereto.

         (b) At the Effective Time, SANZ shall (i) issue stock certificates, in the name of each Holding Shareholder, and the SANZ Warrant, in the name of Sun, representing the Merger Consideration and (ii) deliver such stock certificates to each Holding Shareholder and the SANZ Warrant to Sun free and clear of all Liens, charges, options, pledges, rights of other parties, voting trusts, proxies, stockholder or similar agreements, encumbrances or restrictions of any nature, except as contemplated by the Ancillary Agreements.

         (c) At the Effective Time, the stock transfer books of Holding shall be closed, and there shall be no further registration of transfers on the stock transfer books of SANZ of the Holding Common Stock that was outstanding immediately prior to the Effective Time.

         1.05 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable law, (a) the directors of Holding at the Effective Time shall constitute the directors of the Surviving Corporation, and (b) the officers of Holding at the Effective Time shall be the officers of the Surviving Corporation.

         1.06 Certificate of Incorporation and By-Laws. At the Effective Time, (a) the Certificate of Incorporation of Holding and the By-Laws of Holding, each as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided by the DGCL and the Certificate of Incorporation and By-Laws of Holding.

ARTICLE II

THE CLOSING

         2.01 The Closing. Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to the rights of the Parties set forth in Section 7.07, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis located at 200 East Randolph Drive, Chicago, Illinois at 10:00 a.m. on the business day following full satisfaction or due waiver of all of the closing conditions set forth in Article III hereof (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to SANZ and Holding. The date and time of the Closing are herein referred to as the “Closing Date.” For accounting purposes only, the Closing shall be deemed to have taken place on the first day of the calendar month of the Effective Time.

         2.02 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties hereto shall consummate the following transactions (the “Closing Transactions”) on the Closing Date:

         (a) the Parties shall take such actions and make such deliveries as described in Section 1.04 (including, without limitation, the delivery of the certificates representing the shares of Holding Common Stock and the delivery of the certificates representing the shares of SANZ Common Stock and the shares of SANZ Series B Preferred Stock and the SANZ Warrant in accordance with the terms of Section 1.04).

         (b) Holding and Merger Sub shall cause the Delaware Certificate of Merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, to be duly filed with the Secretary of State of the State of Delaware.

         (c) the Parties shall make such other deliveries as are required by and inaccordance with Article III hereof; and

         (d) Holding shall deliver to Merger Sub all corporate books and records of Holding in its possession.

ARTICLE III

CONDITIONS TO CLOSING

         3.01 Conditions to the Obligation of Holding and Sun. The obligation of Holding and Sun to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or prior to the Closing Date:

         (a) the representations and warranties in Article IV hereof that are subject to materiality qualifications (including qualifications of Material Adverse Effect) shall be true and correct in all respects at and as of the Closing and the representations and warranties contained in Article IV hereof that are not subject to materiality qualifications shall be true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures made by SANZ or Merger Sub to Holding and Sun pursuant to Section 7.06 below), except in respect of representations and warranties made as of a specified date, which shall be true and correct, or true and correct in all material respects, as the case may be, as of such specified date, and each of SANZ and Merger Sub shall have performed in all material respects all of the covenants and agreements required to be performed by it hereunder prior to the Closing;

         (b) SANZ and Merger Sub shall have received or obtained all third-party consents and approvals, on terms reasonably satisfactory to Holding, that are necessary (i) for the consummation of the transactions contemplated hereby or (ii) to prevent a breach of or default under, or a termination, modification or acceleration of, any instrument, contract, lease, license or other agreement on the attached SANZ Restrictions Schedule, except, in each case, for such consents and approvals the failure to obtain which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effecton SANZ (collectively, the “SANZ Third-Party Approvals”);

         (c) SANZ and Merger Sub shall have received or obtained all governmental and regulatory consents, approvals, licenses and authorizations, on terms and conditions reasonably satisfactory to Holding, that are necessary (i) for the consummation of the transactions contemplated hereby, (ii) for SANZ to own the capital stock of the Surviving Corporation and control the Surviving Corporation following the Closing and (iii) for the Surviving Corporation to operate its business, except for such consents, approvals, licenses and authorizations as could not reasonable be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ (collectively, the “SANZ Governmental Approvals”);

         (d) no suit, action or other proceeding shall be pending or threatened before any court or governmental or regulatory official, body or authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of SANZ to own the capital stock of the Surviving Corporation or control the Surviving Corporation or (iv) affect adversely the right of the Surviving Corporation to own its assets or operate its business, and no such injunction, judgment, order, decree or ruling shall have been entered or be in effect;

         (e) at the Closing, Holding and Sun shall have received from (i) Donna A. Key, counsel for SANZ, an opinion, which shall be addressed to Holding and Sun and the Surviving Corporation’s lender, dated as of the Closing Date, and in substantially the form attached hereto as Exhibit D-1; and (ii) Nutter, McClennen & Fish, LLP, counsel for SANZ and Merger Sub, an opinion, which shall be addressed to Holding and Sun and the Surviving Corporation’s lender, dated as of the Closing Date, and in substantially the form attached hereto as Exhibit D-2;

         (f) SANZ shall have obtained and delivered to Holding a written consent for the assignment of each of the SANZ Leases (to the extent required under the terms of each SANZ Lease), and, if requested by the Surviving Corporation’s lender, a waiver of landlord liens or a consent to collateral assignment of lease from the landlord or other party whose consent thereto is required under such SANZ Lease, except, in each case, for such consents and waivers the failure to obtain which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ (the “SANZ Lease Consents”), in form and substance satisfactory to Holding and the Surviving Corporation’s lender;

         (g) SANZ shall have delivered to Holding copies of SANZ’s consolidated interim monthly and year-to-date financial statements pursuant to Section 7.09 below;

         (h) Holding and Sun shall have received evidence that this Agreement and the Merger shall have been approved and adopted by SANZ as the holder of 100% of the outstanding shares of capital stock of Merger Sub entitled to consent thereto;

         (i) at the Closing, SANZ shall have executed and delivered to Holding Shareholders, in accordance with Section 1.04(b) above, the certificates and the SANZ Warrant representing the Merger Consideration, and the SANZ Series B Preferred Stock and SANZ Common Stock represented by such certificates shall be validly issued, fully paid and non-assessable and the SANZ Warrant shall be in full force and effect;

         (j) at the Closing, SANZ shall have executed and delivered to Sun or its Affiliates the Management Services Agreement in substantially the form attached hereto asExhibit E (the “Management Services Agreement”) and such Management Services Agreement shall be in full force and effect;

         (k) at the Closing, SANZ shall have executed and delivered to Sun the Registration Rights Agreement in substantially the form attached hereto as Exhibit F (the “Registration Rights Agreement”) and such Registration Rights Agreement shall be in full force and effect;

         (l) at the Closing, SANZ shall have executed and delivered to Sun the Shareholders Agreement in substantially the form attached hereto as Exhibit G (the “Shareholders Agreement”) and such Shareholders Agreement shall be in full force and effect;

         (m) effective as of the Closing, except for John Jenkins, Brendan T. Reilly and Robert K. Brooks who shall remain as members of the board of directors of SANZ, all of the members of the board of directors of SANZ and each Subsidiary of SANZ shall have resigned from the board of directors of SANZ and each Subsidiary of SANZ and the Company shall have taken such action so that (i) Marc Leder, Rodger Krouse and Clarence Terry (collectively, the “New SANZ Directors”) shall be appointed to the board of directors of SANZ, (ii) Marc Leder and Rodger Krouse shall be appointed to the board of directors of each Subsidiary of SANZ and (iii) those persons listed on Schedule 3.01(m) shall have been appointed officers of SANZ and its Subsidiaries, all in accordance with the terms of the constituent documents of SANZ and its Subsidiaries and in compliance with all applicable law;

         (n) the board of directors of SANZ shall have adopted resolutions (i) approving an amendment to its Amended and Restated Articles of Incorporation in substantially the form attached hereto as Exhibit H (the “Amended Charter”); (ii) approving an amendment to its Amended By-Laws in substantially the form attached hereto as Exhibit I (the “Second Amended By-Laws”) and such Second Amended By-Laws shall be in full force and effect; (iii) approving the certificate of designation in substantially the form attached hereto as Exhibit J (the “Certificate of Designation”) and such Certificate of Designation shall have been filed with the Secretary of State of Colorado in accordance with the Colorado Business Corporation Act; and (iv) recommending to the shareholders of SANZ the election at the next shareholders meeting of each of the New SANZ Directors and the election of David Kreilein, Ben Emmons, M. Steven Liff, Michael Phelan, John Jenkins, Gary Holloway, George Rea and C. Daryl Hollis to the board of directors of SANZ;

         (o) at the Closing, SANZ shall have delivered to Holding and/or Sun, (i) a certificate signed by SANZ, dated the date of the Closing, stating that the conditions specified in subsections (a) through (n) above (other than subsection (e) above) have been satisfied as of the Closing; (ii) copies of all SANZ Third-Party Approvals and SANZ Governmental Approvals; (iii) certified copies of the resolutions of the board of directors of SANZ and Merger Sub authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby and the written consent of SANZ as the sole stockholder of Merger Sub approving the Merger; (iv) the resignations, effective as of the Closing, of each director of Merger Sub; (v) good standing certificates for SANZ and each of its Subsidiaries from their respective jurisdictions of incorporation and each jurisdiction in which SANZ or any of its Subsidiaries is qualified to do business as a foreign corporation, in each case dated as of a recent date prior to the Closing Date; and (vi) such other documents or instruments as are required to be delivered by SANZ and/or Merger Sub at the Closing pursuant to the terms hereof or that Holding and/or Sun reasonably requests prior to the Closing Date to effect the transactions contemplated hereby; and

         (p) SANZ shall have executed and delivered to Sun the Agreement for Consulting Services between Storage Area Networks, Inc. and IdeaGenic, Inc., dated as of January 1, 2000, as amended (the “IdeaGenic Consulting Agreement”), and such IdeaGenic Consulting Agreement shall be in form and substance satisfactory to Sun and in full force and effect.

         Any condition specified in this Section 3.01 may be waived if such waiver is set forth in a writing duly executed by Holding and Sun.

         3.02 Conditions to the Obligation of SANZ and Merger Sub. The obligations of SANZ and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or prior to the Closing Date:

         (a) the representations and warranties in Article V and Article VI hereof that are subject to materiality (including qualifications as to a Material Adverse Effect) qualifications shall be true and correct in all respects at and as of the Closing and the representations and warranties contained in Article V and Article VI hereof that are not subject to materiality qualifications shall be true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures made by Holding or Sun to SANZ and Merger Sub pursuant to Section 7.06 below), except in respect of representations and warranties made as of a specified, which shall be true and correct, or true and correct in all material respects, as the case may be, as of such specified date, and each of Holding and Sun shall have performed in all material respects all of the covenants and agreements required to be performed by it hereunder prior to the Closing;

         (b) Holding shall have received or obtained all third-party consents and approvals, on terms reasonably satisfactory to SANZ, that are necessary (i) for the consummation of the transactions contemplated hereby or (ii) to prevent a breach of or default under, or a termination, modification or acceleration of, any instrument, contract, lease, license or other agreement on the attached Holding Restrictions Schedule, except, in each case, for such consents and approvals the failure to obtain which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding (collectively, the “Holding Third-Party Approvals”);

         (c) Holding shall have received or obtained all governmental and regulatory consents, approvals, licenses and authorizations that are necessary for the consummation of the transactions contemplated hereby, except for such consents, approvals, licenses and authorizations as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding (collectively, the “Holding Governmental Approvals”);

         (d) no suit, action or other proceeding shall be pending or threatened before any court or governmental or regulatory official, body or authority or any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby or declare unlawful any of the transactions contemplated hereby, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of SANZ to own the capital stock of the Surviving Corporation or control the Surviving Corporation or (iv) affect adversely the right of the Surviving Corporation to own its assets or operate its business, and no such injunction, judgment, order, decree or ruling shall have been entered or be in effect;

         (e) SANZ and Merger Sub shall have received from Kirkland & Ellis, counsel for Holding and Sun, an opinion, which shall be addressed to SANZ and Merger Sub and the Surviving Corporation’s lender, dated as of the Closing Date, and in substantially the form attached hereto as Exhibit K;

         (f) Holding shall have obtained and delivered to SANZ a written consent for the assignment of each of the Holding Leases (to the extent required under the terms of each Holding Lease), and, if requested by the Surviving Corporation’s lender, a waiver of landlord liens or a consent to collateral assignment of lease from the landlord or other party whose consent thereto is required under such Holding Lease, except, in each case, for such consents and waivers the failure to obtain which could not reasonably be excepted to have, individually or in the aggregate, a Material Adverse Effect on Holding (the “Holding Lease Consents”), in form and substance satisfactory to SANZ;

         (g) Holding shall have delivered to SANZ copies of Holding’s consolidated interim monthly and year-to-date financial statements pursuant to Section 7.09 below;

         (h) SANZ shall have received evidence that this Agreement and the Merger shall have been approved and adopted by the Holding Shareholders entitled to consent thereto;

         (i) at the Closing, the Holding Shareholders shall have executed and delivered to SANZ, in accordance with Section 1.04(a) above, the certificates representing all of the issued and outstanding shares of Holding Common Stock;

         (j) at the Closing, the Credit Support Document shall be in full force and effect;

         (k) the Registration Rights Agreement by and among Sun, Holding and the other Persons listed on the signature pages thereto dated September 26, 2002 shall have been terminated and shall be of no further force and effect;

         (l) at the Closing, SANZ shall have received evidence that both the promissory note in the aggregate principal amount of $3,900,000 issued to Sun by Holding on March 19, 2003 and the promissory note in the aggregate principal amount of $100,000 issued to Michael J. Phelan by Holding on March 19, 2003 have been cancelled and are of no further force and effect.

         (m) the Securityholders’ Agreement by and among Sun, Holding and the other Persons listed on the signature pages thereto dated September 26, 2002 shall have been terminated and shall be of no further force and effect;

         (n) at the Closing, SANZ shall have received an investment representation letter in the form attached hereto as Exhibit L from each Holding Shareholder other than Sun;

         (o) at the Closing, Sun shall have executed and delivered to SANZ theShareholders Agreement and such Shareholders Agreement shall be in full force andeffect; and

         (p) at the Closing, Holding shall have delivered to SANZ, (i) a certificate signed by Holding, dated the date of the Closing, stating that the conditions specified in subsections (a) through (o) above (other than subsection (e) above) have been satisfied as of the Closing; (ii) copies of all Holding Third-Party Approvals and Holding Governmental Approvals; (iii) certified copies of the resolutions of the board of directors of Holding authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby and the written consent of the Holding Shareholders approving the Merger; (iv) good standing certificates for Holding and each of its Subsidiaries from their respective jurisdictions of incorporation and each jurisdiction in which Holding or any of its Subsidiaries is qualified to do business as a foreign corporation, in each case dated as of a recent date prior to the Closing Date; (vi) all minute books, stock books, ledgers, registers, and corporate seals relating to the organization, ownership and maintenance of Holding; and (vii) such other documents or instruments as are required to be delivered by Holding at the Closing pursuant to the terms hereof or that SANZ reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

         Any condition specified in this Section 3.02 may be waived if such waiver is set forth in a writing duly executed by SANZ and Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SANZ AND MERGER SUB

         To induce Holding and Sun to enter into this Agreement and consummate the transactions contemplated hereby, SANZ and Merger Sub hereby represent and warrant to Holding and Sun that the statements contained in this Article IV are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule delivered by SANZ and Merger Sub to Holding and Sun on the date hereof (the “SANZ Disclosure Schedule”). The information disclosed in any section of the SANZ Disclosure Schedule shall be deemed to relate to and to qualify only to the particular representation and warranty set forth in the corresponding section in this Agreement and shall not be deemed to relate to or qualify any other representation or warranty or any other section of the SANZ Disclosure Schedule.

         4.01 Capacity, Organization, Corporate Power and Licenses.

         (a) SANZ and Merger Sub have full power, authority and legal capacity to enter into this Agreement and the other documents contemplated hereby to which SANZ and Merger Sub is a party (including, without limitation, the Stock Option Agreement) and to perform its obligations hereunder and thereunder. SANZ is a corporation duly organized, validly existing and in good standing under the laws of Colorado. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Except where the failure to obtain such qualification could not reasonably be expected to have a Material Adverse Effect on SANZ, each of SANZ and its Subsidiaries is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify. Each of SANZ and its Subsidiaries possess all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement, except where the failure to have such licenses, permits and authorizations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ . The copies of SANZ’s and Merger Sub’s articles/certificate of incorporation and bylaws that have been furnished to Holding’s and Sun’s counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete. Neither SANZ nor any of its Subsidiaries is in default under or in violation of any provision of its articles/certificate of incorporation or bylaws. The attached SANZ Officers and Directors Schedule sets forth a list all of the officers and directors of SANZ.

         (b) The minute books (containing the records of meetings of the stockholders, the board of directors), the stock certificate books and the stock record books of each of SANZ and its Subsidiaries are correct and complete in all material respects.

         4.02 Capital Stock and Related Matters; Title to Shares. The authorized capital stock and the number of issued and outstanding shares of capital stock of SANZ and Merger Sub is set forth on the attached SANZ Capitalization Schedule. All of the issued and outstanding shares of SANZ’s and Merger Sub’s capital stock have been duly authorized, are validly issued, fully paid, and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal, and all of the capital stock of Merger Sub are owned of record and beneficially by SANZ. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ, neither SANZ nor any of its Subsidiaries has violated any applicable federal or state securities laws or other legal requirements in connection with the offer, sale, or issuances of any of its capital stock or other securities, and the offer, sale and transfer of SANZ Series B Preferred Stock and SANZ Common Stock in connection with the Merger does not require registration under any applicable federal or state securities laws. There are no rights, outstanding commitments, subscriptions, warrants, options, conversion rights or agreements of any kind to which SANZ is a party or to which SANZ has Knowledge relating to the purchase or acquisition of any shares of capital stock of SANZ or its Subsidiaries or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of capital stock of SANZ or its Subsidiaries or any stock appreciation, phantom stock, profit participation or similar rights with respect to SANZ or any of its Subsidiaries, except as described on the attached SANZ Commitments Schedule. With respect to any options, warrants, convertible securities or other rights to acquire SANZ’s capital stock, the attached SANZ Commitments Schedule sets forth the following information: the holder, the number of shares covered, the exercise or conversion price, and the expiration date. Except as described on the attached SANZ Commitments Schedule, no shares of the capital stock of SANZ or its Subsidiaries is reserved for any purpose and there are no preemptive or similar rights with respect to the issuance, sale or other transfer (whether present, past or future) of the capital stock of SANZ or its Subsidiaries and there are no agreements or other obligations (contingent or otherwise) to which SANZ is a party or to which SANZ has Knowledge that may require SANZ or its Subsidiaries to issue, repurchase or otherwise acquire any shares of its capital stock or any of its other securities of any kind. Except as described on the attached SANZ Commitments Schedule, there are no agreements to which SANZ is a party or to which SANZ has Knowledge with respect to the voting or transfer of capital stock of SANZ or any of its Subsidiaries with respect to any other aspect of their affairs. To SANZ’s Knowledge, no equityholder or former equityholder of SANZ or any Subsidiary has asserted any claim (in his, her or its capacity as an equity holder or former equityholder) against SANZ or any Subsidiary and SANZ and its Subsidiaries do not have any Liability to any equityholder or former equityholder (in his, her or its capacity as an equity holder or former equityholder).

         4.03 Authorization; Noncontravention. The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which each of SANZ and Merger Sub is a party (including, without limitation, the Stock Option Agreement) have been duly authorized by SANZ and Merger Sub, and no other corporate act or other proceeding on the part of SANZ or Merger Sub or their board of directors is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby (including, without limitation, the Stock Option Agreement) and the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each of SANZ and Merger Sub and, assuming the due execution by Holding and Sun, as applicable constitutes a valid and binding obligation of SANZ and Merger Sub, enforceable in accordance with its terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law), and each of the other agreements and instruments contemplated hereby to which SANZ and Merger Sub is a party (including, without limitation, the Stock Option Agreement), when executed and delivered by SANZ and Merger Sub, in accordance with the terms hereof and thereof and, assuming the due execution by Holding and Sun, as applicable, shall each constitute a valid and binding obligation of SANZ and Merger Sub, enforceable in accordance with its respective terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law). Except as set forth on the attached SANZ Restrictions Schedule, the execution and delivery by SANZ and Merger Sub of this Agreement and all of the other agreements and instruments contemplated hereby to which SANZ and Merger Sub is a party (including, without limitation, the Stock Option Agreement) and the fulfillment of and compliance with the respective terms hereof and thereof by SANZ and Merger Sub does not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon SANZ’s or Merger Sub’s capital stock or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or governmental body or agency pursuant to, (i) SANZ’s or Merger Sub’s charter documents, bylaws or other constituent documents, or (ii) any law, statute, rule or regulation to which SANZ or Merger Sub is subject, or (iii) any material agreement, instrument, license, permit, order, judgment or decree to which SANZ or Merger Sub subject. Neither SANZ nor Merger Sub is a party to or bound by any written or oral agreement or understanding with respect to a Third Party Transaction other than this Agreement, and each such Person has terminated all discussions with third parties (other than with Holding and Sun) regarding Third Party Transactions.

         4.04 Subsidiaries; Investments. The attached SANZ Subsidiary Schedule correctly sets forth the name of each Subsidiary of SANZ, the jurisdiction of its incorporation and the Person owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, possesses all requisite corporate power and authority and all material licenses, permits, and authorizations necessary to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and, except where the failure to obtain such qualification could not reasonably be expected to have a Material Adverse Effect on such Subsidiary, is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its business requires it to qualify. All of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable, and all such shares are owned by SANZ free and clear of all Liens and encumbrances. Except as set forth on the attached SANZ Subsidiary Schedule, neither SANZ nor any of its Subsidiaries owns or holds the right to acquire any shares of stock or any other security or interest in any other Person or has any obligation to make any Investment in any Person. The attached SANZ Officers and Directors Schedule sets forth a list of all of the officers and directors of each of SANZ’s Subsidiaries.

         4.05 Financial Statements. Set forth on the attached SANZ Financial Statement Schedule are copies of SANZ’s and each of its Subsidiaries’ (a) unaudited consolidated balance sheet as of December 31, 2002 (the “SANZ Latest Balance Sheet”) and the related statements of income and cash flows for the 12-month period then ended and (b) audited consolidated balance sheets and statements of income and cash flows for the fiscal year ended December 31, 2001. Except as set forth on the attached SANZ Financial Statement Schedule, each of the foregoing financial statements (including in all cases the notes thereto, if any) (the “SANZ Financial Statements”) (i) is, in all material respects, accurate, complete and consistent with SANZ’s and each of its Subsidiaries’ Books and Records (which, in turn, are, in all material respects, accurate and complete), (ii) presents fairly, in all material respects, SANZ’s and each of its Subsidiaries’ financial condition and results of operations as of the respective dates thereof and for the respective periods referred to therein, and (iii) has been prepared in accordance with GAAP, subject in the case of unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (which were or are not expected to be material individually or in the aggregate) and to the absence of footnote disclosure.

         4.06 Accounts Receivable. Except as set forth on the attached SANZ Accounts Receivable Schedule, all accounts and notes receivable reflected on the SANZ Latest Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP) (a) are or shall be valid (and not subject to any valid counterclaims or setoffs) and (b) resulted from a bona fide sale to a customer in the ordinary course of business on commercially reasonable terms, the amount of which was actually due on the date thereof and are or shall be legally enforceable at the aggregate recorded amount therefor as shown on the SANZ Latest Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP). No Person has any Lien on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to such receivables.

         4.07 Absence of Undisclosed Liabilities. Except as set forth on the attached SANZ Liabilities Schedule, neither SANZ nor any of its Subsidiaries has any obligation or Liability arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) Liabilities reflected on the liabilities side of the SANZ Latest Balance Sheet, (b) Liabilities and obligations which have arisen after the date of the SANZ Latest Balance Sheet in the ordinary course of business substantially consistent with the past practices of SANZ (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of law, claim or lawsuit), and (c) obligations under contracts and commitments described on the attached SANZ Contracts Schedule or under contracts and commitments entered into in the ordinary course of business consistent with past practice that are not required to be disclosed on such Schedule pursuant to Section 4.11 below (but not Liabilities for any breach of any such contract or commitment occurring on or prior to the Closing Date).

         4.08 No Material Adverse Effect. Since September 30, 2002, there has occurred no fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect on SANZ or its Subsidiaries. Since September 30, 2002, each of SANZ and its Subsidiaries has conducted their respective businesses only in the ordinary course of business substantially consistent with past practice.

         4.09 Absence of Certain Developments. Except as set forth on the attached SANZ Developments Schedule, since September 30, 2002, neither SANZ nor any of its Subsidiaries has:

         (a) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities or rights convertible, exchangeable or exercisable into any capital stock or other equity securities;

         (b) borrowed any amount or incurred or become subject to any material Liabilities, except current Liabilities incurred in the ordinary course of business substantially consistent with past practice;

         (c) discharged or satisfied any material Lien or paid any material obligation or Liability, other than current Liabilities paid in the ordinary course of business;

         (d) declared, set aside or made any payment or distribution of cash (including so-called “tax distributions”) or other property to any of its stockholders with respect to such stockholder’s capital stock or otherwise, or purchased, redeemed or otherwise acquired any shares of its capital stock or other equity securities (including any warrants, options or other rights to acquire its capital stock or other equity);

         (e) mortgaged or pledged any of its properties or assets or subjected them to any Lien, except for Permitted Liens;

         (f) sold, assigned, transferred, leased, licensed or otherwise encumbered any of its material tangible assets, except in the ordinary course of business substantially consistent with past practice, or canceled any material debts or claims;

         (g) sold, assigned, transferred, leased, licensed or otherwise encumbered any material Intellectual Property, received any offers to license material Intellectual Property, disclosed any proprietary confidential information to any Person (other than in the ordinary course of business consistent with past practice in circumstances in which it has imposed reasonable confidentiality restrictions), or abandoned or permitted to lapse any material Intellectual Property;

         (h) made or granted any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts described on the attached SANZ Contracts Schedule or any bonus or wage increase not in excess of 5% of such employee’s then existing salary), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement or entered into, amended or terminated any collective bargaining agreement or other employment agreement;

         (i) implemented any plant closing or other layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act, as amended, or any similar foreign, state or local law, regulation or ordinance;

         (j) suffered any extraordinary losses or waived any rights of material value (whether or not in the ordinary course of business or consistent with past practice) in excess of $25,000 in the aggregate;

         (k) made capital expenditures or commitments therefor that amount in the aggregate to more than $50,000;

         (l) delayed or postponed the payment of any accounts payable or commissions or any other Liability or obligation or agreed or negotiated with any party to extend the payment date of any accounts payable or commissions or any other Liability or obligation or accelerated the collection of (or discounted) any accounts or notes receivable;

         (m) made any loans or advances to, guaranties for the benefit of, or any Investments in, any Person;

         (n) made any charitable contributions or pledges exceeding in the aggregate $25,000 or made any political contributions;

         (o) suffered any damage, destruction or casualty loss exceeding in the aggregate $25,000, whether or not covered by insurance;

         (p) made any change in any method of accounting or accounting policies or made any write-down in the value of its inventory that is material or that is other than in the usual, regular and ordinary course of business consistent with past practice or reversed any accruals (whether or not in the ordinary course of business or consistent with past practice);

         (q) made any Investment in any Subsidiary other than Storage Area Networks, Inc. or taken any steps to incorporate any Subsidiary;

         (r) amended its articles/certificate of incorporation, bylaws or other organizational documents;

         (s) entered into any agreement or arrangement prohibiting or restricting it from freely engaging in any business or otherwise restricting the conduct of its business anywhere in the world;

         (t) taken any action or failed to take any action that has, had or could reasonably be expected to have the effect of accelerating to pre-Closing periods sales to customers or other revenues that would otherwise be expected to take place or be incurred after the Closing;

         (u) entered into, amended or terminated any material contract other than in the ordinary course of business consistent with past practice, entered into any other material transaction, whether or not in the ordinary course of business or consistent with past practice, or materially changed any business practice; or

         (v) agreed, whether orally or in writing, to do any of the foregoing.

         4.10 Assets. Except as set forth on the attached SANZ Assets Schedule, SANZ and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, all material properties and assets used by it, located on its premises or shown on the SANZ Latest Balance Sheet or acquired after the date thereof, free and clear of all Liens (other than properties and assets disposed of for fair consideration in the ordinary course of business since the date of the SANZ Latest Balance Sheet and except for Liens disclosed on the SANZ Latest Balance Sheet (including any notes thereto) and Permitted Liens and such Liens as do not materially detract from the value of or interfere with the present use of the property affected thereby). SANZ and each of its Subsidiaries owns, has a valid leasehold or license interest in or has the valid and enforceable right to use all assets, tangible or intangible, necessary for the conduct of their respective businesses as presently conducted. Except as set forth on the attached SANZ Assets Schedule, all of SANZ’s and its Subsidiaries’ buildings (including all components of such buildings, structures and other improvements), equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) are in good condition and repair (ordinary wear and tear excepted) and are fit in all material respects for use in the ordinary course of SANZ’s and such Subsidiaries’ business as presently conducted and as presently proposed to be conducted. All such assets have been installed and maintained in all material respects in accordance with all applicable laws, regulations and ordinances.

         4.11 Contracts and Commitments.

         (a) Except as set forth on the attached SANZ Contracts Schedule, neither SANZ nor any of its Subsidiaries is a party to or bound by any written or oral:

                  (i) pension, profit sharing, stock option, employee stock purchase, bonus or other plan or arrangement providing for deferred or other compensation to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

                  (ii) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis or relating to loans to officers, directors or Affiliates;

                  (iii) contract under which SANZ or any of its Subsidiaries has advanced or loaned any Person amounts exceeding $10,000 individually or $25,000 in the aggregate;

                  (iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of SANZ or any of its Subsidiaries;

                  (v) Guaranty, performance bond or similar agreement;

                  (vi) lease or agreement under which SANZ or any of its Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $20,000 individually or $50,000 in the aggregate;

                  (vii) material lease or agreement under which SANZ or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by SANZ or any of its Subsidiaries;

                  (viii) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $20,000 individually or $50,000 in the aggregate, other than purchase and sales orders (including orders for professional services) incurred in the ordinary course of business;

                  (ix) assignment, license, indemnification or other agreement with respect to any intangible property (including any Intellectual Property) other than with respect to software that is generally commercially available and is used without material alteration or enhancement;

                  (x) warranty agreement with respect to its services rendered or its products sold or leased;

                  (xi) agreement under which it has granted any Person any registration rights (including demand or piggyback registration rights);

                  (xii) sales, distribution, supply or franchise agreement;

                  (xiii) agreement with a term of more than six months which is not terminable by SANZ or any of its Subsidiaries upon less than thirty (30) days’ notice without penalty and involves a consideration in excess of $20,000 individually or $50,000 in the aggregate annually;

                  (xiv) contract regarding voting, transfer or other arrangements related to its capital stock or warrants, options or other rights to acquire any of its capital stock;

                  (xv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world; or

                  (xvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $20,000 individually or $50,000 in the aggregate annually.

         (b) All of the contracts, SANZ Leases, agreements and instruments set forth or required to be set forth on the attached SANZ Contracts Schedule are valid, binding and enforceable in accordance with their respective terms and, to SANZ’s Knowledge, except for such contracts, SANZ Leases, agreements and instruments that shall have expired in accordance with their terms, shall be in full force and effect without penalty in accordance with their terms upon consummation of the transactions contemplated hereby. Except as set forth on the attached SANZ Contracts Schedule: (i) each of SANZ and its Subsidiaries has performed all obligations required to be performed by it and is not in default under or in breach of nor in receipt of any claim of default or breach under any contract, SANZ Lease, agreement or instrument set forth or required to be set forth on the attached SANZ Contracts Schedule; (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by SANZ or any of its Subsidiaries under any contract, SANZ Lease, agreement or instrument set forth or required to be set forth on the attached SANZ Contracts Schedule; (iii) neither SANZ nor any of its Subsidiaries has any present expectation or intention of not fully performing all such obligations; (iv) no contract, SANZ Lease, agreement or instrument set forth or required to be set forth on the attached SANZ Contracts Schedule is currently subject to or is expected to be subject to cancellation or any other material modification by the other party thereto (by reason of the Merger or otherwise) or is subject to or is expected to be subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery; (v) to SANZ’s Knowledge, there is no breach or anticipated breach by the other parties to any contract, SANZ Lease, agreement or instrument set forth or required to be set forth on the attached SANZ Contracts Schedule, and (vi) SANZ and its Subsidiaries have not subleased, licensed, or otherwise granted any Person the right to use or occupy any leased real property or any portion thereof. Neither SANZ nor any of its Subsidiaries is a party to any contract, agreement or commitment the performance of which could reasonably be expected to have a Material Adverse Effect on SANZ or its Subsidiaries.

         (c) Holding’s and Sun’s counsel has been supplied with a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on the attached SANZ Contracts Schedule, together with all amendments, waivers or other changes thereto. To the extent applicable, the contracts identified on the attached SANZ Contracts Schedule are separately identified by the type of contract.

         4.12 SANZ Intellectual Property.

         (a) The attached SANZ Intellectual Property Schedule contains a complete and accurate list of all of the following that are owned by SANZ or its Subsidiaries or used by SANZ or its Subsidiaries in the conduct of their respective businesses; (i) patented or registered Intellectual Property; (ii) pending patent applications and applications for other registrations of Intellectual Property; (iii) material unregistered trademarks, unregistered service marks, trade names, corporate names; (iv) Internet domain names; (v) material unregistered copyrights; (vi) computer software (other than commercially available off-the-shelf software that is used without customization or enhancement and that was purchased or is licensed for less than a total cost of $25,000 in the aggregate); and (vii) any other material Intellectual Property. The attached SANZ Intellectual Property Schedule also contains a complete and accurate list of all material licenses and other rights granted by SANZ or any of its Subsidiaries to any third party and all material licenses and other rights granted by any third party to SANZ or any of its Subsidiaries with respect to any SANZ Intellectual Property, in each case identifying the subject Intellectual Property. Each of SANZ and each of its Subsidiaries owns and possesses all right, title and interest in and to all of the Intellectual Property set forth on the attached SANZ Intellectual Property Schedule indicated as being owned by such entity or has a valid and enforceable license to use all of the Intellectual Property set forth on the attached SANZ Intellectual Property Schedule and all other Intellectual Property necessary for the operation of SANZ’s and its Subsidiaries’ respective businesses as presently conducted and as presently proposed to be conducted (collectively, “SANZ Intellectual Property”), free and clear of all Liens. Without limiting the generality of the foregoing and except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ, or one of its Subsidiaries, as the case may be, owns and possesses all right, title and interest in and to all SANZ Intellectual Property created or developed by SANZ’s and its Subsidiaries’

employees and independent contractors or created or developed under the direction or supervision of SANZ’s and its Subsidiaries’ employees or independent contractors relating to SANZ’s or one of its Subsidiaries’ business or to the actual or demonstratively anticipated research or development conducted by SANZ and its Subsidiaries. Except as set forth on the attached SANZ Intellectual Property Schedule, the loss, termination or expiration of any SANZ Intellectual Property has not had a Material Adverse Effect on SANZ or its Subsidiaries, and no loss, termination or expiration of any SANZ Intellectual Property is pending or, to SANZ’s Knowledge, threatened or reasonably foreseeable. SANZ and each of its Subsidiaries has taken all reasonably necessary steps to maintain and protect all SANZ Intellectual Property and will continue to take all reasonably necessary steps to maintain and protect all SANZ Intellectual Property prior to Closing so as not to adversely affect the validity or enforceability thereof. To SANZ’s Knowledge, the owners of any Intellectual Property licensed to SANZ and its Subsidiaries have taken commercially reasonable action to maintain and protect the Intellectual Property which are subject to such licenses.

         (b) Except as set forth on the attached SANZ Intellectual Property Schedule: (i) all of the SANZ Intellectual Property is valid and enforceable and none of the SANZ Intellectual Property has been misused, (ii) no claim by any third party has been made, is currently outstanding or to SANZ’s Knowledge, is threatened, against SANZ or any of its Subsidiaries contesting the validity, enforceability, use or ownership of any of the SANZ Intellectual Property and, to SANZ’s Knowledge, there is no basis for any such claim, (iii) neither SANZ nor any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with, and the operation of SANZ’s and its Subsidiaries’ business as currently conducted does not infringe, misappropriate or conflict with, any Intellectual Property of other Persons, and to SANZ’s Knowledge there are no facts that indicate a likelihood of any of the foregoing and none of SANZ nor any of its Subsidiaries has received any notices regarding any of the foregoing (including, without limitation, any notices to cease and desist or demands or offers to license any Intellectual Property from any third party), (iv) to SANZ’s Knowledge, the SANZ Intellectual Property has not been infringed, disclosed, misappropriated or otherwise conflicted by other Persons and to SANZ’s Knowledge there are no facts that indicate a likelihood of any of the foregoing, and (v) none of SANZ nor any of its Subsidiaries has agreed to indemnify any third party for or against any interference, infringement, misappropriation or other conflict with respect to any Intellectual Property. The transactions contemplated by this Agreement will not adversely affect SANZ’s or any of its Subsidiaries’ right, title or interest in and to the SANZ Intellectual Property and all of the SANZ Intellectual Property shall be owned or available for use by SANZ and its Subsidiaries on identical terms and conditions immediately after the Closing as such Intellectual Property was owned or available immediately prior to the Closing.

         (c) The computer systems, including software, hardware, networks and interfaces (collectively, the “Systems”) used by SANZ and its Subsidiaries are sufficient for the immediate and future needs of their respective businesses (including, without limitation, as to capacity and ability to process current peak volumes and anticipated volumes in a timely manner). In the prior twelve months, there have been no failures or bugs in or breakdowns or continued substandard performance of the Systems (as a whole or with respect to any portion thereof) which have caused any substantial disruption or interruption in or use of the Systems (as a whole or with respect to any portion thereof) and, to SANZ’s Knowledge, no fact or matter exists which may disrupt or interrupt or affect the use of the Systems following the Closing on the same basis as the Systems are presently used by SANZ and its Subsidiaries. All Systems (other than software) used in connection with SANZ’s and its Subsidiaries’ respective businesses are owned and operated by and are under the control of SANZ or one of its Subsidiaries, as the case may be, and are not wholly or partly dependent on any facilities that are not under the ownership, operation or control of SANZ or one of its Subsidiaries, as the case may be. No action is necessary to enable the Systems to continue to be used by SANZ or one of its Subsidiaries after the Closing to the same extent and in the same manner as the Systems have been used prior to the date hereof.

         4.13 Litigation. Except as set forth on the attached SANZ Litigation Schedule, there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations, demands to cease and desist, offers to license Intellectual Property or claims pending or, to SANZ’s Knowledge, threatened against or affecting SANZ or any of its Subsidiaries (or to SANZ’s Knowledge, pending or threatened against or affecting any of the officers, directors or employees of SANZ or any of its Subsidiaries with respect to their businesses or proposed business activities), or pending or threatened by SANZ or any of its Subsidiaries against any Person, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement); neither SANZ nor any of its Subsidiaries is subject to any arbitration proceedings under collective bargaining agreements or otherwise or any governmental investigations or inquiries; and, to SANZ’s Knowledge, there is no basis for any of the foregoing. The foregoing includes, without limitation, actions pending or, to SANZ’s Knowledge, threatened involving the prior employment of any of SANZ’s or its Subsidiaries’ employees, their use in connection with their respective businesses of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. Except as set forth on the attached SANZ Litigation Schedule, during the one year preceding the date hereof, there have not been any actions, suits, proceedings (including any arbitration proceedings), orders or investigations at law or in equity, before or by any governmental department, commission, board, bureau, agency or instrumentality. Neither SANZ nor any of its Subsidiaries is subject to any judgment, order or decree of any court or other governmental agency, and neither SANZ nor any of its Subsidiaries has received any opinion or memorandum or advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any material Liabilities. There are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or, to SANZ’s Knowledge, threatened against or affecting SANZ or any of its Subsidiaries in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby. Unless set forth on the SANZ Litigation Schedule, SANZ has not sought any opinions of counsel regarding the Intellectual Property of a third party.

         4.14 Environmental and Safety Matters. Except as set forth on the attached SANZ Environmental and Safety Matters Schedule:

         (a) each of SANZ, its Subsidiaries, and their respective Affiliates has complied and is in compliance in all material respects with all Environmental and Safety Requirements (including, without limitation, all licenses and permits required thereunder);

         (b) neither SANZ, its Subsidiaries, nor their respective Affiliates has received any written or oral notice, report or other information regarding any actual or alleged material violation of Environmental and Safety Requirements, or any material Liabilities or potential material Liabilities, including any material investigatory, remedial or corrective obligations, relating to any of them or, to SANZ’s Knowledge, their predecessors facilities arising under Environmental and Safety Requirements;

         (c) none of SANZ, its Subsidiaries, or their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released Hazardous Substances, or owned or operated any property or facility (and no such property or facility is contaminated by any such Hazardous Substances) so as to give rise to material Liabilities (including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees) or any material investigatory, corrective or remedial obligations pursuant to CERCLA, the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental and Safety Requirements;

         (d) SANZ has furnished to Sun all environmental audits, reports and other material environmental documents (“Environmental Reports”) that are in its possession or control (i) relating to the current and former operations and facilities of SANZ and its Subsidiaries and their respective Affiliates and (ii) to the extent that SANZ has Knowledge of such Environmental Reports, relating to predecessors of SANZ and its Subsidiaries.

         4.15 Compliance with Laws. Except as set forth on the attached SANZ Compliance Schedule:

         (a) Each of SANZ and its Subsidiaries has complied and is in material compliance with all applicable laws, ordinances, codes, rules, requirements and regulations of foreign, federal, state and local governments and all agencies thereof relating to the operation of their respective businesses and the maintenance and operation of their respective properties and assets. No notices have been received by and no claims have been filed against SANZ or any of its Subsidiaries alleging a violation of any such laws, ordinances, codes, rules, requirements or regulations. Neither SANZ nor any of its Subsidiaries has made any bribes, kickback payments or other similar payments of cash or other consideration, including payments to customers or clients or employees of customers or clients for purposes of doing business with such Persons.

         (b) Each of SANZ and its Subsidiaries holds and is in compliance with all material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all foreign, federal, state and local governmental agencies required for the conduct of its business and the ownership of its properties (including as the same relate to Environmental and Safety Requirements), and the attached SANZ Permits Schedule sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations. No notices have been received by SANZ or any of its Subsidiaries alleging the failure to hold any of the foregoing or notifying SANZ that it is operating in any manner inconsistent with applicable laws and regulations.

         4.16 Employees. The attached SANZ Employees Schedule correctly sets forth the name and current annual salary of each employee of SANZ and any of its Subsidiaries and whether any employees are absent from active employment, including, but not limited to, leave of absence or disability. Except as set forth on the attached SANZ Employees Schedule, (a) to SANZ’s Knowledge, no executive or key employee of SANZ or any of its Subsidiaries or any group of employees of SANZ or any of its Subsidiaries have any plans to terminate employment with SANZ or any of its Subsidiaries; (b)SANZ and each of its Subsidiaries have complied with all laws relating to the employment of labor in all material respects (including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes), and to SANZ’s Knowledge, neither SANZ nor any of its Subsidiaries has any labor relations problems (including any union organization or decertification activities, threatened or actual strikes or work stoppages or material grievances); and (c) neither SANZ or any of its Subsidiaries nor, to SANZ’s Knowledge, any of their respective employees are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of SANZ or any of its Subsidiaries, except for agreements between SANZ or its Subsidiaries and their present and former employees. The attached SANZ Employees Schedule sets forth the bonuses earned by SANZ’s and its Subsidiaries’ officers and employees for the fiscal year ended December 31, 2002 and reasonably expected to be paid during 2003.

         4.17 Employee Benefit Plans.

         (a) The attached SANZ Employee Benefits Schedule sets forth an accurate and complete list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program, policy, contract or arrangement (written or oral) providing for payment, reimbursement or benefits to current or former employees (or their beneficiaries or dependents) of SANZ (including any bonus plan, plan for deferred compensation, retirement, severance, sick leave, employee health or other welfare benefit plan or other arrangement), at any time maintained, sponsored, or contributed to by SANZ, or with respect to which SANZ has any Liability or potential Liability. Each such item listed on the attached SANZ Employee Benefits Schedule is referred to herein as a “SANZ Plan.”

         (b) Except as set forth in the SANZ Employee Benefits Schedule, SANZ does not have any obligation to contribute to (or any other Liability, including current or potential withdrawal Liability, with respect to) any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any employee benefit plan which is a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not terminated.

         (c) Except as set forth in the SANZ Employee Benefits Schedule, (i) SANZ has complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”) applicable to SANZ; and (ii) SANZ does not have any obligation under any SANZ Plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees (except as specifically required by COBRA).

         (d) Except with respect to such plan(s) identified in the attached SANZ Employee Benefits Schedule under the heading “Profit Sharing Plans,” SANZ does not maintain, contribute to or have any Liability or potential Liability under (or with respect to) any employee benefit plan which is a “defined contribution plan” (as defined in Section 3(34) of ERISA), whether or not terminated.

         (e) For purposes of this Section 4.17, the term “SANZ” includes all entities treated as a single employer with SANZ pursuant to Section 414 of the Code.

         (f) Except as set forth in the SANZ Employee Benefits Schedule, with respect to the SANZ Plans, all required payments (including all employer contributions and employee salary/wage reduction contributions), premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been timely made or, to the extent permitted by applicable law, properly accrued on the SANZ Latest Balance Sheet and none of the SANZ Plans has any unfunded liabilities which are not reflected on the SANZ Latest Balance Sheet.

         (g) Except as set forth in the SANZ Employee Benefits Schedule, the SANZ Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code and other applicable laws in all material respects. Except as set forth in the SANZ Employee Benefits Schedule, to SANZ’s Knowledge, neither SANZ nor any trustee or administrator of any SANZ Plan has engaged in any transaction with respect to the SANZ Plans which could reasonably be expected to subject SANZ or any trustee or administrator of the SANZ Plans, or any party dealing with any such SANZ Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Except as set forth in the SANZ Employee Benefits Schedule, no actions, suits or claims with respect to the assets of the SANZ Plans (other than routine claims for benefits) are pending or, to SANZ’s Knowledge, threatened which could reasonably be expected to result in or subject SANZ to any Liability and there are no circumstances which would give rise to or could reasonably be expected to give rise to any such actions, suits or claims. Except as set forth in the SANZ Employee Benefits Schedule, no Liability to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA has been or could be incurred by SANZ.

         (h) Except as set forth in the SANZ Employee Benefits Schedule, (i) each of the SANZ Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service that such plan is qualified under Section 401(a) of the Code, and to SANZ’s Knowledge there are no circumstances which would or could reasonably be expected to adversely affect the qualified status of any such Plan, and (ii) all such SANZ Plans have been or will be timely amended for the requirements of the tax legislation commonly known as “GUST” and “EGTRRA” and have been or will be submitted to the Internal Revenue Service for a favorable determination letter within the remedial amendment period prescribed by GUST.

         (i) SANZ has provided Holding with true and complete copies of (to the extent applicable) (i) all documents pursuant to which the SANZ Plans are maintained, funded and administered, (ii) and the most recent annual reports (Form 5500 and any attachments thereto) filed with the IRS, (iii) the most recent financial statement and auditors report, and (iv) the most recent IRS determination letter for the SANZ Plans.

         (j) Except as set forth in the SANZ Employee Benefits Schedule, none of the SANZ Plans obligates SANZ to pay any separation, severance, termination or similar benefit solely as a result of any transaction contemplated by this Agreement or solely as a result of any change in control or ownership within the meaning of Section 280G of the Code.

         4.18 Insurance. The attached SANZ Insurance Schedule contains a list of each insurance policy maintained by SANZ and its Subsidiaries with respect to its properties, assets and businesses, including any medical malpractice policies and fidelity bonds, setting forth the type of coverage, the annual premiums, deductibles and coverage amounts therefor and an indication whether such policy is on a “claims made” or “incurrence” basis, and each such policy is in full force and effect as of the Closing. Neither SANZ nor any of its Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it, and neither SANZ nor any of its Subsidiaries has been denied insurance coverage. To SANZ’s Knowledge, the insurance coverage of SANZ and its Subsidiaries is of a kind and type routinely carried by corporations of similar size engaged in similar lines of business. Except as set forth on the attached SANZ Insurance Schedule, neither SANZ nor any of its Subsidiaries has any self-insurance or co-insurance programs, and the reserves set forth on the SANZ Latest Balance Sheet are adequate to cover all anticipated Liabilities with respect to any such self-insurance or co-insurance programs.

         4.19 Tax Matters.

         (a) SANZ, each Subsidiary and each Affiliated Group has timely filed all consolidated, combined and unitary Tax Returns required to be filed by it with any Tax Authority and each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate. All Taxes due and payable by SANZ and its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been paid and SANZ and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party. All Taxes accrued but not yet due are accrued on the Latest Balance Sheet.

         (b) Except as set forth on the attached SANZ Taxes Schedule:

                  (i) neither SANZ nor any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

                  (ii) neither SANZ nor any of its Subsidiaries has consented to extend to a date later than the date hereof the time in which any Tax may be assessed or collected by any taxing authority;

                  (iii) with respect to each taxable period of SANZ and its Subsidiaries and each taxable period of an Affiliated Group during which SANZ or any Subsidiary was a member of the Affiliated Group ending on or before December 31, 1998, either such taxable period has been audited by the relevant Taxing Authority or the time for assessing or collecting Tax with respect to each such taxable period has closed and such taxable period is not subject to review by any relevant Taxing Authority;

                  (iv) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Taxing Authority against SANZ or any Subsidiary;

                  (v) there is no action, suit, Taxing Authority proceeding or audit now in progress, pending or, to SANZ's Knowledge, threatened by a Taxing Authority against or with respect to SANZ or any Subsidiary;

                  (vi) SANZ does not reasonably expect any Taxing Authority to claim or assess any amount of additional Taxes against SANZ or any Subsidiary;

                  (vii) no claim has ever been made by a Taxing Authority in a jurisdiction where SANZ or any Subsidiary, respectively, does not file Tax Returns claiming that SANZ or any Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction;

                  (viii) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of SANZ or any of its Subsidiaries;

                  (ix) neither SANZ nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement and has no current or potential contractual obligation to indemnify any other Person with respect to Taxes;

                  (x) the Holding Shareholders will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code upon the transfer of any cash or property pursuant to this Agreement;

                  (xi) each of SANZ and its Subsidiaries has provided to Sun true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of SANZ or its Subsidiaries for the past three (3) years; and

                  (xii) none of SANZ or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (iv) installment sale made prior to the Closing Date.

         (c) None of SANZ and its Subsidiaries has filed a consent under Section 341(f) of the Code concerning collapsible corporations or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by SANZ or its Subsidiaries. None of SANZ and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G or Section 404 of the Code. There is no contract, agreement, plan or arrangement to which SANZ or its Subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. None of SANZ or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of SANZ and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of SANZ or any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was SANZ) or (ii) has any Liability for the Taxes of any Person (other than any of SANZ and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

         (d) The unpaid Taxes of SANZ and its Subsidiaries (A) did not, as of the date of the SANZ Latest Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the SANZ Latest Balance Sheet (rather than any notes thereto) in accordance with GAAP and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of SANZ and its Subsidiaries in filing their tax returns.

         (e) Neither SANZ nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

         4.20 Brokerage and Transaction Bonuses. Except for brokerage fees set forth on the attached SANZ Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon SANZ or any of its Subsidiaries or Affiliates. Except as set forth on the attached SANZ Transaction Bonuses Schedule, there are no special bonuses or other similar compensation payable to any director, officer or employee of SANZ or any of its Subsidiaries in connection with the transactions contemplated hereby. SANZ shall pay, and hold Holding and its Subsidiaries and Affiliates harmless against, any Liability, loss or expense (including reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any undislcosed claim or special bonus or other similar compensation not reflected on the SANZ Transaction Bonuses Schedule arising in connection with the transactions contemplated hereby.

         4.21 Bank Accounts.The attached SANZ Bank Account Schedule sets forth a true and complete list of all banks and other financial institutions and depositories at which SANZ or any of its Subsidiaries maintains (or has caused to be maintained) deposit accounts, spread accounts, yield supplement reserve accounts, operating accounts, trust accounts, trust receivable accounts or other accounts of any kind or nature into which funds of SANZ or any of its Subsidiaries are deposited from time to time. The attached SANZ Bank Account Schedule correctly identifies the name and address of each depository, the name in which each account is held, the purpose of the account, the account number, the contact Person at such depository and his or her telephone number and the name of each Person holding a general or special power of attorney from SANZ or its Subsidiaries with respect to such accounts.

         4.22 Powers of Attorney. To SANZ’s Knowledge, there are no outstanding powers of attorney executed on behalf of any of SANZ or its Subsidiaries.

         4.23 Names and Locations. Except as set forth on the attached SANZ Names and Locations Schedule, during the five-year period prior to the execution and delivery of this Agreement, neither SANZ nor any of its Subsidiaries or their respective predecessors has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business. All of the tangible assets and properties of SANZ and its Subsidiaries are located at the locations set forth on the attached SANZ Names and Locations Schedule.

         4.24 Affiliate Transactions. Except as set forth on the attached SANZ Affiliate Transactions Schedule, no officer, director, stockholder, employee or Affiliate of SANZ or any of its Subsidiaries or, to SANZ’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with SANZ or any of its Subsidiaries or has any interest in any property used by SANZ or any of its Subsidiaries (including any Company Intellectual Property). The attached SANZ Affiliate Transactions Schedule sets forth the amount and general description of each loan, advance, distribution or payment of any kind or character (including salary, bonus and distributions) made by SANZ (other than in the ordinary course of business) since January 1, 2001 to any Subsidiary or Affiliate of SANZ and any of their respective directors and officers.

         4.25 Service and Software Warranties. All services rendered or software provided by SANZ or any of its Subsidiaries have been and remain in conformity with all applicable contractual commitments and all express and implied warranties except for such failures to be in conformity as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SANZ, and neither SANZ nor any of its Subsidiaries has any Liability (and, to SANZ’s Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it or any of its Subsidiaries giving rise to any such Liability) for curing or providing additional services, software or other damages in connection therewith in excess of any warranty reserve specifically established with respect thereto and included on the face of the SANZ Latest Balance Sheet (rather than the notes thereto). No services rendered or software provided by SANZ or any of its

Subsidiaries are subject to any Guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale or license (including as a result of any course of conduct between SANZ or any of its Subsidiaries and any Person or as a result of any statements in any of SANZ’s or any of its Subsidiaries’ service or promotional literature). The attached SANZ Warranty Schedule includes copies of such standard terms and conditions of sale or license for SANZ and its Subsidiaries (containing currently applicable Guaranty, warranty and indemnity provisions). Neither SANZ nor any of its Subsidiaries has been notified of any claims for, and, to SANZ’s Knowledge, no claims have been threatened for, any extraordinary warranty obligations or additional services or software relating to any of its services or software.

         4.26 Customers and Suppliers. The attached SANZ Customers and Suppliers Schedule sets forth (a) a list of the top twenty-five customers of SANZ and its Subsidiaries (by volume of purchases by such customers) and (b) a list of the top twenty-five suppliers of SANZ and its Subsidiaries (on a consolidated basis) (by volume of purchases from such suppliers), for the fiscal year ended December 31, 2002 and a list of the top seven suppliers of SANZ and its Subsidiaries (on a consolidated basis) (by volume of purchases from such suppliers), for the fiscal year ended December 31, 2002 and, with respect to such customers, the committed volume of purchases by such customers for the fiscal year ending December 31, 2003 and December 31, 2004. Except as set forth on the attached SANZ Customers and Suppliers Schedule, to SANZ’s Knowledge, no material customer of SANZ or any of its Subsidiaries has indicated that, and neither SANZ nor any of its Subsidiaries has any reason to believe that, any such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying materials, products or services from SANZ or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Except as set forth on the attached SANZ Customers and Suppliers Schedule, to SANZ’s Knowledge, no material supplier to SANZ or any of its Subsidiaries has indicated that, and neither SANZ nor any of its Subsidiaries has any reason to believe that, such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to SANZ or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

         4.27 Real Property.

         (a) Neither SANZ nor any of its Subsidiaries owns any real property.

         (b) The attached SANZ Real Property Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). Each of SANZ and its Subsidiaries has delivered to SANZ a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in the SANZ Real Property Schedule, with respect to each of the Leases:

                  (i) such Lease is legal, valid, binding, enforceable and in full force and effect;

                  (ii) the transaction contemplated by this Agreement does not require the consent of any other party to such Lease (except for those Leases for which Lease Consents are obtained), will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

                  (iii) none of SANZ's or its Subsidiaries' possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed in any material respect and there are no material disputes with respect to such Lease;

                  (iv) none of SANZ, its Subsidiaries or any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

                  (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

                  (vi) none of SANZ or its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder's fees with respect to such Lease;

                  (vii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, any of SANZ or its Subsidiaries;

                  (viii) none of SANZ or its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

                  (ix) none of SANZ or its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein; and

                  (x) there are no Liens on the estate or interest created by such Lease.

         4.28 Disclosure. Without limiting the specific language of any other representation or warranty herein, all information furnished or to be furnished by, or on behalf of, SANZ or Merger Sub in this Agreement, in the Exhibits or SANZ Disclosure Schedule attached hereto, or in any certificate delivered at Closing pursuant to this Agreement is or will be accurate and complete, includes or will include all material facts required to be stated therein and does not or will not contain any untrue statement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Article IV are the only representations and warranties in this Agreement made by SANZ and Merger Sub to Holding and Sun.

         4.29 Closing Date. The representations and warranties of SANZ and Merger Sub contained in this Article IV and elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any certificate delivered by SANZ and Merger Sub to Holding and Sun shall be true and correct on the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except in respect of representations and warranties made as of a specified date, which shall be true and correct as of such specified date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF HOLDING

         To induce SANZ and Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, Holding hereby represents and warrants to SANZ and Merger Sub that the statements contained in this Article V are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule delivered by Holding to SANZ and Merger Sub on the date hereof (the “Holding Disclosure Schedule”). The information disclosed in any section of the Holding Disclosure Schedule shall be deemed to relate to and to qualify only to the particular representation and warranty set forth in the corresponding section in this Agreement and shall not be deemed to relate to or qualify any other representation or warranty or any other section of the Holding Disclosure Schedule.

         5.01 Capacity, Organization, Corporate Power and Licenses.

         (a) Holding has full power, authority and legal capacity to enter into this Agreement and the other documents contemplated hereby to which Holding is a party (including, without limitation, the Stock Option Agreement) and to perform its obligations hereunder and thereunder. Holding is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Except where the failure to obtain such qualification could not reasonably be expected to have a Material Adverse Effect on Holding on Holding, Holding is qualified to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify. Holding possesses all requisite corporate power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its business as now conducted and presently proposed to be conducted and to carry out the transactions contemplated by this Agreement, except where the failure to have such licenses, permits and authorizations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding. The copies of Holding’s certificate of incorporation and bylaws that have been furnished to SANZ’s and Merger Sub’s counsel reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete. Holding is not in default under or in violation of any provision of its certificate of incorporation or bylaws. The attached Holding Officers and Directors Schedule sets forth a list all of the officers and directors of Holding.

         (b) The minute books (containing the records of meetings of the stockholders, the board of directors), the stock certificate books and the stock record books of Holding are correct and complete.

         5.02 Capital Stock and Related Matters; Title to Shares. As of the date hereof, the authorized capital stock of Holding consists of 5,200,000 shares of Holding Voting Common Stock, of which 975,000 shares are issued and outstanding, 200,000 shares of Holding Non-Voting Common Stock, par value $.01 per share, of which 25,000 shares are issued and outstanding, and 100,000 shares of Preferred Stock, par value $.01 per share, of which no shares are issued and outstanding. Except as set forth on the Holding Capitalization Schedule, the authorized capital stock of Holding and the number of issued and outstanding shares of Holding Voting Common Stock and Holding Non-Voting Common Stock shall be as set forth in the immediately preceding sentence. All of the issued and outstanding shares of Holding’s capital stock have been duly authorized, are validly issued, fully paid, and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal, and are owned of record and beneficially as set forth on the Holding Capitalization Schedule. Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding, neither Holding nor any of its Subsidiaries has violated any applicable federal or state securities laws or other legal requirements in connection with the offer, sale, or issuance of any of its capital stock or other securities, and the offer, sale and transfer of Holding Common Stock in connection with the Merger does not require registration under any applicable federal or state securities laws. There are no rights, outstanding commitments, subscriptions, warrants, options, conversion rights or agreements of any kind to which Holding is a party or to which Holding has Knowledge relating to the purchase or acquisition of any shares of capital stock of Holding or its Subsidiaries or securities or obligations of any kind convertible into or exchangeable or exercisable for any shares of capital stock of Holding or its Subsidiaries or any stock appreciation, phantom stock, profit participation or similar rights with respect to Holding or any of its Subsidiaries, except as described on the attached Holding Commitments Schedule. With respect to any options, warrants, convertible securities or other rights to acquire Holding’s capital stock, the attached Holding Commitments Schedule sets forth the following information: the holder, the number of shares covered, the exercise or conversion price, and the expiration date. Except as described on the attached Holding Commitments Schedule, no shares of the capital stock of Holding or its Subsidiaries are reserved for any purpose and there are no preemptive or similar rights with respect to the issuance, sale or other transfer (whether present, past or future) of the capital stock of Holding or its Subsidiaries and there are no agreements or other obligations (contingent or otherwise) to which Holding is a party or to which Holding has Knowledge that may require Holding or its Subsidiaries to issue, repurchase or otherwise acquire any shares of its capital stock or any of its other securities of any kind. Except as described on the attached Holding Commitments Schedule, there are no agreements to which Holding is a party or to which Holding has Knowledge with respect to the voting or transfer of capital stock of Holding or any of its Subsidiaries or with respect to any other aspect of their affairs. To Holding’s Knowledge, no equityholder or former equityholder of Holding or any Subsidiary has asserted any claim (in his, her or its capacity as an equity holder or former equityholder) against Holding or any Subsidiary and Holding and its Subsidiaries do not have any Liability to any equityholder or former equityholder (in his, her or its capacity as an equity holder or former equityholder).

         5.03 Authorization; Noncontravention. The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Holding is a party (including, without limitation, the Stock Option Agreement) have been duly authorized by Holding, and no other corporate act or other proceeding on the part of Holding or its board of directors is necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby (including, without limitation, the Stock Option Agreement) and the consummation of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Holding and, assuming due execution by SANZ and Merger Sub, as applicable, constitutes a valid and binding obligation of Holding, enforceable in accordance with its terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law), and each of the other agreements and instruments contemplated hereby to which Holding is a party (including, without limitation, the Stock Option Agreement), when executed and delivered by Holding, in accordance with the terms hereof and thereof and, assuming due execution by SANZ and Merger Sub, as applicable, shall each constitute a valid and binding obligation of Holding, enforceable in accordance with its respective terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law). Except as set forth on the attached Holding Restrictions Schedule, the execution and delivery by Holding of this Agreement and all of the other agreements and instruments contemplated hereby to which Holding is a party (including, without limitation, the Stock Option Agreement) and the fulfillment of and compliance with the respective terms hereof and thereof by Holding does not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon Holding’s or any of its Subsidiaries’ capital stock or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or governmental body or agency pursuant to, (i) Holding’s or any of its Subsidiaries’ charter documents, bylaws or other constituent documents, or (ii) any law, statute, rule or regulation to which Holding or any of its Subsidiaries is subject, or (iii) any material agreement, instrument, license, permit, order, judgment or decree to which Holding is subject. Neither Holding nor any of its Subsidiaries is a party to or bound by any written or oral agreement or understanding with respect to a Third Party Transaction other than this Agreement, and each such Person has terminated all discussions with third parties (other than with SANZ and Merger Sub) regarding Third Party Transactions.

         5.04 Subsidiaries; Investments. The attached Holding Subsidiary Schedule correctly sets forth the name of each Subsidiary of Holding, the jurisdiction of its incorporation and the Person owning the outstanding capital stock of such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, possesses all requisite corporate power and authority and all material licenses, permits, and authorizations necessary to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and, except where the failure to obtain such qualification could not reasonably be expected to have a Material Adverse Effect on such Subsidiary, is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its business requires it to qualify. All of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable, and all such shares are owned by Holding free and clear of all Liens and encumbrances. Except as set forth on the attached Holding Subsidiary Schedule, neither Holding nor any of its Subsidiaries owns or holds the right to acquire any shares of stock or any other security or interest in any other Person or has any obligation to make any Investment in any Person. The attached Holding Officers and Directors Schedule sets forth a list of all of the officers and directors of each of Holding’s Subsidiaries.

33

         5.05 Financial Statements. Set forth on the attached Holding Financial Statement Schedule are copies of the unaudited balance sheet as of December 31, 2002 of Holding’s only Subsidiary (the “Holding Latest Balance Sheet”) and the related statements of income and cash flows for the 12-month period then ended. Except as set forth on the attached Holding Financial Statement Schedule, each of the foregoing financial statements (including in all cases the notes thereto, if any) (the “Holding Financial Statements”) (i) is, in all material respects, accurate, complete and consistent with such Subsidiary’s Books and Records (which, in turn, are, in all material respects, accurate and complete), (ii) presents fairly, in all material respects, such Subsidiary’s financial condition and results of operations as of the respective dates thereof and for the respective periods referred to therein, (iii) and has been prepared in accordance with GAAP, subject in the case of unaudited financial statements to changes resulting from normal year-end adjustments for recurring accruals (which were or are not expected to be material individually or in the aggregate) and to the absence of footnote disclosure. Holding has no assets other than the capital stock of such Subsidiary and no liabilities other than the promissory note in the aggregate principal amount of $3,900,000 issued to Sun by Holding on March 19, 2003 and the promissory note in the aggregate principal amount of $100,000 issued to Michael J. Phelan by Holding on March 19, 2003, both of which, as of the Closing, shall have been cancelled and of no further force and effect.

         5.06 Accounts Receivable. Except as set forth on the attached Holding Accounts Receivable Schedule, all accounts and notes receivable reflected on the Holding Latest Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP) (a) are or shall be valid (and not subject to any valid counterclaims or setoffs) and (b) resulted from a bona fide sale to a customer in the ordinary course of business on commercially reasonable terms, the amount of which was actually due on the date thereof and are or shall be legally enforceable at the aggregate recorded amount therefor as shown on the Holding Latest Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP). No Person has any Lien on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to such receivables.

         5.07 Absence of Undisclosed Liabilities. Except as set forth on the attached Holding Liabilities Schedule, neither Holding nor any of its Subsidiaries has any obligation or Liability arising out of any transaction entered at or prior to the date hereof, or any action or inaction at or prior to the date hereof, or any state of facts existing at or prior to the date hereof, other than (a) Liabilities reflected on the liabilities side of the Holding Latest Balance Sheet, (b) Liabilities and obligations which have arisen after the date of the Holding Latest Balance Sheet in the ordinary course of business substantially consistent with the past practices of Holding (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of law, claim or lawsuit), and (c) obligations under contracts and commitments described on the attached Holding Contracts Schedule or under contracts and commitments entered into in the ordinary course of business consistent with past practice that are not required to be disclosed on such Schedule pursuant to Section 5.11 below (but not Liabilities for any breach of any such contract or commitment occurring on or prior to the Closing Date).

         5.08 No Material Adverse Effect. Since September 26, 2002, there has occurred no fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect on Holding or its Subsidiaries. Since September 26, 2002, each of Holding and its Subsidiaries has conducted their respective businesses only in the ordinary course of business substantially consistent with past practice.

         5.09 Absence of Certain Developments. Except as set forth on the attached Holding Developments Schedule, since September 26, 2002, neither Holding nor any of its Subsidiaries has:

         (a) issued any notes, bonds or other debt securities or any capital stock or other equity securities or any securities or rights convertible, exchangeable or exercisable into any capital stock or other equity securities;

         (b) borrowed any amount or incurred or become subject to any material Liabilities, except current Liabilities incurred in the ordinary course of business substantially consistent with past practice;

         (c) discharged or satisfied any material Lien or paid any material obligation or Liability, other than current Liabilities paid in the ordinary course of business;

         (d) declared, set aside or made any payment or distribution of cash (including so-called “tax distributions”) or other property to any of its stockholders with respect to such stockholder’s capital stock or otherwise, or purchased, redeemed or otherwise acquired any shares of its capital stock or other equity securities (including any warrants, options or other rights to acquire its capital stock or other equity);

         (e) mortgaged or pledged any of its properties or assets or subjected them to any Lien, except for Permitted Liens;

         (f) sold, assigned, transferred, leased, licensed or otherwise encumbered any of its material tangible assets, except in the ordinary course of business substantially consistent with past practice, or canceled any material debts or claims;

         (g) sold, assigned, transferred, leased, licensed or otherwise encumbered any material Intellectual Property, received any offers to license material Intellectual Property, disclosed any proprietary confidential information to any Person (other than in the ordinary course of business consistent with past practice in circumstances in which it has imposed reasonable confidentiality restrictions), or abandoned or permitted to lapse any material Intellectual Property;

         (h) made or granted any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts described on the attached Holding Contracts Schedule or any bonus or wage increase not in excess of 5% of such employee’s then existing salary), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement or entered into, amended or terminated any collective bargaining agreement or other employment agreement;

         (i) implemented any plant closing or other layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act, as amended, or any similar foreign, state or local law, regulation or ordinance;

         (j) suffered any extraordinary losses or waived any rights of material value (whether or not in the ordinary course of business or consistent with past practice) in excess of $25,000 in the aggregate;

         (k) made capital expenditures or commitments therefor that amount in the aggregate to more than $50,000;

         (l) delayed or postponed the payment of any accounts payable or commissions or any other Liability or obligation or agreed or negotiated with any party to extend the payment date of any accounts payable or commissions or any other Liability or obligation or accelerated the collection of (or discounted) any accounts or notes receivable;

         (m) made any loans or advances to, guaranties for the benefit of, or any Investments in, any Person;

         (n) made any charitable contributions or pledges exceeding in the aggregate $25,000 or made any political contributions;

         (o) suffered any damage, destruction or casualty loss exceeding in the aggregate $25,000, whether or not covered by insurance;

         (p) made any change in any method of accounting or accounting policies or made any write-down in the value of its inventory that is material or that is other than in the usual, regular and ordinary course of business consistent with past practice or reversed any accruals (whether or not in the ordinary course of business or consistent with past practice);

         (q) made any Investment in any Subsidiary other than Solunet Storage, Inc. or taken any steps to incorporate any Subsidiary;

         (r) amended its certificate of incorporation, bylaws or other organizational documents;

         (s) entered into any agreement or arrangement prohibiting or restricting it from freely engaging in any business or otherwise restricting the conduct of its business anywhere in the world;

         (t) taken any action or failed to take any action that has, had or could reasonably be expected to have the effect of accelerating to pre-Closing periods sales to customers or other revenues that would otherwise be expected to take place or be incurred after the Closing;

         (u) entered into, amended or terminated any material contract other than in the ordinary course of business consistent with past practice, entered into any other material transaction, whether or not in the ordinary course of business or consistent with past practice, or materially changed any business practice; or

         (v) agreed, whether orally or in writing, to do any of the foregoing.

         5.10 Assets. Except as set forth on the attached Holding Assets Schedule, Holding and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, all material properties and assets used by it, located on its premises or shown on the Holding Latest Balance Sheet or acquired after the date thereof, free and clear of all Liens (other than properties and assets disposed of for fair consideration in the ordinary course of business since the date of the Holding Latest Balance Sheet and except for Liens disclosed on the Holding Latest Balance Sheet (including any notes thereto) and Permitted Liens and such Liens as do not materially detract from the value of or interfere with the present use of the property affected thereby). Holding and each of its Subsidiaries owns, has a valid leasehold or license interest in or has the valid and enforceable right to use all assets, tangible or intangible, necessary for the conduct of their respective businesses as presently conducted. Except as set forth on the attached Holding Assets Schedule, all of Holding’s and its Subsidiaries’ buildings (including all components of such buildings, structures and other improvements), equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) are in good condition and repair (ordinary wear and tear excepted) and are fit in all material respects for use in the ordinary course of Holding’s and such Subsidiaries’ business as presently conducted and as presently proposed to be conducted. All such assets have been installed and maintained in all material respects in accordance with all applicable laws, regulations and ordinances.

         5.11 Contracts and Commitments.

         (a) Except as set forth on the attached Holding Contracts Schedule, neither Holding nor any of its Subsidiaries is a party to or bound by any written or oral:

                  (i) pension, profit sharing, stock option, employee stock purchase, bonus or other plan or arrangement providing for deferred or other compensation to employees, former employees or consultants, or any other employee benefit plan or arrangement, or any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements;

                  (ii) contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis or relating to loans to officers, directors or Affiliates;

                  (iii) contract under which Holding or any of its Subsidiaries has advanced or loaned any Person amounts exceeding $10,000 individually or $25,000 in the aggregate;

                  (iv) agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of Holding or any of its Subsidiaries;

                  (v) Guaranty, performance bond or similar agreement;

                  (vi) lease or agreement under which Holding or any of its Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $20,000 individually or $50,000 in the aggregate;

                  (vii) material lease or agreement under which Holding or any of its Subsidiaries is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by Holding or any of its Subsidiaries;

                  (viii) contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the aggregate in excess of $20,000 individually or $50,000 in the aggregate, other than purchase and sales orders (including orders for professional services) incurred in the ordinary course of business;

                  (ix) assignment, license, indemnification or other agreement with respect to any intangible property (including any Intellectual Property) other than with respect to software that is generally commercially available and is used without material alteration or enhancement;

                  (x) warranty agreement with respect to its services rendered or its products sold or leased;

                  (xi) agreement under which it has granted any Person any registration rights (including demand or piggyback registration rights);

                  (xii) sales, distribution, supply or franchise agreement;

                  (xiii) agreement with a term of more than six months which is not terminable by Holding or any of its Subsidiaries upon less than thirty (30) days’ notice without penalty and involves a consideration in excess of $20,000 individually or $50,000 in the aggregate annually;

                  (xiv) contract regarding voting, transfer or other arrangements related to its capital stock or warrants, options or other rights to acquire any of its capital stock;

                  (xv) contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world; or

                  (xvi) any other agreement which is material to its operations and business prospects or involves a consideration in excess of $20,000 individually or $50,000 in the aggregate annually.

         (b) All of the contracts, Holding Leases, agreements and instruments set forth or required to be set forth on the attached Holding Contracts Schedule are valid, binding and enforceable in accordance with their respective terms and, to Holding’s Knowledge, except for such contracts, Holding Leases, agreements and instruments that shall have expired in accordance with their terms, shall be in full force and effect without penalty in accordance with their terms upon consummation of the transactions contemplated hereby. Except as set forth on the attached Holding Contracts Schedule: (i) each of Holding and its Subsidiaries has performed all obligations required to be performed by it and is not in default under or in breach of nor in receipt of any claim of default or breach under any contract, Holding Lease, agreement or instrument set forth or required to be set forth on the attached Holding Contracts Schedule; (ii) no event has occurred which with the passage of time or the giving of notice or both would result in a default, breach or event of noncompliance by Holding or any of its Subsidiaries under any contract, Holding Lease, agreement or instrument set forth or required to be set forth on the attached Holding Contracts Schedule; (iii) neither Holding nor any of its Subsidiaries has any present expectation or intention of not fully performing all such obligations; (iv) no contract, Holding Lease, agreement or instrument set forth or required to be set forth on the attached Holding Contracts Schedule is currently subject to or is expected to be subject to cancellation or any other material modification by the other party thereto (by reason of the Merger or otherwise) or is subject to or is expected to be subject to any penalty, right of set-off or other charge by the other party thereto for late performance or delivery; (v) to Holding’s Knowledge, there is no breach or anticipated breach by the other parties to any contract, Holding Lease, agreement or instrument set forth or required to be set forth on the attached Holding Contracts Schedule, and (vi) Holding and its Subsidiaries have not subleased, licensed, or otherwise granted any Person the right to use or occupy any leased real property or any portion thereof. Neither Holding nor any of its Subsidiaries is a party to any contract, agreement or commitment the performance of which could reasonably be expected to have a Material Adverse Effect on Holding or its Subsidiaries.

         (c) SANZ’s and Merger Sub’s counsel has been supplied with a true and correct copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to on the attached Holding Contracts Schedule, together with all amendments, waivers or other changes thereto. To the extent applicable, the contracts identified on the attached Holding Contracts Schedule are separately identified by the type of contract.

         5.12 Holding Intellectual Property.

         (a) The attached Holding Intellectual Property Schedule contains a complete and accurate list of all of the following that are owned by Holding or its Subsidiaries or used by Holding or its Subsidiaries in the conduct of their respective businesses; (i) patented or registered Intellectual Property; (ii) pending patent applications and applications for other registrations of Intellectual Property; (iii) material unregistered trademarks, unregistered service marks, trade names, corporate names; (iv) Internet domain names; (v) material unregistered copyrights; (vi) computer software (other than commercially available off-the-shelf software that is used without customization or enhancement and that was purchased or is licensed for less than a total cost of $25,000 in the aggregate); and (vii) any other material Intellectual Property. The attached Holding Intellectual Property Schedule also contains a complete and accurate list of all material licenses and other rights granted by Holding or any of its Subsidiaries to any third party and all material licenses and other rights granted by any third party to Holding or any of its Subsidiaries with respect to any Holding Intellectual Property, in each case identifying the subject Intellectual Property. Each of Holding and each of its Subsidiaries owns and possesses all right, title and interest in and to all of the Intellectual Property set forth on the attached Holding Intellectual Property Schedule indicated as being owned by such entity or has a valid and enforceable license to use all of the Intellectual Property set forth on the attached Holding Intellectual Property Schedule and all other Intellectual Property necessary for the operation of Holding’s and its Subsidiaries’ respective businesses as presently conducted and as presently proposed to be conducted (collectively, “Holding Intellectual Property”), free and clear of all Liens. Without limiting the generality of the foregoing, and except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding, or one of its Subsidiaries, as the case may be, owns and possesses all right, title and interest in and to all Holding Intellectual Property created or developed by Holding’s and its Subsidiaries’ employees and independent contractors or created or developed under the direction or supervision of Holding’s and its Subsidiaries’ employees or independent contractors relating to Holding’s or its Subsidiaries’ business or to the actual or demonstratively anticipated research or development conducted by Holding and its Subsidiaries. Except as set forth on the attached Holding Intellectual Property Schedule, the loss, termination or expiration of any Holding Intellectual Property has not had a Material Adverse Effect on Holding or its Subsidiaries, and no loss, termination or expiration of any Holding Intellectual Property is pending or, to Holding’s Knowledge, threatened or reasonably foreseeable. Holding and each of its Subsidiaries has taken all reasonably necessary steps to maintain and protect all Holding Intellectual Property and will continue to take all reasonably necessary steps to maintain and protect all Holding Intellectual Property prior to Closing so as not to adversely affect the validity or enforceability thereof. To Holding’s Knowledge, the owners of any Intellectual Property licensed to Holding and its Subsidiaries have taken commercially reasonable action to maintain and protect the Intellectual Property which are subject to such licenses.

         (b) Except as set forth on the attached Holding Intellectual Property Schedule: (i) all of the Holding Intellectual Property is valid and enforceable and none of the Holding Intellectual Property has been misused, (ii) no claim by any third party has been made, is currently outstanding or to Holding’s Knowledge, is threatened, against Holding or any of its Subsidiaries contesting the validity, enforceability, use or ownership of any of the Holding Intellectual Property and, to Holding’s Knowledge, there is no basis for any such claim, (iii) neither Holding nor any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with, and the operation of Holding’s and its Subsidiaries’ business as currently conducted does not infringe, misappropriate or conflict with, any Intellectual Property of other Persons, and to Holding’s Knowledge there are no facts that indicate a likelihood of any of the foregoing and none of Holding nor any of its Subsidiaries has received any notices regarding any of the foregoing (including, without limitation, any notices to cease and desist or demands or offers to license any Intellectual Property from any third party), (iv) to Holding’s Knowledge, the Holding Intellectual Property has not been infringed, disclosed, misappropriated or otherwise conflicted by other Persons and to Holding’s Knowledge there are no facts that indicate a likelihood of any of the foregoing, and (v) none of Holding nor any of its Subsidiaries has agreed to indemnify any third party for or against any interference, infringement, misappropriation or other conflict with respect to any Intellectual Property. The transactions contemplated by this Agreement will not adversely affect Holding’s or any of its Subsidiaries’ right, title or interest in and to the Holding Intellectual Property and all of the Holding Intellectual Property shall be owned or available for use by Holding and its Subsidiaries on identical terms and conditions immediately after the Closing as such Intellectual Property was owned or available immediately prior to the Closing.

         (c) The Systems used by Holding and its Subsidiaries are sufficient for the immediate and future needs of their respective businesses (including, without limitation, as to capacity and ability to process current peak volumes and anticipated volumes in a timely manner). In the prior twelve months, there have been no failures or bugs in or breakdowns or continued substandard performance of the Systems (as a whole or with respect to any portion thereof) which have caused any substantial disruption or interruption in or use of the Systems (as a whole or with respect to any portion thereof) and, to Holding’s Knowledge, no fact or matter exists which may disrupt or interrupt or affect the use of the Systems following the Closing on the same basis as the Systems are presently used by Holding and its Subsidiaries. All Systems (other than software) used in connection with Holding’s and its Subsidiaries’ respective businesses are owned and operated by and are under the control of Holding or one of its Subsidiaries, as the case may be, and are not wholly or partly dependent on any facilities that are not under the ownership, operation or control of Holding or one of its Subsidiaries, as the case may be. No action is necessary to enable the Systems to continue to be used by Holding or one of its Subsidiaries after the Closing to the same extent and in the same manner as the Systems have been used prior to the date hereof.

         5.13 Litigation. Except as set forth on the attached Holding Litigation Schedule, there are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations, demands to cease and desist, offers to license Intellectual Property or claims pending or, to Holding’s Knowledge, threatened against or affecting Holding or any of its Subsidiaries (or to Holding’s Knowledge, pending or threatened against or affecting any of the officers, directors or employees of Holding or any of its Subsidiaries with respect to their businesses or proposed business activities), or pending or threatened by Holding or any of its Subsidiaries against any Person, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality (including any actions, suits, proceedings or investigations with respect to the transactions contemplated by this Agreement); neither Holding nor any of its Subsidiaries is subject to any arbitration proceedings under collective bargaining agreements or otherwise or any governmental investigations or inquiries; and, to Holding’s Knowledge, there is no basis for any of the foregoing. The foregoing includes, without limitation, actions pending or, to Holding’s Knowledge, threatened involving the prior employment of any of Holding’s or its Subsidiaries’ employees, their use in connection with their respective businesses of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers. Except as set forth on the attached Holding Litigation Schedule, during the one year preceding the date hereof, there have not been any actions, suits, proceedings (including any arbitration proceedings), orders or investigations at law or in equity, before or by any governmental department, commission, board, bureau, agency or instrumentality. Neither Holding nor any of its Subsidiaries is subject to any judgment, order or decree of any court or other governmental agency, and neither Holding nor any of its Subsidiaries has received any opinion or memorandum or advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any material Liabilities. There are no actions, suits, proceedings (including any arbitration proceedings), orders, investigations or claims pending or, to Holding’s Knowledge, threatened against or affecting Holding or any of its Subsidiaries in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby. Unless set forth on the Holding Litigation Schedule, Holding has not sought any opinions of counsel regarding the Intellectual Property of a third party.

         5.14 Environmental and Safety Matters. Except as set forth on the attached Holding Environmental and Safety Matters Schedule:

         (a) each of Holding, its Subsidiaries, and their respective Affiliates has complied and is in compliance in all material respects with all Environmental and Safety Requirements (including, without limitation, all licenses and permits required thereunder);

         (b) neither Holding, its Subsidiaries, nor their respective Affiliates has received any written or oral notice, report or other information regarding any actual or alleged material violation of Environmental and Safety Requirements, or any material Liabilities or potential material Liabilities, including any material investigatory, remedial or corrective obligations, relating to any of them or, to Holding’s Knowledge, their predecessors facilities arising under Environmental and Safety Requirements;

         (c) none of Holding, its Subsidiaries, or their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released Hazardous Substances, or owned or operated any property or facility (and no such property or facility is contaminated by any such Hazardous Substances) so as to give rise to material Liabilities (including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees) or any material investigatory, corrective or remedial obligations pursuant to CERCLA, the SWDA or any other Environmental and Safety Requirements;

         (d) Holding has furnished to SANZ all Environmental Reports that are in its possession or control (i) relating to the current and former operations and facilities of Holding and its Subsidiaries and their respective Affiliates and (ii) to the extent that Holding has Knowledge of such Environmental Reports, relating to predecessors of Holding and its Subsidiaries.

         5.15 Compliance with Laws. Except as set forth on the attached Holding Compliance Schedule:

         (a) Each of Holding and its Subsidiaries has complied and is in material compliance with all applicable laws, ordinances, codes, rules, requirements and regulations of foreign, federal, state and local governments and all agencies thereof relating to the operation of their respective businesses and the maintenance and operation of their respective properties and assets. No notices have been received by and no claims have been filed against Holding or any of its Subsidiaries alleging a violation of any such laws, ordinances, codes, rules, requirements or regulations. Neither Holding nor any of its Subsidiaries has made any bribes, kickback payments or other similar payments of cash or other consideration, including payments to customers or clients or employees of customers or clients for purposes of doing business with such Persons.

         (b) Each of Holding and its Subsidiaries holds and is in compliance with all material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations of all foreign, federal, state and local governmental agencies required for the conduct of its business and the ownership of its properties (including as the same relate to Environmental and Safety Requirements), and the attached Holding Permits Schedule sets forth a list of all of such material permits, licenses, bonds, approvals, certificates, registrations, accreditations and other authorizations. No notices have been received by Holding or any of its Subsidiaries alleging the failure to hold any of the foregoing or notifying Holding that it is operating in any manner inconsistent with applicable laws and regulations.

         5.16 Employees. The attached Holding Employees Schedule correctly sets forth the name and current annual salary of each employee of Holding and any of its Subsidiaries and whether any employees are absent from active employment, including, but not limited to, leave of absence or disability. Except as set forth on the attached Holding Employees Schedule, (a) to Holding’s Knowledge, no executive or key employee of Holding or any of its Subsidiaries or any group of employees of Holding or any of its Subsidiaries have any plans to terminate employment with Holding or any of its Subsidiaries; (b) Holding and each of its Subsidiaries have complied with all laws relating to the employment of labor in all material respects (including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes), and to Holding’s Knowledge, neither Holding nor any of its Subsidiaries has any labor relations problems (including any union organization or decertification activities, threatened or actual strikes or work stoppages or material grievances); and (c) neither Holding or any of its Subsidiaries nor, to Holding’s Knowledge, any of their respective employees are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the present or proposed business activities of Holding or any of its Subsidiaries, except for agreements between Holding or its Subsidiaries and their present and former employees. The attached Holding Employees Schedule sets forth the bonuses earned by Holding’s and its Subsidiaries’ officers and employees for the fiscal year ended December 31, 2002 and reasonably expected to be paid during 2003.

         5.17 Employee Benefit Plans.

         (a) The attached Holding Employee Benefits Schedule sets forth an accurate and complete list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other employee benefit plan, program, policy, contract or arrangement (written or oral) providing for payment, reimbursement or benefits to current or former employees (or their beneficiaries or dependents) of Holding (including any bonus plan, plan for deferred compensation, retirement, severance, sick leave, employee health or other welfare benefit plan or other arrangement), at any time maintained, sponsored, or contributed to by Holding, or with respect to which Holding has any Liability or potential Liability. Each such item listed on the attached Holding Employee Benefits Schedule is referred to herein as a “Holding Plan.”

         (b) Except as set forth in the Holding Employee Benefits Schedule, Holding does not have any obligation to contribute to (or any other Liability, including current or potential withdrawal Liability, with respect to) any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any employee benefit plan which is a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not terminated.

         (c) Except as set forth in the Holding Employee Benefits Schedule, (i) Holding has complied in all material respects with the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA and COBRA applicable to Holding; and (ii) Holding does not have any obligation under any Holding Plan or otherwise to provide medical, health, life insurance or other welfare-type benefits to current or future retired or terminated employees (except as specifically required by COBRA).

         (d) Except with respect so such plan(s) identified in the attached Holding Employee Benefits Schedule under the heading “Profit Sharing Plans,” Holding does not maintain, contribute to or have any Liability or potential Liability under (or with respect to) any employee benefit plan which is a “defined contribution plan” (as defined in Section 3(34) of ERISA), whether or not terminated.

         (e) For purposes of this Section 5.17, the term “Holding” includes all entities treated as a single employer with Holding pursuant to Section 414 of the Code.

         (f) Except as set forth in the Holding Employee Benefits Schedule, with respect to the Holding Plans, all required payments (including all employer contributions and employee salary/wage reduction contributions), premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been timely made or, to the extend permitted by applicable law, properly accrued on the Holding Latest Balance Sheet and none of the Holding Plans has any unfunded liabilities which are not reflected on the Holding Latest Balance Sheet.

         (g) Except as set forth in the Holding Employee Benefits Schedule, the Holding Plans and all related trusts, insurance contracts and funds have been maintained, funded and administered in compliance with their terms and with the applicable provisions of ERISA, the Code and other applicable laws in all material respects. Except as set forth in the Holding Employee Benefits Schedule, to Holding’s Knowledge, neither Holding nor any trustee or administrator of any Holding Plan has engaged in any transaction with respect to the Holding Plans which could reasonably be expected to subject Holding or any trustee or administrator of the Holding Plans, or any party dealing with any such Holding Plan, nor do the transactions contemplated by this Agreement constitute transactions which would subject any such party, to either a civil penalty pursuant to Section 502(i) of ERISA or the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Except as set forth in the Holding Employee Benefits Schedule, no actions, suits or claims with respect to the assets of the Holding Plans (other than routine claims for benefits) are pending or, to Holding’s Knowledge, threatened which could reasonably be expected to result in or subject Holding to any Liability and there are no circumstances which would give rise to or could reasonably be expected to give rise to any such actions, suits or claims. Except as set forth in the Holding Employee Benefits Schedule, no Liability to the Pension Benefit Guaranty Corporation or otherwise under Title IV of ERISA has been or could be incurred by Holding.

         (h) Except as set forth in the Holding Employee Benefits Schedule, (i) each of the Holding Plans which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service that such plan is qualified under Section 401(a) of the Code, and to Holding’s Knowledge there are no circumstances which would or could reasonably be expected to adversely affect the qualified status of any such Plan and (iii) all such Holding Plans have been or will be timely amended for the requirements of the tax legislation commonly known as “GUST” and “EGTRRA” and have been or will be submitted to the Internal Revenue Service for a favorable determination letter within the remedial amendment period prescribed by GUST.

         (i) Holding has provided SANZ with true and complete copies of (to the extent applicable) (i) all documents pursuant to which the Holding Plans are maintained, funded and administered, (ii) and the most recent annual reports (Form 5500 and any attachments thereto) filed with the IRS, (iii) the most recent financial statement and auditors report, and (iv) the most recent IRS determination letter for the Holding Plans.

         (j) Except as set forth in the Holding Employee Benefits Schedule, none of the Holding Plans obligates Holding to pay any separation, severance, termination or similar benefit solely as a result of any transaction contemplated by this Agreement or solely as a result of any change in control or ownership within the meaning of Section 280G of the Code.

         5.18 Insurance. The attached Holding Insurance Schedule contains a list of each insurance policy maintained by Holding and its Subsidiaries with respect to its properties, assets and businesses, including any medical malpractice policies and fidelity bonds, setting forth the type of coverage, the annual premiums, deductibles and coverage amounts therefor and an indication whether such policy is on a “claims made” or “incurrence” basis, and each such policy is in full force and effect as of the Closing. Neither Holding nor any of its Subsidiaries is in default with respect to its obligations under any insurance policy maintained by it, and neither Holding nor any of its Subsidiaries has been denied insurance coverage. To Holding’s Knowledge, the insurance coverage of Holding and its Subsidiaries is of a kind and type routinely carried by corporations of similar size engaged in similar lines of business. Except as set forth on the attached Holding Insurance Schedule, neither Holding nor any of its Subsidiaries has any self-insurance or co-insurance programs, and the reserves set forth on the Holding Latest Balance Sheet are adequate to cover all anticipated Liabilities with respect to any such self-insurance or co-insurance programs.

         5.19 Tax Matters.

         (a) Holding, each Subsidiary and each Affiliated Group has timely filed all consolidated, combined and unitary Tax Returns required to be filed by it, with any Tax Authority and each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate. All Taxes due and payable by Holding and its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been paid and Holding and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all Taxes which they are required to withhold from amounts paid or owing to any employee, stockholder, creditor or other third party. All Taxes accrued but not yet due are accrued on the Latest Balance Sheet.

         (b) Except as set forth on the attached Holding Taxes Schedule:

                  (i) neither Holding nor any of its Subsidiaries has requested or been granted an extension of the time for filing any Tax Return which has not yet been filed;

                  (ii) neither Holding nor any of its Subsidiaries has consented to extend to a date later than the date hereof the time in which any Tax may be assessed or collected by any taxing authority;

                  (iii) with respect to each taxable period of Holding and its Subsidiaries and each taxable period of an Affiliated Group during which Holding or any Subsidiary was a member of the Affiliated Group ending on or before December 31, 1998, either such taxable period has been audited by the relevant Taxing Authority or the time for assessing or collecting Tax with respect to each such taxable period has closed and such taxable period is not subject to review by any relevant Taxing Authority;

                  (iv) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Taxing Authority against Holding or any Subsidiary;

                  (v) there is no action, suit, Taxing Authority proceeding or audit now in progress, pending or, to Holding's Knowledge, threatened by a Taxing Authority against or with respect to Holding or any Subsidiary;

                  (vi) Holding does not reasonably expect any Taxing Authority to claim or assess any amount of additional Taxes against Holding or any Subsidiary;

                  (vii) no claim has ever been made by a Taxing Authority in a jurisdiction where Holding or any Subsidiary, respectively, does not file Tax Returns claiming that Holding or any Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction;

                  (viii) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of Holding or any of its Subsidiaries;

                  (ix) neither Holding nor any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement and has no current or potential contractual obligation to indemnify any other Person with respect to Taxes;

                  (x) SANZ will not be required to deduct and withhold any amount pursuant to Section 1445(a) of the Code upon the transfer of any cash or property pursuant to this Agreement;

                  (xi) each of Holding and its Subsidiaries has provided to SANZ true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Holding or its Subsidiaries for the past three (3) years; and

                  (xii) none of Holding or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (iv) installment sale made prior to the Closing Date.

         (c) None of Holding and its Subsidiaries has filed a consent under Section §341(f) of the Code concerning collapsible corporations or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Holding or its Subsidiaries. None of Holding and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G or Section 404 of the Code. There is no contract, agreement, plan or arrangement to which SANZ or its Subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. None of Holding or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of Holding and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of Holding or any of its Subsidiaries (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was Holding) or (ii) has any Liability for the Taxes of any Person (other than any of Holding and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

         (d) The unpaid Taxes of Holding and its Subsidiaries (A) did not, as of the date of the Holding Latest Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Holding Latest Balance Sheet (rather than any notes thereto) in accordance with GAAP and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Holding and its Subsidiaries in filing their tax returns.

         (e) Neither Holding nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

         5.20 Brokerage and Transaction Bonuses. Except for brokerage fees set forth on the attached Holding Brokerage Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Holding or any of its Subsidiaries or Affiliates. Except as set forth on the attached Holding Transaction Bonuses Schedule, there are no special bonuses or other similar compensation payable to any director, officer or employee of Holding or any of its Subsidiaries in connection with the transactions contemplated hereby. Holding shall pay, and hold SANZ and its Subsidiaries and Affiliates harmless against, any Liability, loss or expense (including reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any undisclosed claim or special bonus or other similar compensation not reflected on the Holding Transaction Bonuses Schedule arising in connection with the transactions contemplated by hereby.

         5.21 Bank Accounts. The attached Holding Bank Account Schedule sets forth a true and complete list of all banks and other financial institutions and depositories at which Holding or any of its Subsidiaries maintains (or has caused to be maintained) deposit accounts, spread accounts, yield supplement reserve accounts, operating accounts, trust accounts, trust receivable accounts or other accounts of any kind or nature into which funds of Holding or any of its Subsidiaries are deposited from time to time. The attached Holding Bank Account Schedule correctly identifies the name and address of each depository, the name in which each account is held, the purpose of the account, the account number, the contact Person at such depository and his or her telephone number and the name of each Person holding a general or special power of attorney from Holding or its Subsidiaries with respect to such accounts.

         5.22 Powers of Attorney. To Holding’s Knowledge, there are no outstanding powers of attorney executed on behalf of any of Holding or its Subsidiaries.

         5.23 Names and Locations. Except as set forth on the attached Holding Names and Locations Schedule, during the five-year period prior to the execution and delivery of this Agreement, neither Holding nor any of its Subsidiaries or their respective predecessors has used any name or names under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business. All of the tangible assets and properties of Holding and its Subsidiaries are located at the locations set forth on the attached Holding Names and Locations Schedule.

         5.24 Affiliate Transactions. Except as set forth on the attached Holding Affiliate Transactions Schedule, no officer, director, stockholder, employee or Affiliate of Holding or any of its Subsidiaries or, to Holding’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity in which any such Person or individual owns any beneficial interest, is a party to any agreement, contract, commitment or transaction with Holding or any of its Subsidiaries or has any interest in any property used by Holding or any of its Subsidiaries (including any Company Intellectual Property). The attached Holding Affiliate Transactions Schedule sets forth the amount and general description of each loan, advance, distribution or payment of any kind or character (including salary, bonus and distributions) made by Holding (other than in the ordinary course of business) since January 1, 2001 to any Subsidiary or Affiliate of Holding and any of their respective directors and officers.

         5.25 Service and Software Warranties. All services rendered or software provided by Holding or any of its Subsidiaries have been and remain in conformity with all applicable contractual commitments and all express and implied warranties except for such failures to be in conformity as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holding, and neither Holding nor any of its Subsidiaries has any Liability (and, to Holding’s Knowledge, there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it or any of its Subsidiaries giving rise to any such Liability) for curing or providing additional services, software or other damages in connection therewith in excess of any warranty reserve specifically established with respect thereto and included on the face of the Holding Latest Balance Sheet (rather than the notes thereto). No services rendered or software provided by Holding or any of its Subsidiaries are subject to any Guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such sale or license (including as a result of any course of conduct between Holding or any of its Subsidiaries and any Person or as a result of any statements in any of Holding’s or any of its Subsidiaries’ service or promotional literature). The attached Holding Warranty Schedule includes copies of such standard terms and conditions of sale or license for Holding and its Subsidiaries (containing currently applicable Guaranty, warranty and indemnity provisions). Neither Holding nor any of its Subsidiaries has been notified of any claims for, and, to Holding’s Knowledge, no claims have been threatened for, any extraordinary warranty obligations or additional services or software relating to any of its services or software.

         5.26 Customers and Suppliers. The attached Holding Customers and Suppliers Schedule sets forth (a) a list of all of the top twenty-five customers of Holding and its Subsidiaries (by volume of purchases by such customers) and (b) a list of the top twenty-five suppliers of Holding and its Subsidiaries (on a consolidated basis) (by volume of purchases from such suppliers), for the fiscal years ended December 31, 2001 and December 31, 2002 and, with respect to such customers, the committed volume of purchases by such customers for the fiscal year ending December 31, 2003 and December 31, 2004. Except as set forth in the attached Holding Customers and Suppliers Schedule, to Holding’s Knowledge, no material customer of Holding or any of its Subsidiaries has indicated that, and neither Holding nor any of its Subsidiaries has any reason to believe that, any such customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying materials, products or services from Holding or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Except as set forth on the attached Holding Customers and Suppliers Schedule, to Holding’s Knowledge, no material supplier to Holding or any of its Subsidiaries has indicated that, and neither Holding nor any of its Subsidiaries has any reason to believe that, such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to Holding or any of its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

         5.27 Real Property.

         (a) Neither Holding nor any of its Subsidiaries owns any real property.

         (b) The attached Holding Real Property Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). Each of Holding and its Subsidiaries has delivered to SANZ a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in the Holding Real Property Schedule, with respect to each of the Leases:

                  (i) such Lease is legal, valid, binding, enforceable and in full force and effect;

                  (ii) the transaction contemplated by this Agreement does not require the consent of any other party to such Lease (except for those Leases for which Lease Consents are obtained), will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;

                  (iii) none of Holding's or its Subsidiaries' possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed in any material respect and there are no material disputes with respect to such Lease;

                  (iv) none of Holding, its Subsidiaries or any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

                  (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

                  (vi) none of Holding or its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder's fees with respect to such Lease;

                  (vii) the other party to such Lease is not an Affiliate of, and otherwise does not have any economic interest in, any of Holding or its Subsidiaries;

                  (viii) none of Holding or its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof;

                  (ix) none of Holding or its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein; and

                  (x) there are no Liens on the estate or interest created by such Lease.

         5.28 Disclosure. Without limiting the specific language of any other representation or warranty herein, all information furnished or to be furnished by, or on behalf of, Holding in this Agreement, in the Exhibits or Holding Disclosure Schedule attached hereto, or in any certificate delivered at Closing pursuant to this Agreement is or will be accurate and complete, includes or will include all material facts required to be stated therein and does not or will not contain any untrue statement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The representations and warranties contained in this Article V are the only representations and warranties in this Agreement made by Holding to SANZ and Merger Sub.

         5.29 Closing Date. The representations and warranties of Holding contained in this Article V and elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any certificate delivered by Holding to SANZ or Merger Sub shall be true and correct on the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except in respect of representations and warranties made as of a specified date, which shall be true and correct as of such specified date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SUN

         To induce SANZ and Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, Sun hereby represents and warrants to SANZ and Merger Sub that the statements contained in this Article VI are correct and complete as of the date of this Agreement.

         6.01 Organization and Power. Sun is duly organized, validly existing and in good standing under the laws of its state of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder and under the other documents contemplated to which it is a party.

         6.02 Authorization; Noncontravention. The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which Sun is a party have been duly authorized by Sun. This Agreement has been duly executed and delivered by Sun and, assuming the due execution by SANZ and Merger Sub, as applicable constitutes a valid and binding obligation of Sun, enforceable in accordance with its terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law), and each of the other agreements and instruments contemplated hereby to which Sun is a party, when executed and delivered by Sun, in accordance with the terms hereof and thereof and, assuming the due execution by SANZ and Merger Sub, as applicable, shall each constitute a valid and binding obligation of Sun, enforceable in accordance with its respective terms, except as enforceability shall be limited by a court of competent jurisdiction in a proceeding under applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law). The execution and delivery by Sun of this Agreement and all of the other agreements and instruments contemplated hereby to which Sun is a party and the fulfillment of and compliance with the respective terms hereof and thereof by Sun does not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon Sun’s equity securities or assets pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or governmental body or agency pursuant to, (i) Sun’s constituent documents, or (ii) any law, statute, rule or regulation to which Sun is subject, or (iii) any material agreement, instrument, license, permit, order, judgment or decree to which Sun is subject.

         6.03 Investment Representation. Sun is acquiring the SANZ Common Stock and SANZ Series B Preferred Stock and the SANZ Warrant pursuant to the Merger solely for investment purposes and not with a view to, or intention of, distribution thereof in violation of the Securities Act, as amended (the “Securities Act”), or any applicable state securities laws. Sun is an “accredited investor” as defined in Rule 501 promulgated under the Securities Act.

         6.04 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any contract binding upon Sun. Sun shall pay, and hold SANZ and Merger Sub harmless against, any Liability, loss or expense (including reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Sun.

         6.05 Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to Sun’s Knowledge, threatened against or affecting Sun, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would adversely affect Sun’s performance under this Agreement or the consummation of the transactions contemplated hereby.

         6.06 Title. Sun is the record and beneficial owner of, and has good and marketable title to, all of the issued and outstanding shares of Holding Voting Common Stock, free and clear of any Liens, restrictions on transfer (other than any restrictions under the Securities Act, and applicable state securities laws), options, warrants, rights, calls, commitments, proxies or other contract rights.

         6.07 Disclosure. The representations and warranties contained in this Article VI are the only representations and warranties in this Agreement made by Sun to SANZ and Merger Sub.

         6.08 Closing Date.The representations and warranties of Sun contained in this Article VI andelsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto or in any certificate delivered by Sun to SANZ or Merger Sub shall be true and correct on the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except in respect of representations and warranties made as of a specified date, which shall be true and correct as of such specified date.

ARTICLE VII

COVENANTS PRIOR TO CLOSING

         Each of the Parties agrees as follows with respect to the period between the date of this Agreement and the Closing:

         7.01 General. Subject to the terms of this Agreement, each Party shall use commercially reasonable efforts to take all actions and do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions set forth in Article III above). At the Closing, the applicable Parties shall execute and deliver the agreements and instruments contemplated hereby to be executed and delivered at the Closing. Without limiting the generality of the foregoing, (a) Holding and Sun agree that they will use commercially reasonable efforts to cause each of the Registration Rights Agreement by and among Sun, Holding and the other Persons listed on the signature pages thereto dated September 26, 2002 and the Securityholders’ Agreement by and among Sun, Holding and the other Persons listed on the signature pages thereto dated September 26, 2002 to be terminated in connection with the Closing, and (b) each of SANZ and Sun agree that it will execute and deliver at the Closing the Registration Rights Agreement and Shareholders Agreement. At SANZ’s request, Sun will reasonably cooperate with SANZ and SANZ’s lenders with respect to the negotiation of the guaranty contemplated by the Credit Support Document.

         7.02 Maintenance of Business. SANZ, on the one hand, and Holding, on the other hand, shall use commercially reasonable efforts (and each shall use commercially reasonable efforts to cause its Subsidiaries) to (a) conduct and maintain its business without interruption or material diminution, (b) maintain its assets in good operating condition and repair in accordance with past practices (normal wear and tear excepted), (c) maintain insurance reasonably comparable to that in effect on the date of the SANZ Latest Balance Sheet and Holding Latest Balance Sheet, as applicable, (d) maintain inventory and supplies at customary and adequate operating levels consistent with past practice and replace in accordance with past practice any inoperable, worn out, damaged or obsolete assets with modern assets of at least comparable quality, (e) maintain its books, accounts and records in accordance with past custom and practice as used in the preparation of the SANZ Latest Balance Sheet and the financial statements described in Section 4.05 above and Holding Latest Balance Sheet and the financial statements described in Section 5.05 above, as applicable, and provide accruals for Taxes, obsolete inventory, vacation and other items to the full extent required under GAAP, (f) make capital expenditures in a manner consistent with past practice and (g) maintain in full force and effect the existence of all SANZ Intellectual Property and Holding Intellectual Property, as applicable.

         7.03 Third Party and Governmental Notices and Consents. SANZ, on the one hand, and Holding, on the other hand, shall use commercially reasonable efforts (and each shall use commercially reasonable efforts to cause its Subsidiaries) to take or cause to be taken all action and do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, (a) to obtain all consents, approvals and authorizations of third parties, governments and governmental agencies, (b) to make all filings with and give all notices to third parties, governments and governmental agencies which may be necessary or required in order to effectuate the transactions contemplated hereby, and (c) to obtain landlords’ estoppels and landlords’ lenders’ waivers. Each Party shall use commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions set forth in Article III of this Agreement.

         7.04 Operation of Business. SANZ, on the one hand, and Holding, on the other hand, shall (and each shall cause its Subsidiaries to) operate its business only in the usual and ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve the goodwill and organization of its business and the relationships with its customers, suppliers, employees and other Persons having business relations with it and its Subsidiaries. Without limiting the generality of the foregoing, prior to the Closing, SANZ, on the one hand, and Holding, on the other hand, shall not (and each shall not permit any of its Subsidiaries to):

         (a) take or omit to take any action that would require disclosure underSection 4.09 or Section 5.09 above, as applicable, or that would otherwise result in a breach of any of the representations, warranties or covenants made by it or its Subsidiaries in this Agreement or any of the agreements contemplated hereby;

         (b) take any action or omit to take any action which act or omission couldreasonably be expected to have a Material Adverse Effect;

         (c) (i) enter into any contract out of the ordinary course of business or restricting in any material respect the conduct of its business, (ii) make any loans or Investments, (iii) increase the compensation, incentive arrangements or other benefits to any officer or employee, (iv) redeem, purchase or otherwise acquire directly or indirectly any of its issued and outstanding capital stock, or any outstanding rights or securities exercisable or exchangeable for or convertible into its capital stock or make any distribution with respect to its capital stock, (v) amend its articles/certificate of incorporation or bylaws or issue or agree to issue any capital stock or any rights or options to acquire, or securities convertible into or exchangeable for, any of its capital stock, (vi) directly or indirectly engage in any transaction, arrangement or contract with any officer, director, stockholder or other insider or Affiliate of it or any of its Subsidiaries, (vii) execute any Guaranty, issue any debt, borrow any money or otherwise incur or create any Indebtedness or Liability (other than trade payables in the ordinary course of business consistent with past practice), (viii) purchase, sell, lease, license, dispose or allow to lapse any material property including, without limitation, material Intellectual Property or assets, (ix) take or omit to take any action that has or could reasonably be expected to have the effect of accelerating sales to customers or revenues to pre-Closing periods that could otherwise be expected to take place or be incurred in post-Closing periods, (x) delay or postpone the payment of any accounts payable, (xi) accelerate the collection of or discount any accounts receivable, (xii) make any capital expenditures or commitments therefor in excess of $10,000 except as set forth on the attached SANZ Capital Expenditures Schedule and Holding Capital Expenditures Schedule, as applicable; (xiii) make any changes to its normal and customary practices regarding the solicitation, booking and fulfillment of orders or the shipment and delivery of goods, (xiv) cease from making accruals for Taxes, obsolete inventory, vacation and other customary accruals, (xv) cease from maintaining adequate levels of inventory or cease from insuring that accounts payable are current consistent with past practice, or (xvi) abstain from making payments on any Taxes, principal or interest on borrowed funds and other customary expenses as they become due; or

         (d) enter into any transaction, arrangement or contract with any Person except on arm’s length basis in the ordinary course of business consistent with past customs and practices.

          Notwithstanding the foregoing, nothing in this Section 7.04 shall prohibit SANZ, on the one hand, or Holding, on the other hand, from taking any action or omitting to take any action (or each causing its Subsidiaries to take any action or omit to take any action) as required or as expressly contemplated by this Agreement.

         7.05 Full Access. SANZ, on the one hand, and Holding, on the other hand, shall (and each shall cause its Subsidiaries to) afford, and cause its officers, directors, employees, attorneys, accountants and other agents to afford, to the other Parties and their accounting, legal and other representatives, as well as their respective officers, employees, affiliates and other agents, full and complete access at all reasonable times and during normal business hours to its and its Subsidiaries’ personnel and to business, financial, legal, tax, compensation and other data and information concerning its and its Subsidiaries’ affairs and operations; provided that such other Parties shall use commercially reasonable efforts to conduct its due diligence review in a manner which will not unreasonably disrupt the operation of its business.

         7.06 Notice of Material Developments.

         (a) Each Party shall give prompt written notice to the other Parties of (i) any variances in any of its representations or warranties contained in Article IV, Article V or Article VI above, as the case may be, (ii) any breach of any covenant or agreement hereunder by such Party and (iii) any other material development affecting the ability of such Party to consummate the transactions contemplated by this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 7.06(a) shall not (x) be deemed to amend or supplement any of the Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty, covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

         (b) Each Party acknowledges that certain of the representations and warranties require such Party to list certain factual information on its Schedules attached hereto. Each Party shall be permitted to update such Party’s Schedules on or prior to the Closing Date but only with respect to events or circumstances arising between the date hereof and the Closing Date. No additional disclosure or update by such Party, however, shall be deemed to amend or supplement the Schedules attached hereto or to prevent or cure any misrepresentation, breach of warranty, breach of covenant, or right of any other Party to terminate this Agreement in accordance with the terms hereof.

         (c) Each Party shall, within a reasonable period of time following any disclosure, amendment or supplement pursuant to Sections 7.06(a) or (b) negotiate in good faith with respect to the consequences of any such disclosure, amendment or supplement.

         7.07 Exclusivity.

         (a) Each Party shall, and each Party shall cause each of their respective Subsidiaries, Affiliates, representatives, officers, employees, directors or agents not to, directly or indirectly, (a) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than any other Party in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of it or any of its Subsidiaries, (ii) merger or consolidation involving it or any of its Subsidiaries, (iii) purchase or sale of any assets (other than any purchase or sales of inventory or services in the ordinary course of business) or capital stock (or any rights to acquire, or securities convertible into or exchangeable for, any such capital stock) of it or any of its Subsidiaries, or (iv) similar transaction or business combination involving it or any of its Subsidiaries or its business or assets (each of the foregoing transactions described in clauses (i) through (iv), a “Third Party Transaction”) or (b) furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person (other than any other Party in connection with the transactions contemplated hereby) to do or seek to do any of the foregoing; provided, that nothing contained in this Section 7.07(a) shall prohibit (i) SANZ from disclosing to its shareholders any information required by Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended or (ii) SANZ from furnishing information to, or engaging in discussions or negotiations with, any Person that makes a Qualified Proposal or provides an unsolicited written expression of interest believed by the SANZ board of directors in good faith to be a bona fide indication of such Person’s desire to pursue the possibility of entering into a Third Party Transaction that, in the good faith judgment of the SANZ board of directors, could reasonably lead to the submission of a Qualified Proposal from such Person (which Qualified Proposal or expression of interest did not result from a breach of this Section 7.07(a)) so long as prior to furnishing such information, or engaging in such discussions or negotiations, SANZ received from such Person an executed confidentiality agreement (which agreement shall be provided to Holding for information purposes) in a form customary for such circumstances.

         (b) As used herein, “Qualified Proposal” shall mean any written offer or proposal for, or any indication of interest in, (i) any merger, consolidation, recapitalization or other similar transaction involving SANZ and its Subsidiaries, (ii) any acquisition or purchase of all or substantially all of the outstanding capital stock of SANZ and its Subsidiaries or (iii) any acquisition or purchase of all or substantially all of the assets of SANZ and its Subsidiaries; provided that (X) the aggregate net cash proceeds to be received by each shareholder of SANZ (including, without limitation, Holding assuming it has exercised the Option on a net exercise basis) upon consummation of such Qualified Proposal is in excess of 120% of the Fair Market Value as of the date hereof of all the outstanding capital stock of SANZ held by such shareholder or (Y) in the event the Qualified Proposal is not for all cash consideration, the sum of the cash consideration, if any, plus the Fair Market Value of the aggregate securities to be received by each shareholder of SANZ (including, without limitation, Holding assuming it has exercised the Option on a net exercise basis) upon consummation of such Qualified Proposal has a Fair Market Value, as of the termination of this Agreement pursuant to Article VIII, in excess of 120% of the Fair Market Value as of the date hereof of all of the outstanding capital stock of SANZ held by such shareholder and (Z) such Qualified proposal is reasonably capable of being consummated within a customary timeframe (taking into account all financial, regulatory, legal and other aspect of such proposal) and for which customary commitments have been obtained for any third party financing required to consummate such transaction. As used herein, “Fair Market Value” as of the date hereof of the outstanding capital stock of SANZ shall be calculated using a value of $0.61 per share of SANZ Common Stock (such amount being the per share exercise price of SANZ Common Stock under the Stock Option Agreement), and for all other purposes, “Fair Market Value” of a security means the average of the closing prices of such security on all securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such date, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization (including, without limitation, the OTC Bulletin Board or any similar successor organization), in each such case averaged over a period of 20 days consisting of the day on which “Fair Market Value” is being determined and the 19 consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted in the NASDAQ System or the over-the-counter market, the “Fair Market Value” of any security shall be the fair value thereof determined jointly by SANZ and Holding; provided that if SANZ and Holding are unable to reach agreement within a reasonable period of time, SANZ and Holding shall jointly select an appraiser to determine “Fair Market Value”; provided further that if SANZ and Holding are unable to jointly select an appraiser within a reasonable period of time, SANZ and Holding shall each select one appraiser who then shall jointly appoint a third appraiser who shall act as the appraiser for purposes of determining “Fair Market Value.” The determination of “Fair Market Value” by such appraiser shall be final and binding on SANZ and Holding; provided that such appraiser’s determination of “Fair Market Value” shall not be higher than the highest determination of “Fair Market Value” claimed by either party or lower than the lowest determination of “Fair Market Value” claimed by either party. SANZ and Holding shall split the fees and expenses of such appraiser in proportion to the amount by which their determination of “Fair Market Value” differed from that of such appraiser (e.g., if SANZ’s determination of “Fair Market Value” is $5, Holding’s determination of “Fair Market Value” is $20 and such appraiser’s determination of “Fair Market Value” is $10, SANZ shall pay 1/3 of the fees and expenses of such appraiser and Holding shall pay 2/3 of the fees and expenses of such appraiser).

         (c) Prior to engaging in any substantive discussion, to the extent permitted under this Section 7.07, with any Person in connection with an existing or possible Qualified Proposal, SANZ shall notify Holding and Sun orally and in writing of the existence of any Qualified Proposal and the terms and conditions thereof (including, without limitation, the cash consideration to be received by the shareholders of SANZ and/or the valuation ascribed to the capital stock of SANZ by such Person) or any inquiry indicating that any Person is considering making or wishes to make a Qualified Proposal, as promptly as practicable (but in no event later than 48 hours) after its receipt thereof. SANZ will, to the extent reasonably practicable, promptly inform Holding and Sun upon request of the status of any discussion or negotiation with any such Person, and any material change to the terms and conditions of such Qualified Proposal (including, without limitation, the cash consideration to be received by the shareholders of SANZ and/or the valuation ascribed to the capital stock of SANZ by such Person), and shall promptly give Holding and Sun a copy of any information or materials delivered to such Person that has not previously been provided by SANZ or its advisors to Holding or Sun or any of their advisors. Notwithstanding anything to the contrary contained in this Agreement, SANZ may upon written notice to Holding and Sun, at its sole election, postpone the Closing Date for up to thirty (30) days for the purpose of engaging in discussions or negotiations, to the extent permitted under this Section 7.07, with a Person regarding a Qualified Proposal. Upon expiration of such thirty (30) day period, unless this Agreement has been terminated pursuant to Article VIII, the Closing shall take place as contemplated by Section 2.01.

         7.08 Tax Matters. Without the prior written consent of the other Parties, neither SANZ, on the one hand, nor Holding, on the other hand, shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to it or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it or any of its Subsidiaries, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future Tax Liability or decreasing any present or future Tax benefit of it or any of its Subsidiaries.

         7.09 Delivery of Interim Financial Statements. SANZ, on the one hand, and Holding, on the other hand, shall deliver to the other Party copies of its interim monthly and year-to-date consolidated financial statements, including a schedule of customer sales on a customer-by-customer basis, as soon as reasonably practicable (and in any event within 15 days) following the end of each monthly accounting period during the period between the date of this Agreement and the Closing. These financial statements shall include income statements, balance sheets, profit and loss and other analyses and comparisons to its budget, as well as an explanation of the assumptions and the accounting policies and practices used in preparation thereof and such other matters as any other Party may reasonably request.

         7.10 Employees and Business Relations. SANZ, on the one hand, and Holding, on the other hand, shall (and each shall cause its Subsidiaries to) use its commercially reasonable efforts to keep available the services of its current employees and agents and to maintain its relations and goodwill with its suppliers, customers, distributors and any others with whom or with which it has business relations.

ARTICLE VIII

TERMINATION

         8.01 Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

         (a) by the mutual written consent of SANZ, on the one hand, and Holding, onthe other hand;

         (b) by SANZ, if (i) there has been a material misrepresentation or a material breach of warranty or a material breach of a covenant by Holding or Sun in the representations and warranties or covenants set forth in this Agreement or the Schedules and Exhibits attached hereto, which in the case of any breach of covenant which is curable has not been cured within ten (10) days after written notification thereof by Holding and Sun to SANZ or (ii) by SANZ if it shall have reasonably determined that one or more conditions set forth inSection 3.02 has not been and cannot be fulfilled or satisfied prior to the date specified in such condition (if such condition specifies a date by which such condition must be satisfied);

         (c) by Holding, if (i) there has been a material misrepresentation or a material breach of warranty or a material breach of a covenant by SANZ or Merger Sub in the representations and warranties or covenants set forth in this Agreement or the Schedules and Exhibits attached hereto, which in the case of any breach of covenant which is curable has not been cured within ten (10) days after written notification thereof by SANZ and Merger Sub or (ii) by Holding if it shall have reasonably determined that one or more conditions set forth in Section 3.01 has not been and cannot be fulfilled or satisfied prior to the date specified in such condition (if such condition specifies a date by which such condition must be satisfied); or

         (d) by SANZ or Holding on any day on or after the 120th day following the date hereof if the Closing shall not have been consummated by such date (or by such later date as shall be mutually agreed to by SANZ or Holding in writing), unless the Closing has not occurred due to a material failure of the Party electing to terminate to perform or observe its agreements as set forth in this Agreement required to be performed or observed by it on or before the Closing Date.

         (e) by SANZ following receipt by SANZ after the date hereof, under circumstances not involving any breach of Section 7.07, of an unsolicited bona fide written Qualified Proposal, provided that SANZ has complied in all material respects with Section 7.07 (including, without limitation, the notice provisions therein).

         8.02 Effect of Termination. In the event of termination of this Agreement by either SANZ or Holding as provided above, this Agreement shall forthwith terminate and have no further force and effect, except that (a) the covenants and agreements set forth in thisSection 8.02 and Sections 9.06 (Expenses), 9.07 (Specific Performance) and 9.09 (Confidentiality) and Article XI (Miscellaneous) shall survive such termination indefinitely, and (b) nothing in Section 8.01 or this Section 8.02 shall be deemed to release any Party from any Liability for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

ARTICLE IX

ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING

         9.01 Survival of Representations and Warranties. The representations and warranties in this Agreement and in any schedule, exhibit, certificate or other instrument delivered pursuant to this Agreement or in any writing delivered by any Party to another Party in connection with this Agreement shall survive the Closing as follows:

         (a) the representations and warranties in Sections 4.17 and 5.17 (Employee Benefit Plans), Sections 4.19 and 5.19 (Tax Matters) and Section 4.29 (Closing Date) with respect to Sections 4.17 and 4.19 and Section 5.29 (Closing Date) with respect to Sections 5.17 and 5.19 shall terminate ninety (90) days following the expiration of the applicable statutes of limitations in respect of such matters (after giving effect to any extensions or waivers thereof);

         (b) the Critical Representations shall survive indefinitely;

         (c) the representations and warranties in Sections 4.14 and 5.14 (Environmental and Safety Matters) and Section 4.29 (Closing Date) with respect to Section 4.14 and Section 5.29 (Closing Date) with respect to Section 5.14 shall terminate on the third anniversary of the Closing;

         (d) the representations and warranties in Sections 4.05 and 5.05 (Financial Statements), and Section 4.29 (Closing Date) with respect to Section 4.05 andSection 5.29 (Closing Date) with respect to Section 5.05 shall terminate on the second anniversary of the Closing; and

         (e) all other representations and warranties in this Agreement and the Schedules and Exhibits attached hereto or in any writing delivered by any Party to another Party in connection with this Agreement shall terminate at the Effective Time.

provided that any representation or warranty in respect of which indemnity may be sought under Section 9.02 below, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 9.01 if notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time (regardless of when the Losses in respect thereof may actually be incurred). The representations and warranties in this Agreement and the Schedules and Exhibits attached hereto or in any writing delivered by any Party to another Party in connection with this Agreement shall survive for the periods set forth in thisSection 9.01 and shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any Party, or the knowledge of any Party’s officers, directors, stockholders, employees or agents or the acceptance by any Party of any certificate or opinion hereunder. The Parties acknowledge that indemnification hereunder with respect to the breach of any covenant or agreement contained herein, including any breach of any covenant or agreement contained in this Article IX, shall not be subject to any time or other limitations (other than those imposed under any applicable statute of limitations).

         9.02 Indemnification.

         (a) Indemnification by Holding. Holding shall indemnify SANZ and its Subsidiaries (including the Surviving Corporation after the Closing), stockholders (other than Sun or any of its Affiliates), officers, directors, employees, agents, partners, representatives, successors and assigns (collectively, the “SANZ Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such SANZ Parties as and when incurred for any loss, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third-party claims (including interest, penalties, reasonable attorneys’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses”), which any such SANZ Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of: (i) any breach by Holding of any representation or warranty made by Holding or Sun in this Agreement or any of the Schedules or Exhibits attached hereto, or in any of the certificates or other instruments or documents furnished by Holding or Sun pursuant to this Agreement; (ii) any nonfulfillment or breach of any covenant or agreement of Holding under this Agreement or any of the Schedules and Exhibits attached hereto; and (iii) any action, demand, proceeding, investigation or claim by any Person against or affecting SANZ or any SANZ Party which, if successful, would give rise to or evidence the existence of or relate to a breach of any of the representations, warranties, covenants or agreements of Holding under this Agreement. Notwithstanding any other provision of this Agreement, if SANZ or any of its Subsidiaries (including the Surviving Corporation after the Closing) has a claim under this Section 9.02(a) to be indemnified for any Loss, such claim shall be deemed to be a claim exclusively for the benefit of SANZ stockholders (other than Sun or any of its Affiliates).

         (b) Indemnification by Sun. Sun shall indemnify the SANZ Parties and save and hold each of them harmless against and pay on behalf of or reimburse such SANZ Parties as and when incurred for any Losses which any such SANZ Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of: (i) any breach by Sun of any representation or warranty made by Sun in this Agreement or any of the Schedules or Exhibits attached hereto, or in any of the certificates or other instruments or documents furnished by Sun pursuant to this Agreement; (ii) any nonfulfillment or breach of any covenant or agreement of Sun under this Agreement or any of the Schedules and Exhibits attached hereto; and (iii) any action, demand, proceeding, investigation or claim by any Person against or affecting SANZ or any SANZ Party which, if successful, would give rise to or evidence the existence of or relate to a breach of any of the representations, warranties, covenants or agreements of Sun under this Agreement.

         (c) Indemnification by SANZ and Merger SubM. SANZ and Merger Sub shall indemnify Holding and the Holding Shareholders and their Subsidiaries (including the Surviving Corporation after the Closing), stockholders, officers, directors, employees, agents, partners, representatives, successors and assigns (collectively, the “Holding Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Holding Parties as and when incurred for any Losses which any such Holding Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of: (i) any breach by SANZ or Merger Sub of any representation or warranty made by SANZ or Merger Sub in this Agreement or any of the Schedules or Exhibits attached hereto, or in any of the certificates or other instruments or documents furnished by SANZ or Merger Sub pursuant to this Agreement; (ii) any nonfulfillment or breach of any covenant or agreement of SANZ or Merger Sub under this Agreement or any of the Schedules and Exhibits attached hereto; and (iii) any action, demand, proceeding, investigation or claim by any Person against or affecting Holding or Sun or any Holding Party which, if successful, would give rise to or evidence the existence of or relate to a breach of any of the representations, warranties, covenants or agreements of SANZ or Merger Sub under this Agreement.

         (d) Manner of Payment.

                  (i) Any indemnity payments made pursuant to this Section 9.02 shall be treated for tax purposes as an adjustment to the Merger Consideration to the extent such characterization is proper and permissible under relevant tax authorities.

                  (ii) In the event that after the Closing a SANZ Party is entitled to an indemnification payment pursuant to Section 9.02(b), such Person shall be paid by Sun, in its sole discretion, either in cash or through the issuance of a promissory note made by Sun in favor of the Indemnitee, which promissory note shall be in the original aggregate amount equal to the amount of Losses for which such Person is entitled to be indemnified and in the form attached hereto as Exhibit M. Until the later of the third anniversary of the Closing and the settlement of all claims for indemnification by a SANZ Party under Section 9.02(b), Sun shall not make any distribution of any capital stock of SANZ to its interest holders or members, as the case may be. In no event shall a SANZ Party be deemed to have incurred any Loss for which it shall be entitled to an indemnification payment pursuant to Section 9.02(b) merely as a result of Sun’s election to satisfy an indemnification obligation through the issuance of a promissory note in accordance with the terms of this Section 9.02(d)(ii) rather than through the delivery of cash.

                  (iii) In the event that after the Closing a SANZ Party is entitled to an indemnification payment by Holding pursuant to Section 9.02(a), such Person shall be paid by SANZ in cash or in the form of newly issued shares of SANZ Series A Preferred Stock, no par value (the “SANZ Series A Preferred Stock”), with an aggregate liquidation value equal to the amount of Losses for which such Person is entitled to be indemnified. In no event shall a SANZ Party be deemed to have incurred any Loss for which it shall be entitled to an indemnification payment pursuant to this Section 9.02 merely as a result of SANZ’s election to satisfy an indemnification obligation through the issuance of Series A Preferred Stock in accordance with the terms of this Section 9.02(d)(iii) rather than through the delivery of cash.

                  (iv) In the event that after the Closing a Holding Party is entitled to an indemnification payment pursuant to this Section 9.02(c), such Person shall be paid by SANZ in cash or in the form of newly issued shares of SANZ Series A Preferred Stock, with an aggregate liquidation value equal to the amount of Losses for which such Person is entitled to be indemnified; provided, however, that if a Holding Party is entitled to indemnification because a Holding Shareholder received fewer shares of SANZ Series B Preferred Stock or SANZ Common Stock than such Holding Shareholder was entitled under Section 1.02, SANZ at its election may satisfy such indemnification claim by issuing additional SANZ Common Stock or, if there is an insufficient amount of SANZ Common Stock authorized and unissued and unreserved, by issuing additional SANZ Series B Preferred Stock (or, if such indemnification claim relates to the SANZ Warrant, by substituting a revised Schedule A to the SANZ Warrant). In no event shall a Holding Party be deemed to have incurred any Loss for which it shall be entitled to an indemnification payment pursuant to this Section 9.02 merely as a result of SANZ’s election to satisfy an indemnification obligation through the issuance of Series A Preferred Stock in accordance with the terms of this Section 9.02(d)(iv) rather than through the delivery of cash.

                  (v) Notwithstanding Sections 9.02(d)(ii), 9.02(d)(iii) and 9.02(d)(iv), any costs and expenses of a defense assumed or participated in by anIndemnitor pursuant to Section 9.02(d) shall be paid in cash.

                  (vi) Notwithstanding anything to the contrary contained in this Section 9.02, (a) in no event shall an Indemnitor be liable for any Losses in excess of an aggregate of $2,000,000 and (b) in no event shall an Indemnitor be liable for any Losses unless such Indemnitor’s liability exceeds on a cumulative basis $200,000 (after which point such Indemnitor shall be liable for all Losses in excess of $200,000).

                  (vii) With respect to any indemnity payment made pursuant to Sections 9.02(c)(iii) or 9.02(c)(iv) in shares of SANZ Series A Preferred Stock, SANZ shall deliver the certificate or certificates representing such shares of SANZ Series A Preferred Stock free and clear of all Liens, charges, options, pledges, rights of other parties, voting trusts, proxies, stockholder or similar agreements, encumbrances or restrictions of any nature, other than as may exist under the Ancillary Agreements, and duly endorsed for transfer to the Indemnitee with all requisite transfer stamps (if any) affixed thereto and accompanied by duly executed stock powers.

         (e) Defense of Third-Party Claims. Any Person making a claim for indemnification under this Section 9.02 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a recognized and reputable counsel acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that prior to the Indemnitor assuming control of such defense it shall first (1) verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for all Liabilities and obligations relating to such claim for indemnification (without regard to any dollar limitations otherwise set forth herein) and that it shall provide full indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (2) enter into an agreement with the Indemnitee in form and substance satisfactory to the Indemnitee which agreement unconditionally guarantees the payment and performance of any Liability or obligation which may arise with respect to such action, lawsuit, proceeding, investigation or facts giving rise to such claim for indemnification hereunder; and provided further, that:

                  (i) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee);

                  (ii) the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnitee’s reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; (D) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee; (E) the claim involves environmental or safety matters concerning any real property of the Indemnitee in which case the Indemnitee shall have sole control and management authority over the resolution of such claim (including hiring legal counsel and environmental consultants, conducting environmental investigations and cleanups, negotiating with governmental agencies and third parties and defending or settling claims and actions); or (F) the claim involves Taxes; provided that the Indemnitee shall keep the Indemnitor apprised of any major developments relating to any environmental or safety claim; or (G) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; and

                  (iii) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all Liabilities and obligations with respect to such claim, with prejudice.

                  (iv) If notice is given to Sun of the commencement of any lawsuit, action, arbitration, administrative or other proceeding, criminal prosecution or governmental investigation or inquiry or examination or audit involving any SANZ Party or any contract to which any SANZ Party is a party or by which it or any of the assets of any SANZ Party may be bound and Sun does not, within sixty (60) days after notice is given by such SANZ Party, give notice to such SANZ Party of Sun’s election to assume the defense thereof, subject to Section 9.02(e)(iii) above, Sun shall be bound by any determination made in such action or any compromise or settlement thereof effected by such SANZ Party.

                  (v) If notice is given to SANZ of the commencement of any lawsuit, action, arbitration, administrative or other proceeding, criminal prosecution or governmental investigation or inquiry or examination or audit involving any Holding Party or any contract to which any Holding Party is a party or by which it or any of the assets of any Holding Party may be bound and SANZ does not, within sixty (60) days after notice is given by such SANZ Party, give notice to such SANZ Party of Sun’s election to assume the defense thereof, subject to Section 9.02(e)(iii) above, Sun shall be bound by any determination made in such action or any compromise or settlement thereof effected by such SANZ Party.

         (f) Payment. In the event that any Indemnitee determines that it is entitled to an indemnity payment pursuant to this Section 9.02, the Indemnitee shall deliver a written notice to the Indemnitor. If the Indemnitor disputes all or any portion of the claim, the Indemnitor must provide written notice of its objection (reasonably detailing the objection) to the Indemnitee within thirty (30) days after receipt of the notice by the Indemnitee from the Indemnitor. Failure by the Indemnitor to give any notice shall be deemed acknowledgment and agreement by the Indemnitor that it is liable for that portion of the claim as to which no objection is made.

         9.03 Mutual Assistance. Each Party agrees that it will cooperate with the other Parties in the expeditious filing of all notices, reports and other filings with any governmental authority required to be submitted by such other Parties in connection with the execution and delivery of this Agreement and/or the other agreements contemplated hereby and the consummation of the transactions contemplated hereby or thereby.

         9.04 Press Release and Announcements. Unless required by law (in which case each of Holding and SANZ agree to use reasonable efforts to consult with the other Party prior to any such disclosure as to the form and content of such disclosure), after the date hereof and through and including the Closing Date, no press releases, announcements to the employees, customers or suppliers of Holding or SANZ or any of their Subsidiaries or other releases of information related to this Agreement or the transactions contemplated hereby will be issued or released without the consent of each of Holding and SANZ. After the Closing, Holding and SANZ may issue any such releases of information without the consent of any other Party.

         9.05 Expenses. Except as otherwise provided herein, Holding and Sun, on the one hand, and SANZ and Merger Sub, on the other hand, shall pay all of their own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants) incurred in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby.

         9.06 Specific Performance. Each of the Parties acknowledge and agree that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each of the Parties agree that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto.

         9.07 Further Assurances. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party hereto reasonably may request. Holding acknowledges and agrees that, from and after the Closing, the Surviving Corporation will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to Holding and its Subsidiaries. Each Party shall not in any manner take any action which is designed, intended or might be reasonably anticipated to have the effect of discouraging customers, suppliers, lessors, licensors and other business associates from maintaining the same business relationships with any other Party and its Subsidiaries and Affiliates at any time after the date of this Agreement as were maintained with such other Party and its Subsidiaries and Affiliates prior to the date of this Agreement.

         9.08 Confidentiality. Each Party agrees not to disclose or use at any time before and after Closing (and each Party shall cause each of its Subsidiaries and Affiliates not to use or disclose at any time) any other Party’s Confidential Information. Each Party further agrees to take all appropriate steps (and to cause each of its Subsidiaries and Affiliates to take all appropriate steps) to safeguard such other Party’s Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. In the event any Party or any of its Subsidiaries or Affiliates is required by law to disclose any other Party’s Confidential Information, such Party shall promptly notify such other Party in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and such Party and its Subsidiaries and Affiliates shall cooperate with such other Party to preserve the confidentiality of such information consistent with applicable law.

         9.09 Post-Closing Covenants. After the Closing, (i) at the next annual meeting of the stockholders of SANZ, SANZ will use (and Sun will not take any action to prevent SANZ from using) commercially reasonable efforts to amend its Amended and Restated Articles of Incorporation with the Amended Charter; and (ii) SANZ will use (and Sun will not take any action to prevent SANZ from using) commercially reasonable efforts to conduct a reverse stock split to increase the price of the SANZ Common Stock to levels consistent with NASDAQ National Market listing requirements. Sun agrees that is will vote its shares of SANZ equity securities as recommended by the board of directors of SANZ with respect to the foregoing charter amendment and reverse stock split.

         9.10 Directors’ and Officers’ Insurance.

         (a) For a period of six years after the Closing Date, SANZ shall continue (and Sun shall not take any action to prevent SANZ from continuing) to indemnify and hold harmless each present and former director and officer of it and its Subsidiaries and other persons entitled to indemnification under the charter, bylaws or similar organizational documents of SANZ or its Subsidiaries as in effect on the date hereof (“Covered Persons”) against any and all losses, costs, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges (including court filing fees, court costs, arbitration fees or costs, witness fees and fees and disbursements of legal counsel, expert witnesses, accountants and other professionals) (“Losses”) arising out of or pertaining to matters existing or occurring prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent permitted under applicable law.

         (b) SANZ shall and shall cause its Subsidiaries (and Sun shall not take any action to prevent SANZ from continuing) to maintain for a period of at least six years the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by SANZ on the date hereof with respect to claims arising from facts or events that occurred on or prior to the Closing Date, including in respect of the transactions contemplated by this Agreement. The provisions of the immediately preceding sentence and subsection (a) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by SANZ (or by the Person into which SANZ or any of its Subsidiaries has merged, or by any Person that acquires at least a majority of SANZ’s or its Subsidiaries’ outstanding voting securities or to which SANZ or its Subsidiaries have sold all or substantially all of its assets prior to the relevant transaction) prior to the closing of any such transaction in which SANZ or its Subsidiaries merges or sells all or substantially all of its assets, or a Person acquires a majority of the outstanding voting securities of SANZ or its Subsidiaries, which policies provide the Covered Persons with coverage at least as favorable to the Covered Persons as SANZ’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance for an aggregate period of not less than six years with respect to claims arising from facts or events that occurred on or prior to the Closing Date, including in respect of the transactions contemplated by this Agreement.

         (c) This Section 9.10 is intended to survive the Closing, is intended to benefit SANZ and the Covered Persons, shall be binding on all successors and assigns of SANZ, and shall be enforceable by the Covered Persons. If SANZ or any of its Subsidiaries or any of their successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any person or (iii) dissolves or liquidates, then, and in each such case, to the extent that the provisions of the second sentence of subsection (b) above are not satisfied, it shall be a condition precedent to such transaction or event that proper provision shall be made so that the successors and assigns of SANZ, such Subsidiary or such successor or assign assume the obligations set forth in this Section 9.10 or the prepaid policies described in (b) above are obtained.

         9.11 Employee Benefit Plans. Following the Effective Time, SANZ shall, notwithstanding any provision of this Agreement to the contrary, for a period of at least six (6) months maintain and/or establish employee benefit plans that, in the aggregate, provide employees of SANZ and its Subsidiaries with benefits of substantially equal value to (i) those benefits they had immediately prior to the Effective Time or (ii) those benefit that employees of Holding had immediately prior to the Effective Time.

         9.12 Additional Covenants. The Parties agree to be bound by each of the agreements set forth on Schedule 9.12 attached hereto.

         9.13 Exclusive Remedy. The sole and exclusive remedy of any SANZ Party or any Holding Party for a breach of any representation or warranty contained in Article IV, Article V and Article VI, respectively, shall be limited to the right to seek indemnification to the extent expressly provided in Section 9.02, except in the case of fraud.

ARTICLE X

DEFINITIONS

         10.01 Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

         “Affiliates” of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such “control” will be presumed if any Person owns 15% or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person.

          “Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which any Person or any of its Subsidiaries is or has been a member, including any attachments thereto or any amendments thereof.

         “Ancillary Agreements” means the Management Services Agreement, the Registration Rights Agreement, the Shareholders Agreement, the Credit SupportDocument and the Stock Option Agreement.

          “Agreement” means this Agreement and Plan of Merger, including all Exhibits and Schedules hereto, as the same may be amended from time to time in accordance with its terms.

         “Applicable Rate” means the prime rate of interest reported from time to time in The Wall Street Journal.

          “Books and Records” means (a) all records and lists of the applicable Person and its Subsidiaries pertaining to their respective businesses (including, without limitation, merchandise and post-season analysis reports, marketing analysis reports and creative material) or customers, suppliers or personnel of the applicable Person or its Subsidiaries (including, without limitation, customer lists, mailing lists, e-mail address lists, recipient lists, sales records, correspondence with customers, customer files and account histories, supply lists and records of purchases from and correspondence with suppliers), (b) all product, business and marketing plans of the applicable Person and its Subsidiaries and (c) all books, ledgers, files, reports, plans, drawings and operating records of every kind maintained by the applicable Person and its Subsidiaries.

         “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. § 9601 et seq.).

         “Code” means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

         “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the applicable Person’s business or the products, financial condition, services or research or development of the applicable Person or its Subsidiaries or their respective suppliers, distributors, customers, independent contractors or other business relations. Confidential Information includes, but is not limited to, the following: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans, data and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the applicable Person’s or any of its Subsidiaries’ current or potential suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable and whether or not reduced to practice); and (v) other Intellectual Property.

         “Critical Representations” means the representations set forth in (i)Sections 4.01(a), 4.02, 4.03, 4.04 and the first sentence of 4.20, (ii) Sections 5.01(a), 5.02, 5.03, 5.04 and the first sentence in 5.20 and (iii) Sections 6.01, 6.02, 6.04 and 6.06.

         “Disclosure Schedule” means the Holding Disclosure Schedule or SANZDisclosure Schedule, as applicable.

         “Environmental and Safety Requirements” means all federal, state, local and foreign statutes, Regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning worker health and safety, pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances (including without limitation CERCLA and analogous state laws), each as amended or in effect prior to, on or after Closing.

         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations issued thereunder.

         “GAAP” means United States generally accepted accounting principles, as in effect from time to time.

         “Guaranty” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon the debt, obligation or other Liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guaranties of the payment of dividends or other distributions upon the shares of any other Person.

          “Hazardous Substances” means any pollutants, contaminants or chemicals, and any industrial, toxic or otherwise hazardous materials, substances or wastes with respect to which Liability or standards of conduct are imposed under any Environmental and Safety Requirements, including without limitation, noise, odors, radiation, petroleum and petroleum-related substances, products, by-products and wastes, asbestos, urea formaldehyde and lead-based paint.

         “Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, (iv) all obligations arising from cash/book overdrafts, (v) all obligations arising from deferred compensation arrangements, (vi) all obligations of such Person secured by a Lien, (vii) all Guaranties of such Person in connection with any of the foregoing, (viii) all capital lease obligations, (ix) all deferred rent, (x) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the ordinary course of business which are not past due), (xi) all other Liabilities classified as non-current Liabilities in accordance with GAAP as of the date of determination of such Indebtedness and (xii) all accrued interest, prepayment premiums or penalties related to any of the foregoing.

          “Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures, methods of doing business and inventions (whether or not patentable and whether or not reduced to practice), (ii) Internet domain names, trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and all translations, adaptations, derivations and combination of the foregoing and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software (including, without limitation, source code, executable code, data, databases and documentation); (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (vii) all other intellectual property rights and (viii) copies and tangible embodiments thereof (in whatever form or medium).

          “Investment” as applied to any Person means (i) any direct or indirect purchase or other acquisition by such Person of any notes, obligations, instruments, stock, securities or ownership interest (including limited liability company interests, partnership interests and joint venture interests) of any other Person and (ii) any capital contribution by such Person to any other Person.

          “Knowledge” means the knowledge of such Person’s and its Subsidiaries’ directors and executive officers, including facts of which such directors and officers should be aware after reasonable inquiry.

          “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Holding or its Subsidiaries or SANZ or its Subsidiaries, as applicable.

          “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Holding or its Subsidiaries or SANZ or its Subsidiaries, as applicable, holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Holding or its Subsidiaries or SANZ or its Subsidiaries, as applicable, thereunder.

          “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when or by whom asserted), including, without limitation, any liability for Taxes.

          “Lien” means any mortgage, pledge, hypothecation, lien (statutory or otherwise), preference, priority, security interest, Tax, security agreement, easement, covenant, restriction or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

          “Material Adverse Effect” means a material and adverse effect, change or development upon the business or the operations, assets, Liabilities, financial condition, value, business prospects, operating results, cash flow, net worth or employee, customer or supplier relations of the applicable Person and its Subsidiaries, as the case may be, in each case taken as a whole, other than any such effects, changes or developments set forth with particularity by the SANZ Disclosure Schedule or the Holding Disclosure Schedule, as the case may be, and provided that none of the following shall be deemed by itself or by themselves, either alone or in combination with one another, to constitute a Material Adverse Effect on SANZ or Holding (as applicable): (a) any change in the market price or trading volume of the SANZ Common Stock; (b) any change arising out of conditions affecting the industry in which SANZ or Holding operates as a whole or the U.S. economy as a whole; (c) any change in Laws or Orders or interpretations thereof by courts or Governmental Authorities generally applicable to companies in the industry in which SANZ or Holding operates; (d) the expenses reasonably incurred by SANZ or Holding in entering into this Agreement and consummating the transactions contemplated hereby; or (e) any action or omission by either SANZ or Holding or any of their respective Subsidiaries, as the case may be, taken with the written permission of the other Party in connection with the transactions contemplated hereby.

          “Permitted Liens” means (i) Liens for Taxes not yet due or the validity of which are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established on the applicable Person’s financial statements in accordance with GAAP and (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business for amounts which are not due and payable and which would not, individually or in the aggregate, have a Material Adverse Effect on the applicable Person as currently conducted thereon.

          “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

          “Regulation” means any law, statute, regulation, ruling, rule or order of, administered or enforced by or on behalf of, any court or governmental authority.

         “Schedules” means the schedules attached hereto.

          “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, either (A) a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (B) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

          “Tax” and, with correlative meaning, “Taxes” mean with respect to any Person (a) all federal, state, local, county, foreign and other taxes, assessments or other government charges, including, without limitation, any income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property (real and personal), intangible, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign) and (b) Liability for the payment of any amounts of the type described in clause (a) above relating to any other Person as a result of being party to any agreement to indemnify such other Person, being a successor or transferee of such other Person, or being a member of the same affiliated, consolidated, combined, unitary or other group with such other Person.

          “Tax Returns” means returns, declarations, reports, claims for refund, estimates, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

         “Taxing Authority” means any governmental authority.

          “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

         10.02 Certain Other Definitional Provisions.

         (a)Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of accounting term that is defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

          “Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, Schedule and Exhibit references contained in this Agreement are references to Sections, clauses, Schedules and Exhibits in or to this Agreement, unless otherwise specified.

ARTICLE XI

MISCELLANEOUS

         11.01 Amendment and Waiver. Prior to the Effective Time, this Agreement may be amended, and any provision of this Agreement may be waived; provided that any such amendment or waiver will be binding upon the Parties only if such amendment or waiver is set forth in a writing executed by SANZ and Holding. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. Following the Effective Time, (i) this Agreement, the SANZ Warrant and the Credit Support Document may not be amended if such amendment would have a material adverse effect on the shareholders of SANZ other than Sun and (ii) no provision of this Agreement may be waived by SANZ if such waiver would have a material adverse effect on the shareholders of SANZ other than Sun. Notwithstanding the immediately preceding sentence, Schedule 9.12 may only be amended in accordance with its terms.

         11.02 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by telecopy (with hard copy to follow); (ii) one day after sent by reputable overnight express courier (charges prepaid), or (iii) five days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing, notices, demands and communications to Parties shall be sent to the addresses indicated below:

Notices to SANZ and Merger Sub:

SAN Holdings, Inc.
900 W. Castleton Road, Suite 100
Castle Rock, CO 80104
Attn: John Jenkins and Hugh O’Reilly
Telecopy: (303) 814-0693

with a copy to (which shall not constitute notice to SANZ and Merger Sub):

Nutter, McClennen & Fish, LLP
World Trade Center West
155 Seaport Boulevard
Boston, MA 02210-2604
Attn: Karl P. Fryzel and Michael K. Krebs
Telecopy: (617) 310-9000

Notices to Holding and Sun:

Solunet Storage Holding Corp.
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486
Attn: Marc J. Leder, Rodger R. Krouse and C. Deryl Couch
Telecopy: (561) 394-0540

with a copy to (which shall not constitute notice to Holding and Sun):

Kirkland & Ellis
200 East Randolph
Chicago, IL 60601
Attn: Douglas C. Gessner
Telecopy: (312) 861-2200

         11.03 Successors and Assigns. This Agreement and all of the covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the Parties, shall bind and inure to the benefit of the respective heirs, successors and assigns of the Parties whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by any Party prior to or after the Closing, without the prior written consent of the other Parties.

         11.04 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         11.05 Interpretation; Construction. The headings and captions used in this Agreement, in any Schedule or Exhibit hereto, in the table of contents or in any index hereto are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement or any Schedule or Exhibit hereto, and all provisions of this Agreement and the Schedules and Exhibits hereto shall be enforced and construed as if no caption or heading had been used herein or therein. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. Each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form. The use of the word “including” herein shall mean “including without limitation” and, unless the context otherwise required, “neither,” “nor” “any” “either” and “or” shall not be exclusive. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty or covenant. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

         11.06 No Third-Party Beneficiaries. Other than Sections 9.10 and 9.11 (which are intended to be for the benefit of the Persons specified therein and may be enforceable by such Persons), nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including employees and creditors of the Parties.

         11.07 Complete Agreement. This Agreement and the agreements and documents referred to herein contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way.

         11.08 Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages), all of which taken together shall constitute one and the same instrument.

         11.09 Delivery by Facsimile. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute original forms thereof and deliver them to all other Parties. No Party shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation of a contract and each such party forever waives any such defense.

         11.10 Governing Law. This Agreement and all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal law of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

         11.11 Waiver of Trial by Jury. Each Party hereby irrevocably and unconditionally waive the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, any other transaction document, the transactions contemplated hereby or thereby.

         11.12 Submission to Jurisdiction. Each Party submits to the jurisdiction of any federal court sitting in the state in which SANZ’s corporate headquarters is then located or (ii) if a federal court may not exercise jurisdiction, any state court sitting in the state in which SANZ’s corporate headquarters is then located in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of such action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.02 above. Nothing in this Section 11.12, however, shall affect the right of any Party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

         11.13 Legal Fees. If any Party to this Agreement seeks to enforce the terms and provisions of this Agreement, then the prevailing Party in such action shall be entitled to recover from the non-prevailing Party, all costs incurred in connection with such action, including without limitation reasonable fees, expenses and costs incurred at the trial court, all appellate courts and during negotiations.

         11.14 Effectiveness. This Agreement shall be effective with respect to each Party hereto when such Party has executed and delivered to each other Party a counterpart signature page to this Agreement.

* * * * *

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

SAN HOLDINGS, INC.

By: /s/ John Jenkins

Its: CEO

SAN MERGER SUBSIDIARY, INC.

By: /s/ John Jenkins

Its: CEO

SUN SOLUNET, LLC

By: /s/ M. Steven Liff
        Name: M. Steven Liff
        Title: Vice President

SOLUNET STORAGE HOLDING CORP.

By: /s/ M. Steven Liff
        Name: M. Steven Liff
        Title: Vice President

EXHIBIT C

EXECUTION COPY

MANAGEMENT SERVICES AGREEMENT

     This MANAGEMENT SERVICES AGREEMENT (the “Agreement”), dated as of April 4, 2003 (the “Effective Date”), is entered into by and between SAN Holdings, Inc., a Colorado corporation with offices at 900 W. Castleton Road, Suite 1000, Castle Rock, CO 80104 (the “Company”), and Sun Capital Partners Management, LLC, a Delaware limited liability company with offices at 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486 (the “Manager”).

     WHEREAS, the Company desires to receive financial and management consulting services from the Manager and to obtain the benefit of the experience of the Manager in business and financial management;

     WHEREAS, the Manager desires to provide financial and management consulting services to the Company pursuant to the terms of this Agreement; and

     WHEREAS, the compensation arrangements set forth in this Agreement are designed to compensate the Manager for providing such financial and management consulting services to the Company;

     NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, the parties hereto agree as follows:

     1. Agreement; Term.

          (a) The Company hereby retains the Manager to perform, and the Manager agrees to render to the Company, on the terms herein set forth, management and consulting services regarding the business of the Company and such other services relating to the Company as may from time to time be reasonably requested by the Board of Directors or executive officers of the Company. Without limiting the generality of the foregoing, the parties currently contemplate that these services shall include advice regarding improvements to the Company’s financial reporting, accounting and management information systems and staffing.

          (b) It is expressly understood and agreed that the Manager shall devote only so much time, and shall consult with and advise the officers and managers of the Company only to such extent and at such times and places as may be mutually convenient to the Company and the Manager. The Manager shall be free to provide similar services to such other business enterprises or activities as the Manager may deem fit without any limitation or restriction whatsoever.

          (c) The term of this Agreement shall commence as of the Effective Date and shall terminate on the earlier to occur of the (i) date on which designees of the Manager and/or any of its affiliates no longer constitute the majority of the Company’s board of directors at any time following the next annual meeting of the shareholders of the Company after the date of this Agreement, the Manager and/or any of its affiliates no longer guaranty any indebtedness for borrowed money of the Company or its subsidiaries, and the Manager and/or any of its affiliates no longer owns or controls, in the aggregate, at least 30% of the outstanding capital stock of the Company and (ii) tenth anniversary of the Effective Date.

     2. Compensation and Expenses.

          (a) For the services to be rendered by the Manager hereunder, commencing as of the Effective Date and continuing until March 31, 2005 (the “Initial Two Year Term”), the Manager shall receive an annual fee equal to $300,000.00 (the “Initial Management Fee”). During the Initial Two Year Term, the Company shall pay the Initial Management Fee in quarterly installments in advance equal to $75,000.00. On the date hereof, the Company shall pay the Manager $71,703.30, representing the pro rata portion of the Initial Management Fee for the quarter ending June 30, 2003.

          (b) Upon conclusion of Initial Two Year Term and continuing until the tenth anniversary of the Effective Date (the “Remaining Eight Year Term”), the Manager shall receive an annual fee equal to the Market Based Management Fee. The “Market Based Management Fee” shall be an amount determined by the Board of Directors of the Company based upon the management fees that the Manager receives from portfolio companies other than the Company that are of a size similar to that of the Company. During the Remaining Eight Year Term, the Company shall pay the Market Based Management Fee in equal quarterly installments in advance (e.g., on March 31, 2005, the Company shall pay the Manager the first of such equal quarterly installments). The Board of Directors of the Company shall make its determination of the Market Based Management Fee no later than sixty (60) days prior to the date on which the first quarterly installment of the Market Based Management Fee is due and shall, within fourteen (14) days of the date of its determination, inform the Manager of such determination. The Manager shall furnish such documents and materials to the Board of Directors of the Company as reasonably requested by it in order to assist it making its determination of the Market Based Management Fee; provided that as a condition of furnishing such documents and materials to the Board of Directors of the Company, the Board of Directors of the Company shall enter into a confidentiality agreement with the Manager in form and substance reasonably satisfactory to the Manager.

          (c) The Company shall reimburse the Manager for the cost of all reasonable out-of-pocket fees and expenses incurred by the Manager and its affiliates in the performance of the services hereunder and all matters related thereto.

          (d) The Manager shall also be entitled to additional customary and reasonable fees for investment banking services provided to the Company or to any of its direct or indirect subsidiaries or shareholders, including, without limitation, refinancings, restructurings, equity or debt offerings, acquisitions, mergers, consolidations, business combinations, sales and divestitures. In the event that at any time during the term hereof, there shall occur a refinancing, restructuring, equity or debt offering, acquisition, merger, consolidation, business combination, sale or divestiture of all or substantially all of the assets, or the outstanding shares of the capital stock, of or involving the Company or any of the Company’s direct or indirect subsidiaries or shareholders, the Company shall pay the Manager a fee, in cash, equal to 1% of the aggregate consideration (including assumed debt and long-term liabilities) paid to or by the Company or to or by any of its direct or indirect subsidiaries or shareholders in consideration for the Manager’s performance of investment banking services in connection with such transaction. The Manager and the Company acknowledge and agree that the Manager shall be entitled to receive an investment banking fee equal to $150,000 in connection with the merger of the Company’s subsidiary, SAN Merger Subsidiary, Inc., with and into Solunet Storage Holding Corp.

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          (e) If for any reason the Company is unable to pay any or all of the amounts otherwise owed to the Manager pursuant to this Agreement, the Company shall make such payments as soon as the Company is able to do so.

     3. Relationship of the Parties. The Manager is providing services hereunder as an independent contractor, retaining control and responsibility for its operations and personnel. Nothing in this Agreement shall be deemed to constitute the parties hereto joint venturers, partners or participants in an unincorporated business or other separate entity, nor in any manner create any employer-employee relationship between the Company on the one hand, and the Manager or any of the Manager’s employees on the other hand.

     4. Board of Directors and Officers. Nothing in this Agreement shall be construed to relieve the directors or officers of the Company from the performance of their respective duties or limit the exercise of their powers in accordance with the Company’s Articles of Incorporation or Bylaws, any applicable provisions of the applicable corporate law, or otherwise. The activities of the Company shall at all times be subject to the control and direction of its Board of Directors and officers. The Company reserves the right to make all decisions with regard to any matter upon which the Manager has rendered its advice and consultation.

     5. Limitation of Liability. Neither the Manager nor any of its affiliates, members, partners, managers, officers, employees or agents shall be liable to the Company or any of its subsidiaries or affiliates or any of their respective officers, directors, employees or agents for any loss, liability, damage or expense arising out of or in connection with the performance of services contemplated by this Agreement, unless such loss, liability, damage or expense shall be proven to result directly from the willful misconduct of such person. In no event will the Manager or any of its affiliates, members, partners, managers, officers, employees or agents be liable to the Company for special, indirect, punitive or consequential damages, including, without limitation, loss of profits or lost business, even if the Manager has been advised of the possibility of such damages. Under no circumstances will the liability of the Manager and its affiliates, members, partners, managers, officers, employees or agents exceed, in the aggregate, the fees actually paid to the Manager hereunder.

     6. Indemnification. The Company shall reimburse, defend, indemnify and hold the Manager and its affiliates, members, partners, managers, officers, employees and agents, harmless from and against any damage, loss, liability, deficiency, diminution in value, action, suit, claim, proceeding, investigation, audit, demand, assessment, fine, judgment, cost and other expense (including, without limitation, reasonable legal fees and expenses) arising out of, related to or in connection with (a) any act or omission of, or on behalf of, the Company or the Manager, except to the extent proven to result directly from the willful misconduct of the person seeking indemnification, or (b) any act or omission made at the direction of the Company.

     7. Notices. Any notice, request, demand or other communication permitted or required to be given hereunder shall be in writing, shall be sent by one of the following means to the addressee at the address set forth in the preamble to this Agreement (or at such other address as shall be designated hereunder by notice to the other party hereto, effective upon actual receipt) and shall be deemed conclusively to have been given: (a) on the first business day following the day timely deposited with a nationally recognized overnight delivery service with an order for next-day delivery, with the cost of delivery prepaid for the account of the sender; (b) on the fifth business day following the day duly sent be certified or registered United States mail, postage prepaid and return receipt requested; or (c) if delivered by other means, when actually received by the addressee on a business day (or on the next business day if received after the close of normal business hours or on any non-business day).

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     8. Assignment; Successors and Assigns. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company without the prior written consent of the Manager. This Agreement and the rights, duties and obligations of the Manager hereunder may not be assigned or delegated by the Manager, other than to an affiliate of the Manager, without the prior written consent of the Company. All covenants, promises and agreements by or on behalf of the parties contained in this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

     9. Amendments. No amendment, supplement or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Manager and the Company (in the case of an amendment or supplement) or by the waiving party (in the case of a waiver).

     10. Applicable Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law or choice of law that would compel the application of the substantive laws of any other jurisdiction.

     11. Section Headings. The headings of each section are contained herein for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     12. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with regard to the subject matter hereof and supersedes and replaces all prior agreements, understandings and representations, oral or written, with regard to such matters.

     13. Severability. If any provision of this Agreement or application thereof under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction. If any provision is held void, invalid or unenforceable with respect to particular circumstances, it shall nevertheless remain in full force and effect in all other circumstances.

     14. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, and both of which together shall constitute one and the same document.

[SIGNATURES ON NEXT PAGE]

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     IN WITNESS WHEREOF, the parties have executed this Management Services Agreement as of the date first above written.

SUN CAPITAL PARTNERS MANAGEMENT, LLC

By: /s/ M. Steven Liff Name: M. Steven Liff Title: Vice President

SAN HOLDINGS, INC.

By: /s/ Hugh A. O’Reilly Name: Hugh A. O’Reilly Title: Chief Financial Officer

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EXHIBIT D

EXECUTION COPY

THE SECURITY REPRESENTED BY THIS CERTIFICATE WAS ORIGINALLY ISSUED ON APRIL 4, 2003, AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

SAN HOLDINGS, INC.
STOCK PURCHASE WARRANT

Date of Issuance: April 4, 2003                                                                                                                                                                               Certificate No. W-03-1

         FOR VALUE RECEIVED, SAN Holdings, Inc., a Colorado corporation (the “Company”), hereby grants to Sun Solunet, LLC, a Delaware limited liability company, or its registered assigns (the “Registered Holder”) the right to purchase from the Company, subject to the terms and conditions hereof, shares of Common Stock as set forth below, at a price per share as set forth below. The amount and kind of securities obtainable pursuant to the rights granted hereunder are subject to adjustment pursuant to the provisions contained in this Warrant.

         This Warrant was issued pursuant to Section 1.02 of that certain Agreement and Plan of Merger, dated as of March 31, 2003 (the “Merger Agreement”), among the Company, Sun Solunet, LLC (“Sun”) and other parties. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement.

         For tax purposes, the value of this Warrant as of the date hereof is $100,000.

         This Warrant is subject to the following provisions:

         Section 1. Definitions.

         The following terms have meanings set forth below:

         “Common Stock” means the Company’s Common Stock, no par value, and any capital stock of any class of the Company hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company; provided that with respect to the shares of Common Stock issuable upon the exercise of this Warrant, “Common Stock” means the Company’s Common Stock, no par value.

         “Market Price” means as to any security the average of the closing prices of such security’s sales on all domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which “Market Price” is being determined and the 20 consecutive business days prior to such day; provided that if such security is listed on any domestic securities exchange the term “business days” as used in this sentence means business days on which such exchange is open for trading; provided, however, that if the Market Price of the Common Stock is required to be determined in the context of a sale of the Company (whether by merger, consolidation, stock sale, sale of substantially all of its assets, or similar transaction), then Market Price shall be the value applied to the Common Stock in such transaction (or, if no value is expressly applied to the Common Stock in such transaction, then the value imputed to the Common Stock in such transaction as reasonably determined by the Board of Directors of the Company). If at any time such security is not listed on any domestic securities exchange or quoted in the NASDAQ System or the domestic over-the-counter market, the “Market Price” shall be the fair value thereof determined jointly by the Company and the Registered Holders of the Warrant representing a majority of the Common Stock purchasable upon exercise of all of the Warrant then outstanding; provided that if such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined by an appraiser jointly selected by the Company and the Registered Holders of the Warrant representing a majority of the Common Stock purchasable upon exercise of all of the Warrant then outstanding; provided further that if such parties are unable to jointly select an appraiser within a reasonable period of time, the Company and the Registered Holders of the Warrant representing a majority of the Common Stock purchasable upon exercise of all of the Warrant then outstanding shall each select one appraiser who then will jointly appoint a third appraiser who will act as the appraiser for purposes of determining fair value. The determination of such appraiser shall be final and binding on the Company and the Registered Holders of the Warrant, and the fees and expenses of such appraiser shall be paid by the Company.

         “Pre-Merger Option” means all warrants, options, conversion rights or agreements of any kind to which the Company or any Subsidiary is a party relating to the purchase or acquisition of any shares of Company capital stock and all other securities or obligations of any kind to which the Company or any Subsidiary is a party convertible into or exchangeable or exercisable for any shares of Company capital stock, provided that such instruments, agreements or obligations were issued and outstanding or otherwise binding upon the Company immediately prior to the Effective Time. Notwithstanding the foregoing, the term Pre-Merger Option shall (i) include all warrants issued to Bathgate Capital Partners LLC or any of its Affiliates in connection with consummating the Merger Agreement and the transactions contemplated thereby, including, without limitation, all warrants issued to Bathgate Capital Partners LLC pursuant to that certain letter agreement between Bathgate Capital Partners LLC and the Company dated September 15, 2002, as amended; and (ii) not include the Stock Option Agreement, dated as of March 31, 2003 by and between the Company and Solunet Storage Holding Corp. that was entered into contemporaneously with the Merger Agreement. The Company represents that Schedule A attached hereto accurately sets forth, in the aggregate, the number of Pre-Merger Options together with the corresponding exercise price and expiration date of each such Pre-Merger Option (subject in certain cases to earlier expiration upon the occurrence of events applicable to the given Pre-Merger Option).

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         “Pre-Merger Option Share” means a share of Company capital stock purchased or purchasable upon exercise of a Pre-Merger Option.

         Section 2. Number of Warrant Shares; Exercise of Warrant.

         2A.Number of Warrant Shares. The aggregate number of shares of Common Stock that the Registered Holder shall be entitled to purchase upon exercise of this Warrant ("Warrant Shares") shall be the number equal to:

         (i) The number set forth on Schedule A attached hereto as of the Effective Time as the Total under the heading "Corresponding Holder Warrant - No. of Shares"; minus

         (ii) The number set forth on Schedule A under the heading “Corresponding Holder Warrant – No. of Shares” with respect to any Pre-Merger Option that expires or is terminated hereafter without exercise, whether such expiration or termination occurs as a consequence of passage of time, a termination of the employment of the applicable holder, pursuant to agreement with the applicable holder, or otherwise; minus

         (iii) Four Million Four Hundred Thirty-Eight Thousand Four Hundred Twenty-Six (4,438,426) shares of Common Stock (i.e., 1.5 multiplied by the Threshold Amount); provided that the number of Warrant Shares shall not be less than zero.

         2B.Exercise.

         (i) Notwithstanding any other provision herein, this Warrant may not be exercised until Pre-Merger Options have been exercised resulting, in the aggregate, in the issuance of shares of Common Stock thereunder equal to or exceeding Two Million Nine Hundred Fifty-Eight Thousand Nine Hundred Fifty-One (2,958,951) shares (the “Threshold Amount”). Upon any exercise of a Pre-Merger Option prior to the Threshold Amount having been achieved (or the applicable portion of the Pre-Merger Option whose exercise causes the Threshold Amount to be achieved) (a “Pre-Threshold Option”), such Pre-Threshold Option and the corresponding number of warrant shares under the heading “Corresponding Holder Warrant – No. of Shares” with respect to the Pre-Threshold Option shall be stricken from Schedule A, and the Registered Holder shall not thereafter be entitled to exercise the Warrant with respect to such corresponding shares. .

         (ii) After such time, if at all, as (a) Pre-Threshold Options have been exercised sufficient to cause the Threshold Amount to be achieved, and (b) any additional Pre-Merger Options (each a “Post-Threshold Option”) have been exercised (whether through the actual issuance of shares of Common Stock, cashless exercise or otherwise), the Registered Holder shall have the right to purchase 1.5 times the number of shares of Common Stock exercised by the holder of such Post-Threshold Option (i.e., the number of shares set forth on Schedule A under the heading “Corresponding Holder Warrant – No. of Shares” with respect to such Post-Threshold Option if the Post-Threshold Option is exercised in full or a pro rata portion if it is exercised in part). The exercise price shall be the same as the exercise price associated with such Post-Threshold Option (the “Exercise Price”). For example, if (x) the Threshold Options have been exercised, and (y) the holder of a Post-Threshold Option to purchase 100 shares with an exercise price of $0.50 per share exercised such Post-Threshold Option (whether through the actual issuance of shares of Common Stock, cashless exercise or otherwise), then this Warrant would be exercisable for a total of 150 shares with an Exercise Price of $0.50 per share.

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         (iii) Notwithstanding any other provision herein other than Section 2B(i), if in connection with the exercise of a Pre-Merger Option, such exercise is accomplished using a cashless exercise methodology, the Registered Holder shall have the right to purchase 1.5 times the number of shares that would have been acquired by the holder of the Pre-Merger Option had such holder fully exercised the Pre-Merger Option and actually acquired the Pre-Merger Option Shares associated with such Pre-Merger Option.

         (iv) The Company shall update Schedule A no less frequently than on a quarterly basis and, in any event, upon the request of any Registered Holder as to maintain a schedule of all Pre-Merger Options exercised after the Effective Time and prior to the expiration of this Warrant, which schedule shall (a) identify each Pre-Merger Option, including the applicable exercise price and expiration date (without regard to vesting or other provisions that may cause earlier expiration) of each such Pre-Merger Option, (b) include a calculation of the respective cumulative totals of Pre-Merger Option Shares actually issued and deemed to be issued for purposes of this Section 2B, (c) include a calculation of the number of Warrant Shares issuable hereunder with respect to each such Pre-Merger Option remaining outstanding from time to time, (d) strike those Pre-Merger Options that either have been exercised and as a consequence thereof constitute Pre-Threshold Options, or have expired or been terminated without exercise, and (e) reflect, in the aggregate, the number of shares of Common Stock, if any, then purchasable as Warrant Shares under this Warrant. The Company shall provide a copy of such Schedule A, as updated from time to time, to any Registered Holder promptly upon request.

         2C. Exercise Period. Subject to Section 2B, the Registered Holder may exercise, in whole or in part (but not as to a fractional share of Common Stock), the purchase rights represented by this Warrant at any time and from time to time after the Date of Issuance to and including ________ __, 2013 (the “Exercise Period”). Notwithstanding the foregoing, if at any time as a consequence of any combination of prior exercises and expirations of Pre-Merger Options, the number of Warrant Shares as calculated under Section 2A shall equal zero, then this Warrant shall automatically expire.

         2D.Exercise Procedure.

         (i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the “Exercise Time”):

(a) a completed Exercise Agreement, as described in Section 2D below, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the “Purchaser”);

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(b) this Warrant;

     (c) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments in the form set forth in Exhibit II hereto evidencing the assignment of this Warrant to the Purchaser, in which case the Registered Holder shall have complied with the provisions set forth in Section 8 hereof; and

     (d) a check or wire transfer payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Common Stock being purchased upon such exercise (the “Aggregate Exercise Price”).

         (ii) Certificates for shares of Common Stock purchased upon exercise of this Warrant shall be delivered by the Company (or its transfer agent) to the Purchaser as promptly as practicable after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall, within five days after the date of the Exercise Time, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement described in Section 2F below.

         (iii) The Common Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the Exercise Time, and the Purchaser shall be deemed for all purposes to have become the record holder of such Common Stock at the Exercise Time.

         (iv) The issuance of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Common Stock. Each share of Common Stock issuable upon exercise of this Warrant shall, upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

         (v) The Company shall not close its books against the transfer of this Warrant or of any share of Common Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant.

         (vi) The Company shall assist and cooperate with any Registered Holder or Purchaser required to make any governmental filings or obtain any governmental approvals prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

         (vii) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the holder hereof, be conditioned upon the consummation of the public offering or sale of the Company in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

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         (viii) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of issuance upon the exercise of the Warrant, such number of shares of Common Stock issuable upon the exercise of the Warrant. All shares of Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company shall from time to time take all such action as may be necessary to assure that the par value of the unissued Common Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Exercise Price. The Company shall not take any action which would cause the number of authorized but unissued shares of Common Stock to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of the Warrants.

         2E. Exercise in Event of Sale of Company. In the event that the exercise of all or a portion of this Warrant is being made conditional upon the consummation of a sale of the Company (whether by merger, consolidation, stock sale, sale of all or substantially all of its assets, or similar transaction), then notwithstanding Section 2D(i)(d) above, in lieu of tendering cash in payment of the Aggregate Exercise Price, the Purchaser may deliver to the Company a written notice to the effect that the Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold from issuance a number of shares of Common Stock issuable upon such exercise of the Warrant which, when multiplied by the Market Price of the Common Stock, is equal to the Aggregate Exercise Price (and such withheld shares shall no longer be issuable under this Warrant).

         2F. Exercise Agreement. Upon any exercise of this Warrant, the Exercise Agreement shall be substantially in the form set forth in Exhibit I hereto, except that if the shares of Common Stock are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the certificates for the shares of Common Stock are to be issued, and if the number of shares of Common Stock to be issued does not include all the shares of Common Stock purchasable hereunder, it shall also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof.

         2G. Fractional Shares. If a fractional share of Common Stock would be issuable upon exercise of the rights represented by this Warrant, the Company shall, within five business days after the date of the Exercise Time, deliver to the Purchaser a check payable to the Purchaser in lieu of such fractional share in an amount equal to the difference between the Market Price of such fractional share as of the date of the Exercise Time and the Exercise Price of such fractional share.

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         Section 3.Dilution Protection.

         3A. Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, options or in convertible securities or (ii) to subscribe for or purchase Common Stock, options or convertible securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         3B. Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets or other transaction, in each case which is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as “Organic Change”. Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Registered Holders of the Warrant representing a majority of the Common Stock obtainable upon exercise of all of the Warrant then outstanding) to insure that each of the Registered Holders of the Warrant shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the exercise of such holder’s Warrant, such shares of stock, securities or assets as would have been issued or payable in such Organic Change (as if both (x) the holders of all Pre-Merger Options exercised all such Pre-Merger Options as were then exercisable immediately prior to such Organic Change and (y) the holder had exercised this Warrant immediately prior to such Organic Change) with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon exercise of such holder’s Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Registered Holders of the Warrant representing a majority of the Common Stock obtainable upon exercise of all Warrants then outstanding) with respect to such holders’ rights and interests to insure that the provisions of this Section 3 and Sections 4 and 5 hereof shall thereafter be applicable to the Warrant (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate adjustment in the number of shares of Common Stock acquirable and receivable upon exercise of the Warrant based on the relative value of the Common Stock and the common stock of the successor entity or purchasing entity). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance reasonably satisfactory to the Registered Holders of the Warrant representing a majority of the Common Stock obtainable upon exercise of all of the Warrant then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

         3C. Certain Events. If any event occurs of the type contemplated by the provisions of this Section 3 but not expressly provided for by such provisions or definition, including without limitation a forward or reverse stock split, then the Company’s board of directors shall make an appropriate adjustment in the number of shares of Common Stock obtainable upon exercise of this Warrant and the other terms of this Warrant in such manner as shall fully preserve the economic benefits provided hereunder and to protect the rights of the holders of the Warrant; provided that no such adjustment shall decrease the number of shares of Common Stock obtainable as otherwise determined pursuant to this Warrant, except to the extent of a reverse split or similar recapitalization.

         3D.Notices.

         (i) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

         (ii) The Company shall give written notice to the Registered Holders at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

         (iii) Promptly following any Organic Change, the Company shall deliver to each Registered Holder an updated Schedule A, indicating the applicable numbers of Warrant Shares and corresponding exercise prices following such Organic Change.

         Section 4. Liquidating Dividends. If the Company declares or pays a dividend upon the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a “Liquidating Dividend”), then the Company shall pay to the Registered Holder of this Warrant (or any Person designated by the Registered Holder) at the time of payment thereof the Liquidating Dividend which would have been paid to such Registered Holder on the Common Stock had this Warrant been fully exercised immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

         Section 5. Purchase Rights. If at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Registered holder of this Warrant (or any Person designated by the Registered Holder) shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

         Section 6. No Voting Rights; Limitations of Liability. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision hereof, in the absence of affirmative action by the Registered Holder to purchase Common Stock, and no enumeration herein of the rights or privileges of the Registered Holder shall give rise to any liability of such holder for the Exercise Price of Common Stock acquirable by exercise hereof or as a stockholder of the Company.

         Section 7. Warrant Transferable. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Registered Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit II hereto) at the principal office of the Company.

         Section 8. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrant of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrant shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender (including without limitation designation of which Warrant Shares then identified on Schedule A shall be included in each such new Warrant). The date the Company initially issues this Warrant shall be deemed to be the “Date of Issuance” hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrants shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the “Warrant”.

         Section 9. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

         Section 10. Notices. Except as otherwise expressly provided herein, all notices referred to in this Warrant shall be in writing and shall be delivered personally, sent by reputable overnight courier service (charges prepaid) or sent by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so delivered, sent or deposited in the U.S. Mail (i) to the Company, at its principal executive offices and (ii) to the Registered Holder of this Warrant, at such holder’s address as it appears in the records of the Company (unless otherwise indicated by any such holder).

         Section 11. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holders of Warrant representing a majority of the shares of Common Stock obtainable upon exercise of the Warrant; provided that no such action may change the Exercise Price of the Warrant or the number of shares or class of stock obtainable upon exercise of each Warrant without the written consent of the Registered Holders of the Warrant representing at least a majority of the shares of Common Stock obtainable upon exercise of the Warrant.

         Section 12. Descriptive Headings; Governing Law. The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporation laws of the State of Colorado shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal law of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

* * * *

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the Date of Issuance hereof.

SAN HOLDINGS, INC. By /s/ John Jenkins Its Chief Executive Officer

[Corporate Seal]

Attest:

/s/ Hugh A. O’Reilly
           Secretary

EXHIBIT I

EXERCISE AGREEMENT

TO:                                                                                                                                                                              DATED:

         The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ________ shares of the Common Stock covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.

SIGNATURE ______________________

ADDRESS ________________________

EXHIBIT II

ASSIGNMENT

         FOR VALUE RECEIVED, _____________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (Certificate No. W-_____) with respect to the number of those specified shares of the Common Stock covered thereby set forth below (with the specific Pre-Merger Options corresponding to such Warrant Shares being identified on the Schedule attached hereto), unto:

Names of Assignee                                                  Address                                                                                      No. of Shares

Dated:	Signature ____________________________________ ____________________________________ Witness ____________________________________

EXHIBIT E

EXECUTION COPY

AGREEMENT

         THIS AGREEMENT (this “Agreement”) is made as of April 4, 2003 by and between Sun Solunet, LLC, a Delaware limited liability company (“Sun”) and Michael J. Phelan and Sarah H. Phelan (collectively, “Phelan”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Warrant (as defined below).

         WHEREAS, Sun is the holder of a Stock Purchase Warrant, Certificate No. W-03-1, issued by SAN Holdings, Inc. on April 4, 2003 (the "Warrant"); and

         WHEREAS, pursuant to Section 7 of the Warrant, Sun intends to assign, and Phelan intends to accept such assignment, of all of Sun’s rights and obligations under the Transferred Rights (as defined below).

         NOW THEREFORE, effective as of the date hereof, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sun and Phelan hereby each agree as follows:

         1. Sun hereby irrevocably conveys, assigns, transfers and delivers to Phelan, the right to purchase on the same terms as Sun 2.5% of any of the shares of Common Stock that Sun may be entitled to purchase under the terms of the Warrant (the “Transferred Rights”).

         2. Sun hereby covenants that it will, from time to time, without further consideration, at Phelan’s request, do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all further acts, conveyances, transfers, assignments and assurances as reasonably may be required to convey effectively or transfer to Phelan the Transferred Rights.

         3. Phelan hereby expressly assumes all the obligations and liabilities included in the Transferred Rights, and undertakes and agrees to pay, perform and otherwise discharge in accordance with the terms thereof each obligation and liability included in the Transferred Rights.

         4. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages), all of which taken together shall constitute one and the same instrument.

* * * * *

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SUN SOLUNET, LLC By: /s/ M. Steven Liff Name: M. Steven Liff Its: Vice President

/s/ Michael J. Phelan and Sarah H. Phelan Michael J. Phelan and Sarah H. Phelan

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EXHIBIT F

EXECUTION COPY

SHAREHOLDERS AGREEMENT

               THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is made as of April 4, 2003, by and among (i) Sun Solunet, LLC, a Delaware limited liability company (“Sun”), (ii) Hollger LLC, a Delaware limited liability company (“Hollger”), solely for purposes of Section 5(c) hereof, (iii) SAN Holdings, Inc., a Colorado corporation (the “Company”), and each other Person whose name appears on the signature page hereto or who otherwise hereafter becomes a party to this Agreement (collectively, the “Minority Shareholders”). Certain other capitalized terms used herein are defined in Section 1.

               NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

               1.Certain Definitions. The terms defined in this Section 1, whenever used in this Agreement, shall, unless the context clearly otherwise requires, have the following respective meanings:

               “Affiliate” of a Person shall mean any other Person directly or indirectly controlling, controlled by or under common control with such Person.

               “Applicable Percentage” shall have the meaning set forth herein in Section 3.1(c).

               “Common Stock” shall mean the Common Stock, no par value, of the Company.

               “Company” shall have the meaning set forth in the first paragraph of this Agreement.

               “Exempt Transfer”, as applied to any Shareholder, shall mean (a) any sale or Transfer permitted by the Registration Agreement, (b) any Permitted Affiliate Sale, (c) in the case of an individual, any Transfer to a member of the Family of such Shareholder, or a trust or other entity for the sole benefit of a member of the Family of such Shareholder, if such individual or trust or other entity agrees to be bound by the terms of this Agreement and executes a joinder hereto, or (d) any Transfer to another Shareholder.

               “Family”, as applied to any individual, shall mean (a) the children of such individual (by birth or adoption), (b) the parents, spouse and siblings of such individual, (c) the children of the siblings of such individual, (d) any trust solely for the benefit of, or any partnership, limited liability company or other entity owned solely by, any one or more of such aforementioned individuals (so long as such individuals have the exclusive right to control such trust or other entity) and (e) the estate of such individual.

               “Hollger Director” shall have the meaning set forth herein in Section 5(c).

               “Minority Shares” shall mean shares of the Company’s Common Stock owned or controlled by the Minority Shareholders.

               “Minority Shareholders” shall have the meaning set forth in the first paragraph of this Agreement.

               “Notice of Transfer” shall have the meaning set forth herein in Section 3.1(b).

               “Outside Offer” shall have the meaning set forth herein in Section 2.2(a).

               “Permitted Affiliate Sale” shall mean any sale by a holder of Common Stock to any one or more of its Affiliates, if such Affiliate agrees to be bound by the terms of this Agreement to the same extent as the transferor and executes a joinder hereto.

               “Person” shall mean an individual, a corporation, a limited liability company, an association, a joint-stock company, a business trust or other similar organization, a partnership, a joint venture, a trust, an unincorporated organization or a government or any agency, instrumentality or political subdivision thereof.

               “Prospective Purchaser” shall have the meaning set forth herein in Section 2.2(a).

               “Registration Agreement” shall mean that certain Registration Rights Agreement, dated April 4, 2003, by and between the Company, Sun, and the other Persons listed on the signature page thereto.

               “Rights” shall have the meaning set forth in Section 4(a).

               “Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, modified or supplemented from time to time.

               “Selling Shareholder” shall have the meaning set forth in Section 2.2(a).

               “Shareholder” shall mean Sun, the Minority Shareholders and each other Person who shall acquire any shares of Common Stock from the Company, Sun or the Minority Shareholders and their respective heirs, executors, successors and assigns in accordance with the terms and conditions of this Agreement.

               “Transfer” shall mean any sale, pledge, gift, assignment or other transfer.

               2. Restriction on Transfer of Common Stock by Minority Shareholders.

               2.1 General. The Minority Shareholders shall not Transfer any shares of Common Stock (except in connection with an Exempt Transfer) and the Company shall not register the Transfer of, or otherwise permit the Transfer of, any shares of Common Stock by any Minority Shareholders (except in connection with an Exempt Transfer) unless (a) such Transfer has been consummated in accordance with the terms hereof and (b) the new holder thereof shall first have become a party to this Agreement and shall have agreed in writing to be bound by all of the terms and conditions hereof applicable to the Minority Shareholders. Any Transfer of Common Stock by any Minority Shareholder which is not consummated in accordance with this Agreement shall be void.

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               2.2 Limited Right to Dispose of Interest.

                       (a) Bona Fide Offer to Purchase Interest. If any Minority Shareholder (or any of his, her or its transferees) shall at any time desire to Transfer all or any part of his, her or its shares of Common Stock as permitted under the terms of this Agreement, such Person (the “Selling Shareholder”) shall first obtain a bona fide written offer which such Selling Shareholder desires to accept (the “Outside Offer”) to purchase all or any portion of such Selling Shareholder’s Common Stock for a fixed cash price payable in full at the closing of such transaction. The Outside Offer shall set forth its date, the proposed purchase price, the number of shares of Common Stock proposed to be purchased, and the other terms and conditions upon which the purchase is proposed to be made, as well as the name and address of the Prospective Purchaser. “Prospective Purchaser”, as used herein, shall mean the prospective record owner or owners of the shares of Common Stock which are the subject of the Outside Offer and all other Persons proposed to have a beneficial interest in such Common Stock. The Selling Shareholder shall transmit copies of the Outside Offer to the Company and Sun within five (5) days after the Selling Shareholder’s receipt of the Outside Offer.

                       (b) Option of Company and Sun.

                               (i) As a result of the foregoing transmittal of the Outside Offer, the Selling Shareholder shall be deemed to have offered in writing to sell to the Company all, but not less than all, of such Selling Shareholder’s shares of Common Stock which are proposed to be purchased in the Outside Offer at the price and upon the terms set forth in the Outside Offer. For a period of ten (10) days after such deemed offer by the Selling Shareholder to the Company, the Company shall have the option, exercisable by written notice to the Selling Shareholder, to accept the Selling Shareholder’s offer, in whole and not in part, as to the Selling Shareholder’s shares of Common Stock that are the subject of the Outside Offer.

                               (ii) If the Company does not exercise its option set forth in the preceding Section 2.2(b)(i), the Selling Shareholder shall be deemed to have offered in writing to sell to Sun all, but not less than all, of such Selling Shareholder’s shares of Common Stock which are proposed to be sold in the Outside Offer at the price and upon the terms set forth in the Outside Offer. For a period of ten (10) days after such deemed offer by the Selling Shareholder to Sun, Sun shall have the option, exercisable by written notice to the Selling Shareholder, to accept the Selling Shareholder’s offer, in whole and not in part, as to the Selling Shareholder’s shares of Common Stock that are the subject of the Outside Offer.

                       (c) Acceptance of the Bona Fide Offer. If, at the end of the option periods described in Section 2.2(b) hereof, the option has not been exercised either by the Company or Sun to purchase all of the Selling Shareholder’s shares of Common Stock proposed to be purchased in the Outside Offer, the Selling Shareholder shall be free for a period of forty-five (45) days thereafter to Transfer up to the number of shares of his, her or its Common Stock proposed to be purchased in the Outside Offer to the Prospective Purchaser at the price and upon the terms and conditions set forth in the Outside Offer, provided that the Prospective Purchaser is not a Person that, directly or indirectly (whether as sole proprietor, partner, manager, consultant, director, officer, employee or agent), owns, manages, operates, controls, finances, engages or participates in the ownership, management, operation or control of any Person that competes with the Company. If such Common Stock is not so transferred within the forty-five (45) day period, the Selling Shareholder shall not be permitted to sell such Common Stock without again complying with this Section 2.2.

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                       (d) Notwithstanding anything contained in this Agreement to the contrary, the restrictions on the Transfer of Common Stock set forth in this Section 2.2 shall not apply to Sun or any of its Affiliates and shall not apply with respect to an Exempt Transfer by a Minority Shareholder.

               3. Tag-Along Rights; Drag-Along Rights.

               3.1. Tag-Along Rights. Subject to Section 3.1(f):

                       (a) If Sun at any time proposes to Transfer any shares of Common Stock, then, as a condition precedent thereto, Sun shall afford the Minority Shareholders the right to participate in such Transfer in accordance with this Section 3.1.

                       (b) If Sun wishes to Transfer any shares of Common Stock, it shall give written notice to the Minority Shareholders (a “Notice of Transfer”) not less than ten (10) nor more than thirty (30) days prior to any proposed Transfer of any such shares. Each such Notice of Transfer shall:

                               (i) specify in reasonable detail (A) the number of shares of Common Stock which Sun proposes to Transfer, (B) the identity of the proposed transferee or transferees of such shares, (C) the time within which, the price per share at which, and all other terms and conditions upon which, Sun proposes to Transfer such shares of Common Stock, (D) the percentage of the Common Stock then owned by Sun which Sun proposes to Transfer to such proposed transferee or transferees and (E) a representation that such proposed transferees have been informed of the tag-along rights provided for in this Section  3.1 and have agreed to purchase shares of Common Stock in accordance with the terms hereof;

                               (ii) make explicit reference to this Section 3.1 and state that the right of the Minority Shareholders to participate in such Transfer under this Section 3.1 shall expire unless exercised within ten (10) days after receipt of such Notice of Transfer; and

                               (iii) contain an irrevocable offer by Sun to the Minority Shareholders to participate in the proposed Transfer to the extent provided in Section 3.1(c).

                       (c) Each Minority Shareholder shall have the right to participate in the proposed Transfer by transferring to the proposed transferee or transferees up to that number of shares of Common Stock owned by such Minority Shareholders which is equal to the Applicable Percentage (as hereinafter defined) (or, if such Minority Shareholders shall elect, any lesser percentage) of the shares of Common Stock proposed to be transferred by Sun, at the same price per share and on the same terms and conditions as are applicable to the proposed Transfer by Sun (and, if and to the extent such Minority Shareholders shall exercise such right, then the number of shares of Common Stock to be sold by Sun in such transaction shall be correspondingly reduced). As used herein, the term “Applicable Percentage” as applied to a Minority Shareholder on any date shall mean a fraction (expressed as a percentage), the numerator of which is the aggregate number of shares of Common Stock owned by such Minority Shareholder on such date and the denominator of which is the total number of shares of Common Stock owned by all Shareholders on such date (calculated on a fully diluted basis).

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                       (d) Each Minority Shareholder must notify Sun, within ten (10) days after receipt of the Notice of Transfer, if he, she or it desires to accept such offer and to Transfer any shares of Common Stock owned by such Person in accordance with this Section 3.1. The failure of a Minority Shareholder to provide such notice within such 10-day period shall, for the purposes of this Section 3.1, be deemed to constitute a waiver by such Person of his, her or its right to sell any of his, her or its shares of Common Stock in connection with the proposed Transfer described in such Notice of Transfer. Sun will use its commercially reasonable efforts to obtain the agreement of the prospective transferee or transferees to the participation of the Minority Shareholders in such proposed Transfer. The Minority Shareholders shall not be obligated to sell any shares of Common Stock pursuant to this Section 3.1. Any and all sales of Common Stock by any of the Minority Shareholders pursuant to this Section 3.1 shall be made concurrently with the sale of Common Stock by Sun.

                       (e) If the Transfer described in any Notice of Transfer is not consummated within ninety (90) days following the date upon which such Notice of Transfer is given or if there is any change in the terms pursuant to which such Transfer is to be consummated, then, prior to consummating such Transfer, Sun must again comply with the provisions of this Section 3.1.

                       (f) Notwithstanding anything to the contrary contained in this Section 3.1, the Minority Shareholders shall not have any rights pursuant to this Section 3.1 to participate (1) in any Exempt Transfer by Sun or (2) any one or more Transfers by Sun not to exceed in the aggregate ten percent of the number of shares of Common Stock owned by Sun as of the date hereof.

               3.2 Drag-Along Rights.

                       (a) If at any time following the date hereof, Sun shall enter into an agreement to sell at least 50% of the shares of Common Stock (and all securities convertible into and exercisable or exchangeable for shares of Common Stock) of the Company to any Person or group of Persons who are not affiliated with Sun, then Sun may require that the Minority Shareholders sell the same percentage of their Common Stock to such transferee or transferees as the percentage of Common Stock then owned by Sun which Sun proposes to Transfer to such proposed transferee or transferees at the same price per share and on the same terms and conditions as are applicable to the proposed sale by Sun.

                       (b) In order to exercise the rights under Section 3.2(a), Sun must give notice to the Minority Shareholders not less than ten (10) days prior to the proposed date upon which the contemplated sale is to be effected. In addition, Sun shall furnish to the Minority Shareholders all such agreements, documents and instruments to be executed in connection with such transaction and shall afford the Minority Shareholders a reasonable period of time (but in any event not less than 5 business days) within which to review such agreements, documents and instruments.

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               4. Preemptive Rights.

                       (a) Notice and Exercise. The Company shall, prior to any proposed issuance by the Company to Sun or its Affiliates of any shares of capital stock or securities representing the right to acquire shares of capital stock (“Rights”) (other than debt securities with no equity feature), offer to the Minority Shareholders by written notice the right, for a period of ten (10) days from the date on which such notice is postmarked, hand delivered or faxed, to purchase for cash at an amount equal to the price or other consideration for which such capital stock or Rights are to be issued, a number of such shares of capital stock or Rights so that, after giving effect to such issuance (and the conversion, exercise and exchange into or for (whether directly or indirectly) shares of capital stock of all Rights), each such Minority Shareholder will continue to maintain his, her or its same percentage equity ownership in the Company represented by the shares of Common Stock owned by each such Minority Shareholder as of the date of such notice.

                       (b) Exceptions. Notwithstanding any other provision of this Agreement to the contrary, the preemptive rights of the Minority Shareholders pursuant to this Section 4 shall not apply to securities issued (A) upon conversion or exchange of any of the shares of Common Stock, (B) as a stock dividend or upon any subdivision of shares of Common Stock, (C) pursuant to subscriptions, warrants, options, convertible securities, or other rights, issued, or to be issued, under any stock incentive plan approved by the Company’s Board of Directors and in place from time to time for the benefit of the Company’s directors, employees, consultants or independent contractors, (D) to any Person other than Sun or its Affiliates, or (E) pursuant to that certain Agreement and Plan of Merger dated March 31, 2003 by and among the Company, Sun and the other Persons listed on the signature pages thereto (the “Merger Agreement”), any of the transactions contemplated by the Merger Agreement, any of the agreements contemplated by the Merger Agreement (including, without limitation, the Credit Support Agreement (as defined in the Merger Agreement)), or any of the transactions contemplated by such agreements.

                       (c) Acceptance. The Company’s written notice to the Minority Shareholders shall describe the capital stock or Rights proposed to be issued by the Company to Sun or its Affiliates and specify the number of shares, price and payment terms. Each Minority Shareholder may accept the Company’s offer as to the full number of shares of capital stock or Rights offered to him, her or it or any lesser number, by written notice thereof given by him, her or it to the Company prior to the expiration of the aforesaid 10-day period, in which event the Company shall promptly sell and each Minority Shareholder shall buy, upon the terms specified, the number of shares of capital stock or Rights agreed to be purchased by such Person. The Company shall be free at any time prior to ninety (90) days after the date of its notice of offer to the Minority Shareholders, to offer and sell to Sun or its Affiliates or any third party or parties the remainder of such capital stock or Rights proposed to be issued by the Company (including but not limited to the securities not agreed by the Minority Shareholders to be purchased by them), at a price and on payment terms no less favorable to the Company than those specified in such notice of offer to the Minority Shareholders. However, if such third party sale or sales are not consummated within such ninety (90) day period, the Company shall not sell such capital stock or Rights as shall not have been purchased within such period without again complying with this Section 4.

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               5. Voting; Tax Election.

                       (a) Each Minority Shareholder agrees to vote the shares of Common Stock owned or controlled by it, him or her in the manner specified by Sun with respect to: (i) any sale of all or substantially all of the assets of the Company or any of its subsidiaries to a Person not an Affiliate of Sun; (ii) any acquisition, merger or consolidation involving the Company or any of its subsidiaries in which a Person (or group of Persons acting in concert) not an Affiliate (or Affiliates) of Sun shall own in excess of 50% of the surviving corporation of such acquisition, merger or consolidation; (iii) any transaction to which Section 3.1 or Section 3.2 applies; (iv) the election of the members of the Company’s board of directors; and (v) any other matter on which the shareholders of a Colorado corporation generally have a right to vote.

                       (b) Each Minority Shareholder hereby grants to Sun an irrevocable proxy to vote all shares of Common Stock now or hereafter owned or controlled by each of them in accordance with the agreements contained in this Section 5; provided, however, notwithstanding the foregoing, any proxy granted pursuant to this Section 5 shall automatically terminate on the date this Agreement terminates pursuant to Section 7 below.

                       (c) Sun hereby agrees to vote the shares of capital stock of the Company owned or controlled by it so that one (1) representative designated by Hollger shall be elected to the Company’s board of directors (the “Hollger Director”). The Hollger Director initially shall be Gary Holloway. In the event that the Hollger Director ceases to serve as a member of the Company’s board of directors during his or her term of office, the resulting vacancy on the Company’s board of directors shall be filled by a representative designated by Hollger, as provided hereunder, and acceptable to a majority of the members of the Company’s board of directors in their good faith discretion. If Hollger fails to designate a representative to serve on the Company’s board of directors pursuant to this Section 5(c), the election of an individual to such directorship shall be accomplished in accordance with the Company’s bylaws and applicable law. Notwithstanding anything to the contrary contained in this Agreement, (i) so long as this Section 5(c) is in full force and effect, neither Sun nor any Affiliate of Sun shall Transfer to any Affiliate of Sun any shares of capital stock of the Company owned or controlled by it unless, prior to such Transfer, such Affiliate agrees in writing to be bound by this Section 5(c), (ii) the only rights Hollger shall have under this Agreement are the rights specified in this Section 5(c) and (iii) this Section 5(c) shall terminate and be of no further force and effect on December 31, 2004.

               6. Legends. So long as any shares of Common Stock are subject to the provisions of this Agreement, all certificates or instruments representing such securities shall bear a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS OF THE SHAREHOLDERS AGREEMENT DATED AS OF APRIL 4, 2003 AMONG THE ISSUER HEREOF AND CERTAIN OTHER PERSONS, A TRUE AND CORRECT COPY OF WHICH IS ON FILE AT THE ISSUER’S CHIEF EXECUTIVE OFFICE. UPON WRITTEN REQUEST TO THE ISSUER, A COPY THEREOF WILL BE MAILED OR OTHERWISE PROVIDED WITHOUT CHARGE WITHIN TEN (10) DAYS OF RECEIPT OF SUCH REQUEST TO APPROPRIATELY INTERESTED PERSONS.

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               7. Termination of this Agreement. This Agreement shall terminate on the last to occur of (a) the date on which Sun and its Affiliates no longer own or control at least 25% of the Common Stock on a fully diluted basis and (b) the date on which Sun and its Affiliates no longer control the Company’s Board of Directors.

               8. Notices. All communications provided for herein shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such communication by a recognized overnight delivery service (charges prepaid), (b) by a recognized overnight delivery service (charges prepaid), or (c) by messenger. The respective addresses of the parties hereto for the purposes of this Agreement are set forth on Exhibit A attached hereto. Any party may change its address (or facsimile number) by notice to each of the other parties in accordance with this Section 8. The date of giving or making of any such communication shall be, in the case of clauses (a) and (c), the date of the receipt; and, in the case of clause (b), the business day next following the date such communication is sent.

               9. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, successors and assigns, who, upon acceptance thereof, shall, without further action, be (i) entitled to enforce the applicable provisions and enjoy the applicable benefits hereof and (ii) bound by the terms and conditions hereof.

               10. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment, or waiver of any provision of this Agreement will be effective unless such modification, amendment, or waiver is approved in writing by the Company, the holders of at least a majority of the Minority Shares and Sun and, only in the case of a modification, amendment, or waiver of any provision of Section 5(c) hereof, Hollger; provided that execution of a joinder hereto shall not be considered a modification, amendment or waiver of any of the provisions of this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

               11. Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce their rights under this Agreement specifically to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor; provided, however the parties hereto stipulate that the remedies at law of any party hereto in the event of any default or threatened default by any other party hereto in the performance of or compliance with the terms hereof are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced (without posting a bond or other security) by a decree for the specific performance thereof, whether by an injunction against violation thereof or otherwise.

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               12. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party hereto submits to the jurisdiction of any state or federal court sitting in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each party hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8 above. Nothing in this Section 12, however, shall affect the right of any party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTY IN RESPECT OF ITS, HIS OR HER OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

               13. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision had never been contained herein.

               14. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, those documents expressly referred to herein, and the other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

               15. Counterparts. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together shall constitute one and the same agreement.

               16. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[The remainder of this page is left blank intentionally]

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               IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement on the day and year first above written.

SAN HOLDINGS, INC.

By: /s/ Hugh A. O’Reilly Name: Hugh A. O’Reilly Title: Senior Vice President and Chief Financial Officer

SUN SOLUNET, LLC

By: /s/ M. Steven Liff Name: M. Steven Liff Title: Vice President

HOLLGER LLC

By: /s/ Gary Holloway Name: Gary Holloway Title: Partner

MINORITY SHAREHOLDERS

/s/ Michael J. Phelan and Sarah H. Phelan Michael J. Phelan and Sarah H. Phelan

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Exhibit A

Addresses for Notices

(a) If to the Company, to it at:

SAN Holdings, Inc. 900 W. Castleton Road, Suite 100 Castle Rock, CO 80104 Attn: Chief Executive Officer Telecopy: (303) 814-0693

with a copy to:

Sun Capital Advisors II, L. P.
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Attention: Marc J. Leder
                  Rodger R. Krouse
                  C. Deryl Couch
Telecopy No.: (561) 394-0540

and

Kirkland & Ellis
200 East Randolph Drive
Chicago, IL 60601
Attention: Douglas C. Gessner
Telecopy No.: (312) 861-2200

(b) If to Sun Solunet, LLC, to it at:

Sun Solunet, LLC c/o Sun Capital Advisors II, L. P. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 Attention: Marc J. Leder Rodger R. Krouse C. Deryl Couch Telecopy No.: (561) 394-0540

with a copy to: Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601 Attention: Douglas C. Gessner Telecopy No.: (312) 861-2200

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(c) If to Michael J. Phelan and Sara H. Phelan, to them at:

Michael J. Phelan and Sara H. Phelan 1069 Heartsease Drive West Chester, PA 19382

(d) If to Hollger LLC, to it at:

Hollger LLC c/o Five Mile Ventures 96B Rowayton Avenue Rowayton, CT 06853

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EXHIBIT G

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

               THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of April 4, 2003, by and among SAN Holdings, Inc., a Colorado corporation (the “Company”), Sun Solunet, LLC, a Delaware limited liability company (“Sun”), and each Person whose name appears on the signature page hereto or who otherwise hereafter becomes a party to this Agreement (collectively, the “Other Investors”). Sun and the Other Investors are collectively referred to herein as the “Shareholders,” and are individually referred to herein as a “Shareholder.” Otherwise undefined capitalized terms used herein are defined in Section 9 hereof.

               NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

               1. Demand Registrations.

               (a) Requests for Registration. At any time, the holders of at least a majority of the Sun Registrable Securities may request registration under the Securities Act of all or any portion of such Sun Registrable Securities on Form S-1 or any similar long-form registration statement (“Long-Form Registrations”) or, if available, on Form S-2 or S-3 or any similar short-form registration statement (“Short-Form Registrations”). All registrations requested pursuant to this Section 1(a) are referred to herein as “Demand Registrations.” Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to Section 1(d) below, will include in such registration, in addition to the Sun Registrable Securities that are requested to be registered pursuant hereto, all Other Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.

               (b) Long-Form Registrations. The holders of a majority of the Sun Registrable Securities shall be entitled to request unlimited Long-Form Registrations in which the Company will pay all Registration Expenses (as defined below in Section 5). All Long-Form Registrations shall be underwritten registrations.

               (c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section 1(b), the holders of a majority of the Sun Registrable Securities shall be entitled to request an unlimited number of Short-Form Registrations in which the Company will pay all Registration Expenses. Demand Registrations will be Short-Form Registrations whenever the Company is permitted to use any applicable short form. All Short-Form Registrations shall be underwritten registrations, unless otherwise agreed to by the Company.

               (d) Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Registrable Securities included in such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that, in their opinion, the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering, exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the number of Registrable Securities requested to be included in such registration which in the opinion of such underwriters can be sold without adverse effect, pro rata among the respective holders thereof on the basis of the number of Registrable Securities owned by each such holder, and (ii) second, other securities requested to be included in such Demand Registration, pro rata among the holders of such securities on the basis of the number of such securities owned by each such holder.

               (e) Restrictions on Demand Registrations. The Company will not be obligated to effect any Demand Registration within six months after the effective date of a previous Demand Registration with respect to the Company. The Company may postpone, for up to six months (from the date of the request), the filing or the effectiveness of a registration statement for a Demand Registration (i) if the Company’s board of directors believes, in good faith, that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any Subsidiary thereof to engage in any acquisition of assets (other than in the ordinary course of business) or any stock purchase, merger, consolidation, tender offer, reorganization, or similar transaction or (ii) the Company is in possession of material nonpublic information concerning it or its business and affairs and the Company’s board of directors determines in good faith that the prompt public disclosure of such information in a registration statement would reasonably be expected to have an adverse effect on the Company; provided, however, that in any such event, the holders of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall be treated as if it had never been made in the first instance, and the Company will pay all Registration Expenses in connection with such registration. The Company may delay a Demand Registration hereunder only once in any 12-month period.

               (f) Selection of Underwriters. The holders of a majority of the Registrable Securities initially requesting registration hereunder will have the right to select the investment banker(s) and manager(s) to administer the offering under such Demand Registration, subject to the Company’s approval, which will not be unreasonably withheld.

               (g) Other Registration Rights. Except as provided in this Agreement, the Company will not grant to any Persons the right to request that the Company register any equity securities of the Company, or any securities convertible into or exchangeable or exercisable for any such securities, without the prior written consent of the holders of at least a majority of the Registrable Securities (which consent shall not be unreasonably withheld).

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               2. Piggyback Registrations.

               (a) Right to Piggyback. Whenever the Company proposes to register any of its equity securities under the Securities Act (other than pursuant to a Demand Registration or a registration on Form S-4 or S-8 or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), whether or not for sale for its own account, the Company will give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and, subject to Sections 2(c) and 2(d) below, will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 10 days after the receipt of the Company’s notice.

               (b) Piggyback Expenses. In all Piggyback Registrations, the Registration Expenses of the holders of Registrable Securities will be paid by the Company.

               (c) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing (with a copy to each party hereto requesting registration of Registrable Securities) that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing, distribution method or probability of success of the offering, then the Company will include in such registration (i) first, the securities that the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders thereof on the basis of the number of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such securities on the basis of the number of such other securities owned by each such holder.

               (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities (it being understood that secondary registrations on behalf of holders of Registrable Securities are addressed in Section 1 above rather than in this Section 2(d)), and the managing underwriters advise the Company in writing that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such requesting holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such other securities on the basis of the number of such securities owned by each such holder.

               (e) Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the selection of the investment banker(s) and manager(s) for the offering shall be made at the Company’s sole discretion.

               (f) Withdrawal by Company. If, at any time after giving notice of its intention to register any of its securities as set forth in Section 2(a) and before the effective date of such registration statement filed in connection with such registration, the Company shall determine, for any reason, not to register such securities, the Company may, at its sole discretion, give written notice of such determination to each holder of Registrable Securities and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith as provided herein).

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               (g) Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to Section 1 or pursuant to this Section 2, and if such previous registration has not been withdrawn or abandoned, the Company will not file a registration statement for shares of any of its equity securities covered by such registration statement pursuant to Section 1 or Section 2, or securities convertible into or exchangeable or exercisable for such equity securities under the Securities Act (except on Form S-4 or S-8 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least six months in the case of a Registration on Form S-1 for an underwritten offering and three months in the case of any other Registration has elapsed from the effective date of such previous registration.

               3. Holdback Agreements.

               (a) Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities, options, or rights convertible into or exchangeable or exercisable for such securities, during the seven days before and the 180-day period beginning on the effective date of any underwritten public offering of the Company’s equity securities (including Demand and Piggyback Registrations) (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

               (b) The Company agrees not to effect any public sale or distribution of any shares of its equity securities covered by such registration statement pursuant to Section 1 or Section 2, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days before and during the 180-day period beginning on the effective date of any underwritten public offering of the Company’s equity securities (including Demand and Piggyback Registrations) (except as part of such underwritten registration or pursuant to registrations on Form S-4 or S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

               4. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use all commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company will as expeditiously as possible:

               (a) prepare and (within 60 days after the end of the period within which requests for registration may be given to the Company) file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and thereafter use all commercially reasonable efforts to cause such registration statement to become effective (provided that, before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents will be subject to review of such counsel);

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               (b) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of either (i) not less than six months (subject to extension pursuant to Section 7(b)) or, if such registration statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, or (ii) such shorter period as will terminate when all of the securities covered by such registration statement during such period have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (but, in any event, not before the expiration of any longer period required under the Securities Act), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement;

               (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

               (d) use all commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction);

               (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, at the request of any such seller, the Company will prepare and furnish to such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

               (f) use all commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange or the National Association of Securities Dealers (“NASD”) automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a “national market system security” of The Nasdaq Stock Market within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure The Nasdaq Stock Market’s authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

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               (g) use all commercially reasonable efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

               (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split, combination of shares, recapitalization, or reorganization); (i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant, or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives, and independent accountants to supply all such information reasonably requested by any such seller, underwriter, attorney, accountant, or agent in connection with such registration statement;

               (j) otherwise use all commercially reasonable efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

               (k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

               (l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any securities included in such registration statement for sale in any jurisdiction, the Company will use all commercially reasonable efforts promptly to obtain the withdrawal of such order;

               (m) use all commercially reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

               (n) use all commercially reasonable efforts to obtain a cold comfort letter from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters, which letter shall be addressed to the underwriters, and the Company shall use all commercially reasonable efforts to cause such cold comfort letter to also be addressed to the holders of such Registrable Securities; and

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               (o) use all commercially reasonable efforts to obtain an opinion from the Company’s outside counsel in customary form and covering such matters of the type customarily covered by such opinions, which opinion shall be addressed to the underwriters and the holders of such Registrable Securities.

               If any such registration or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Company and if such holder, in its sole and exclusive judgment, is or might be deemed to be an underwriter or a controlling person of the Company, such holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such holder and presented to the Company in writing, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company’s securities covered thereby, and that such holding does not imply that such holder shall assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar federal or state statute then in force, the deletion of the reference to such holder; provided that, with respect to this clause (ii), such holder shall furnish to the Company an opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Company. The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company with such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

               5. Registration Expenses.

               (a) All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, fees and disbursements of counsel for the Company, and all independent certified public accountants, underwriters (excluding discounts and commissions), and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance, and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or, if none are so listed, on a securities exchange or the NASD automated quotation system. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders.

               (b) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

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               (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder will pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable will be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of each seller’s securities to be so registered.

               6. Indemnification.

               (a) The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each holder of Registrable Securities, its officers, directors, members, agents, and employees and each Person who controls such holder (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities, joint or several, together with reasonable costs and expenses (including reasonable attorney’s fees), to which such indemnified party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of, are based upon, are caused by, or result from (i) any untrue or alleged untrue statement of material fact contained (A) in any registration statement, prospectus, or preliminary prospectus or any amendment thereof or supplement thereto, or (B) in any application or other document or communication (in this Section 6 collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration statement under the “blue sky” or securities laws thereof, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such holder and each such director, officer, member, agent and employee for any legal or any other expenses incurred by them in connection with investigating or defending any such loss, claim, liability, action, or proceeding; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof), or expense arises out of, is based upon, is caused by, or results from an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company by such holder or other indemnified party expressly for use therein or by such holder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with any underwritten offering, the Company will indemnify such underwriters, their officers and directors, and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

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               (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the full extent permitted by law, will indemnify and hold harmless the other holders of Registrable Securities and the Company, and their respective directors, officers, members, agents, and employees and each other Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities, joint or several, together with reasonable costs and expenses (including reasonable attorney’s fees), to which such indemnified party may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of, are based upon, are caused by, or result from (i) any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such registration statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by such holder expressly for use therein; provided, however, that the obligation to indemnify will be individual to each holder and will be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

               (c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party), and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

               (d) The indemnifying party shall not, except with the approval of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to each indemnified party of a release from all liability in respect to such claim or litigation without any payment or consideration provided by such indemnified party.

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               (e) If the indemnification provided for in this Section 6 is unavailable to, or is insufficient to hold harmless, an indemnified party under the provisions above in respect to any losses, claims, damages, or liabilities referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand from the sale of Registrable Securities pursuant to the registered offering of securities as to which indemnity is sought, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand in connection with the registration statement on the other in connection with the statement or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) to the Company bear to the total net proceeds from the offering (before deducting expenses) to the sellers of Registrable Securities and any other sellers participating in the registration statement. The relative fault of the Company on the one hand and of the sellers of Registrable Securities and any other sellers participating in the registration statement on the other hand shall be determined by reference to, among other things, whether the untrue or alleged omission to state a material fact relates to information supplied by the Company or by the sellers of Registrable Securities or other sellers participating in the registration statement and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

               (f) The Company and the sellers of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation (even if the sellers of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6, no seller of Registrable Securities shall be required to contribute any amount in excess of the net proceeds received by such seller from the sale of Registrable Securities covered by the registration statement filed pursuant hereto. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

               (g) The indemnification and contribution by any such party provided for under this Agreement shall be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract and will remain in full force and effect regardless of any investigation made or omitted by or on behalf of the indemnified party or any officer, director, employee or controlling Person of such indemnified party and will survive the transfer of securities.

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               7. Participation in Underwritten Registrations.

               (a) No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s); provided that no holder of Registrable Securities will be required to sell more than the number of Registrable Securities that such holder has requested the Company to include in any registration), and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents reasonably required under the terms of such underwriting arrangements.

               (b) Each Person that is participating in any registration hereunder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(e) above, such Person will forthwith discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by such Section 4(e). In the event that the Company shall give any such notice, the applicable time period mentioned in Section 4(b) during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 7 to and including the date when each seller of a Registrable Security covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 4(e).

               8. Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Securities Exchange Act, the Company will file all reports required to be filed by it under the Securities Act and the Securities Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder, and will take such further action as any holder or holders of Registrable Securities may reasonably request, all to the extent required to enable such holders to sell Registrable Securities pursuant to Rule 144 adopted by the Securities and Exchange Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission.

               9. Definitions

               “Common Stock” shall mean the Common Stock, no par value, of the Company.

               “NASD” shall have the meaning set forth in Section 3(f).

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               “Other Registrable Securities” means (i) all shares of Common Stock of the Company originally issued, directly or indirectly, to any Other Investor and (ii) all shares of Common Stock of the Company issued or issuable, directly or indirectly, with respect to the securities referred to in clause (i) above upon exercise, conversion, or exchange or by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization, and (iii) any other shares of Common Stock of the Company held by Persons holding securities described in clauses (i) and (ii) above. As to any particular Other Registrable Securities, such securities shall cease to be Other Registrable Securities (a) when they have been distributed to the public pursuant to an offering registered under the Securities Act, (b) when they have been sold to the public through a broker, dealer, or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force), (c) when they have been repurchased by the Company or any Subsidiary thereof or purchased or otherwise acquired by Sun, and, if such Other Registrable Securities are purchased or otherwise acquired by Sun, then such Other Registrable Securities shall be deemed Sun Registrable Securities or (d) when they have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them at that time shall not require registration under the Securities Act. For purposes of this Agreement, a Person shall be deemed to be a holder of Other Registrable Securities, and the Other Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire, directly or indirectly, such Other Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right other than vesting), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Other Registrable Securities hereunder.

               “Person” shall mean an individual, a corporation, a limited liability company, an association, a joint-stock company, a business trust or other similar organization, a partnership, a joint venture, a trust, an unincorporated organization or a government or any agency, instrumentality or political subdivision thereof.

               “Registrable Securities” means, collectively, the Sun Registrable Securities and the Other Registrable Securities.

               “Securities Act” shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, modified or supplemented from time to time.

               “Securities and Exchange Commission” includes any governmental body or agency succeeding to the functions thereof.

               “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

               “Stock Purchase Warrant” means the Stock Purchase Warrant, Certificate No. W-______, issued by the Company to Sun on the date hereof.

               “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of such Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association, or other business entity.

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               “Sun Registrable Securities” means (i) all shares of Common Stock of the Company originally issued, directly or indirectly, to Sun, (ii) all shares of Common Stock of the Company issued or issuable, directly or indirectly, with respect to the securities referred to in clause (i) above upon exercise, conversion, or exchange or by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization, and (iii) all other shares of Common Stock of the Company held by Persons holding securities described in clauses (i) and (ii) above. As to any particular Sun Registrable Securities, such securities shall cease to be Sun Registrable Securities (a) when they have been distributed to the public pursuant to an offering registered under the Securities Act, (b) when they have been sold to the public through a broker, dealer, or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force), (c) when they have been repurchased by the Company or any Subsidiary thereof or purchased or otherwise acquired by any employee of the Company, and, if such Sun Registrable Securities are purchased or otherwise acquired by any employee of the Company, then such Sun Registrable Securities shall be deemed Other Registrable Securities or (d) when they have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them at that time shall not require registration under the Securities Act. For purposes of this Agreement, a Person shall be deemed to be a holder of Sun Registrable Securities, and the Sun Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Sun Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Sun Registrable Securities hereunder.

               10. Miscellaneous.

               (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to the Company’s securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

               (b) Adjustments Affecting Registrable Securities. The Company will not take any action, or permit any change to occur, with respect to the Company’s securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including, without limitation, effecting a stock split, combination of shares, or other recapitalization).

               (c) Amendment and Waiver. Except as otherwise provided herein, no modification, amendment, or waiver of any provision of this Agreement will be effective against the Company or the holders of Registrable Securities, unless such modification, amendment, or waiver is approved in writing by the Company and the holders of at least a majority of the Sun Registrable Securities; provided that in the event that such amendment or waiver would materially and adversely affect a holder or group of holders of Registrable Securities in a manner substantially different than any other holders of Registrable Securities, then such amendment or waiver will require the consent of such holder of Registrable Securities or a majority of the Registrable Securities held by such group of holders materially and adversely affected. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

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               (d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision had never been contained herein.

               (e) Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, those documents expressly referred to herein, and the other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

               (f) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, executors, successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the holders of Registrable Securities (or any portion thereof) as such shall be for the benefit of, and enforceable by, any subsequent holder of any Registrable Securities (or of such portion thereof).

               (g) Counterparts. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together shall constitute one and the same agreement.

               (h) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce their rights under this Agreement specifically to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor; provided, however the parties hereto stipulate that the remedies at law of any party hereto in the event of any default or threatened default by any other party hereto in the performance of or compliance with the terms hereof are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced (without posting a bond or other security) by a decree for the specific performance thereof, whether by an injunction against violation thereof or otherwise.

               (i) Notices. All communications provided for herein shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such communication by a recognized overnight delivery service (charges prepaid), (b) by a recognized overnight delivery service (charges prepaid), or (c) by messenger. The respective addresses of the parties hereto for the purposes of this Agreement are set forth on Exhibit A attached hereto. Any party may change its address (or facsimile number) by notice to each of the other parties in accordance with this Section 10(i). Notice shall be deemed given (and received) on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile (with confirmation of successful transmission obtained); provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given (and received) on the next business day. Notice otherwise sent as provided herein shall be deemed given (and received) on the next business day following timely delivery of such notice to a reputable air courier service.

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               (j) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party hereto submits to the jurisdiction of any state or federal court sitting in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each party hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(i) above. Nothing in this Section 10(j), however, shall affect the right of any party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTY IN RESPECT OF ITS, HIS OR HER OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

               (k) No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

               (l) Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or legal holiday in the state in which the Company’s chief executive office is located, the time period shall automatically be extended to the business day immediately following such Saturday, Sunday or legal holiday.

               (m) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

* * * * *

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               IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement on the day and year first above written.

SAN HOLDINGS, INC.

By: /s/ Hugh A. O’Reilly Name: Hugh A. O’Reilly Title: Senior Vice President and Chief Financial Officer

SUN SOLUNET, LLC

By: /s/ M. Steven Liff Name: M. Steven Liff Title: Vice President

OTHER INVESTORS

/s/ Michael J. Phelan and Sarah H. Phelan Michael J. Phelan and Sarah H. Phelan

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Exhibit A

Addresses for Notices

(a) If to the Company, to it at:

SAN Holdings, Inc. 900 W. Castleton Road, Suite 100 Castle Rock, CO 80104 Attn: Chief Executive Officer Telecopy: (303) 814-0693

with a copy to:

Sun Capital Advisors II, L. P.
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Attention: Marc J. Leder
                  Rodger R. Krouse
                  C. Deryl Couch
Telecopy No.: (561) 394-0540

           and

Kirkland & Ellis
200 East Randolph Drive
Chicago, IL 60601
Attention: Douglas C. Gessner
Telecopy No.: (312) 861-2200

(b) If to Sun Solunet, LLC, to it at:

Sun Solunet, LLC c/o Sun Capital Advisors II, L. P. 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 Attention: Marc J. Leder Rodger R. Krouse C. Deryl Couch Telecopy No.: (561) 394-0540

with a copy to: Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601 Attention: Douglas C. Gessner Telecopy No.: (312) 861-2200

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(c) If to Michael J. Phelan and Sara H. Phelan, to them at:

Michael J. Phelan and Sara H. Phelan 1069 Heartsease Drive West Chester, PA 19382

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